2/1

Follow-Up Materials

07020756

**M E M O R A N D U M**

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp.

COMPANY ADDRESS:

PROCESSED
FEB 05 2007
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-5 FISCAL YEAR: ________

(03/94)

83-5



**Information Statement**

# International Finance Corporation

The International Finance Corporation ("IFC" or the "Corporation") intends from time to time to issue its notes, bonds, structured debt securities or other evidences of indebtedness ("Securities"), with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters that may resell them in public offerings or otherwise, or they may be sold by IFC, either directly or through agents.

In connection with the sale of Securities issued under IFC's medium-term notes programs at any particular time, the aggregate principal amount, maturity, interest rate(s) or method for determining such rate(s), interest payment dates, redemption premium (if any), purchase price to be paid to IFC, provisions for redemption or other special terms, form and denomination of such Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents as well as other relevant information will be set forth in a prospectus, offering circular or information memorandum for such programs or in related offering documents.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A-Summary of significant accounting and related polices, translation of currencies and (2) all information is given as of June 30, 2006.

## AVAILABILITY OF INFORMATION

IFC will provide additional copies of this Information Statement to the public upon request and without charge. Written or telephone requests should be directed to IFC's principal office at 2121 Pennsylvania Avenue, N.W., Washington, D.C., 20433, Attention: Treasury Department, Tel: (202) 458-9230. IFC's consolidated financial statements and other information filed with the U.S. Securities and Exchange Commission (the "Commission") may also be inspected at the offices of the Commission at Room 1580, 100 F Street, N.E. Washington, D.C. 20549, and copies of such material may be obtained from the Public Reference section of the Commission at the above address at prescribed rates.

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**Recipients of this Information Statement should retain it for future reference, as it is intended that each prospectus, offering circular, information memorandum or other offering document will refer to this Information Statement for a description of IFC, its operations and financial status.**

---

October 31, 2006

## SUMMARY INFORMATION

*Except as otherwise indicated, all data are as of June 30, 2006.*

The International Finance Corporation ("IFC" or the "Corporation") is an international organization, established in 1956 to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (the "World Bank"), the International Development Association ("IDA"), and the Multilateral Investment Guarantee Agency ("MIGA"). It is a legal entity separate and distinct from the World Bank, IDA and MIGA with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of the World Bank. The obligations of IFC are not obligations of, or guaranteed by, the World Bank or any government.

IFC is an experienced supranational organization providing financing and financial services to the private sector in developing countries that are members of IFC. It combines the characteristics of a multilateral development bank with those of a private financial institution. As of June 30, 2006, IFC's entire share capital was held by 178 member countries. As of June 30, 2006, member countries of the Organization for Economic Cooperation and Development ("OECD") held 70.38% of the voting power of IFC. The five largest of IFC's 178 shareholders are the United States (23.65% of the total voting power), Japan (5.87%), Germany (5.36%), United Kingdom (5.04%), and France (5.04%). Generally, IFC charges market-based rates for its loans and seeks market returns on its equity investments. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans. The financial strength of IFC is based principally on the quality of its loan and equity portfolio, its substantial paid-in capital and reserves, and low debt to equity ratio, the size of its liquid assets, its diversified earnings base and its consistent profitability.

**Basis of Preparation of the Corporation's Financial Statements.** The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States ("US GAAP"). The Corporation has traditionally prepared one set of financial statements and footnotes, complying with both US GAAP and International Financial Reporting Standards ("IFRS"). However, principally due to material differences between US Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively "SFAS No. 133)", and its counterpart in IFRS, IAS No. 39, *Financial Instruments Recognition and Measurement*, it has not been possible for the Corporation to satisfy the requirements of both US GAAP and IFRS via one set of financial statements since the year ended June 30, 2000. IFC is actively monitoring developments related to accounting standards and the primary basis for preparation of its financial statements, all with a view to the necessary systems and controls to manage its various lines of business. IFC now plans to resume presentation of its financial statements using IFRS upon completion of the evaluation of an Exposure Draft of Proposed Amendments to IAS 32, Financial Instruments: Presentation and IAS 1, Presentation of Financial Instruments — *Financial Instruments Puttable at Fair Value and Obligations Arising on Liquidation*, issued in June 2006, and in particular the application of this proposed amendment to IFC's capital stock. Unless stated otherwise, discussions of financial performance herein refer to income after expenditures for technical assistance and advisory services ("TAAS") and expenditures for performance-based grants ("PBG") and before net (losses) gains on non-trading financial instruments ("operating income"). Operating income excludes the effects of net gains (losses) on non-trading financial instruments pursuant to SFAS No. 133. The effects of SFAS No. 133 on net income are discussed in Results of Operations.

**Investment Products.** As of June 30, 2006, IFC's disbursed and outstanding loan and equity investment portfolio, including fair value adjustments for loans in qualifying hedge relationships, unamortized net deferred loan origination fees, equity investment impairment write-downs, adjustments to investments accounted for under the equity method and unrealized gains on equity investments held by consolidated Variable Interest Entities ("VIEs") ("disbursed investment portfolio") amounted to United States dollars ("US dollars" or "$") 13.6 billion. Loans represented 79% and equities 21% of the disbursed investment portfolio. The disbursed investment portfolio is diversified by country, region, industry, sector and project type. Credit risks are shared with other private sector investors as IFC does not generally provide financing for its own account for more than 25% of project cost. IFC's disbursed equity plus quasi-equity investments (net of impairment write-downs) may not exceed 100% of its net worth. IFC applies stringent lending and equity investment criteria; projects are appraised on their technical, managerial, financial, and economic merits. Generally, IFC loans are priced on a market basis and equity investment decisions are similarly made based on risk-reward considerations.

**Liquid Assets.** As of June 30, 2006, the fair value of IFC's liquid assets portfolio (net of associated derivative instruments and securities lending activities) amounted to $12.7 billion, down from $13.3 billion at June 30, 2005. IFC's liquid assets plus undrawn borrowings from the World Bank are sufficient to cover all of IFC's undisbursed loan and equity commitments. IFC's liquidity policy requires IFC to keep at all times the sum of its liquid assets and undrawn borrowing commitments from the World Bank sufficient to cover at least 65% of its estimated net cash requirements for the next three years. The Corporation's liquid assets comprise highly rated fixed and floating rate instruments issued or unconditionally guaranteed by governments, government agencies and instrumentalities, multilateral organizations and AAA-rated corporate issuers, including mortgage-and asset-backed securities. Liquid Assets also includes time deposits and other unconditional obligations of banks and financial institutions, together with associated derivative instruments pertaining to such obligations.

**Borrowings.** IFC raises virtually all of the funds for its lending and equity investment activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with the World Bank. IFC diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost effectiveness. Since it began borrowing directly from the international capital markets in 1985, IFC has raised the equivalent of $45.1 billion involving 34 currencies. As of June 30, 2006, IFC's outstanding borrowings totaled $15.0 billion, including $0.1 billion from the World Bank. In addition, IFC undertakes a substantial volume of currency and interest rate swap transactions to convert its market borrowings into variable-rate US dollar liabilities.

**Enterprise Risk Management.** In executing its sustainable private sector mandate, IFC assumes various types of risks. The Corporation's management has defined a comprehensive enterprise risk management framework, within which it recognizes four main risk groupings: strategic risk, credit risk, financial risk, and operational risk. Active management of these risks is a key determinant of the Corporation's success and its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, the Corporation has adopted several key financial and exposure policies and a number of prudential policies. IFC uses derivative instruments to manage financial risk associated with its borrowing, lending and liquidity management activities, and in connection with its client risk management products. The credit exposures on currency swaps and interest rate swaps are controlled through specified credit-rating requirements for counterparties, and increasingly through netting and collateralization arrangements.

**Net Worth.** As of June 30, 2006, IFC's net worth (presented as "Total Capital" in the Corporation's financial statements) amounted to $11.1 billion, including $8.7 billion in retained earnings, of which $0.9 billion has been designated for TAAS, PBG and grants to IDA. IFC must maintain at all times a level of capital (paid-in capital, retained earnings and general loan loss reserves) equal to at least 30% of risk-weighted assets. As of June 30, 2006, the capital adequacy ratio was 54%. Under IFC's Articles of Agreement, so long as IFC has outstanding indebtedness to the World Bank, IFC's leverage, as measured by the ratio of IFC's debt (borrowings plus outstanding guarantees) to equity (total subscribed capital plus retained earnings), may not exceed 4.0 to 1. At June 30, 2006, this ratio was 1.5 to 1.

**The above information is supplemented and qualified by the additional information and Financial Statements and Notes thereto appearing elsewhere in this Information Statement.**

## SELECTED FINANCIAL DATA

The balance sheet and income statement data presented below have been derived from consolidated financial statements for the years ended June 30, 2006 ("FY06") and June 30, 2005 ("FY05") and financial statements for the year ended June 30, 2004 ("FY04") audited by Deloitte & Touche LLP, independent accountants and for the years ended June 30, 2003 ("FY03") and June 30, 2002 ("FY02"), by Deloitte Touche Tohmatsu (International Firm). Certain amounts have been reclassified so as to conform with the current year presentation. The information set forth below should be read in conjunction with the consolidated financial statements and notes thereto as well as other financial information included elsewhere herein. Except as otherwise indicated, all amounts are expressed in millions of US dollars.

| | | As of and for the years ended June 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Consolidated net income highlights:** | | | | | | |
| Interest and financial fees from loans | | 807 | 660 | 518 | 477 | 547 |
| Income from liquid asset trading activities | | 444 | 358 | 177 | 475 | 524 |
| Charges on borrowings | | (603) | (309) | (141) | (226) | (438) |
| Income from equity investments | | 1,228 | 1,365 | 658 | 145 | 160 |
| Of which: | | | | | | |
| Realized capital gains on equity sales | | 928 | 723 | 386 | 52 | 288 |
| Dividends and profit participations | | 327 | 258 | 207 | 147 | 141 |
| Amortization of Unincorporated Joint Venture ("UJV") conditional asset retirement obligations | | (8) | — | — | — | — |
| Unrealized income from Limited Liability Partnerships ("LLPs") and certain Limited Liability Corporations ("LLCs") | | 56 | 191 | — | — | — |
| Changes in carrying value of equity investments | | — | 269 | 69 | (50) | (268) |
| Equity investment impairment write-downs | | (57) | (62) | — | — | — |
| Net losses on equity-related derivatives and custody & other fees | | (18) | (14) | (4) | (4) | (1) |
| (Provision for) release of provision for losses on loans and guarantees | | (15) | 261 | 103 | (48) | (389) |
| Net other expense | | (362) | (344) | (304) | (295) | (243) |
| Income before expenditures for TAAS, PBG and net (losses) gains on non-trading financial instruments | | 1,499 | 1,991 | 1,011 | 528 | 161 |
| Expenditures for TAAS | | (55) | (38) | (29) | — | — |
| Expenditures for PBG | | (35) | — | — | — | — |
| Income after expenditures for TAAS and PBG and before net (losses) gains on non-trading financial instruments ("operating income") | | 1,409 | 1,953 | 982 | 528 | 161 |
| Net (losses) gains on non-trading financial instruments | | (131) | 62 | 11 | (41) | 54 |
| Net income | | 1,278 | 2,015 | 993 | 487 | 215 |
| **Consolidated balance sheet highlights:** | | | | | | |
| Total assets | | 38,420 | 39,560 | 32,361 | 31,543 | 27,739 |
| Liquid assets, net of associated derivatives | | 12,730 | 13,325 | 13,055 | 12,952 | 14,532 |
| Loan and equity investments, net | | 12,731 | 11,489 | 10,279 | 9,377 | 7,963 |
| Borrowings withdrawn and outstanding | | 14,967 | 15,359 | 16,254 | 17,315 | 16,581 |
| Total capital | | 11,076 | 9,798 | 7,782 | 6,789 | 6,304 |
| Of which: | | | | | | |
| Undesignated retained earnings | | 7,859 | 6,871 | 5,193 | 4,425 | 3,938 |
| Retained earnings designated for TAAS | | 487 | 312 | 225 | — | — |
| Retained earnings designated for PBG | | 215 | 250 | — | — | — |
| Retained earnings designtated for grants to IDA | | 150 | — | — | — | — |
| Capital stock | | 2,364 | 2,364 | 2,361 | 2,360 | 2,360 |
| Other | | 1 | 1 | 3 | 4 | 6 |
| **Key financial ratios[1]:** | | | | | | |
| Return on average assets[2] | (%) | 3.6 | 5.4 | 3.1 | 1.8 | 0.6 |
| Return on average net worth[3] | (%) | 13.7 | 22.6 | 13.7 | 8.2 | 2.7 |
| Cash and liquid investments as a percentage of next three years' estimated net cash requirements | (%) | 112 | 142 | 116 | 107 | 109 |
| Debt to equity ratio[4] | | 1.5:1 | 1.8:1 | 2.3:1 | 2.6:1 | 2.8:1 |
| Capital adequacy ratio[5] | (%) | 54 | 50 | 48 | 45 | 49 |
| Total reserve against losses on loans to total disbursed loan portfolio[6] | (%) | 8.3 | 9.9 | 14.0 | 18.2 | 21.9 |
| **Memorandum:** | | | | | | |
| Guarantees signed | | 1,150 | 978 | 886 | 1,080 | 794 |
| Guarantees outstanding | | 494 | 291 | 315 | 314 | 223 |

[1] Key financial ratios are generally calculated excluding the effects of net gains (losses) on non-trading financial instruments pursuant to SFAS No. 133.

[2] Return on average assets is defined as operating income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.

[3] Return on average net worth is defined as operating income for the fiscal year as a percentage of the average of total net worth (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.

[4] Debt to equity ratio is defined as the ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus retained earnings at the end of the fiscal year.

[5] Capital adequacy ratio is defined as the ratio of capital (including paid-in capital, retained earnings and general loss reserve) to risk-weighted assets, both on- and off-balance sheet.

[6] Total reserves against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed loan portfolio at the end of the fiscal year.

## THE CORPORATION

IFC is an international organization, established in 1956 under its Articles of Agreement (the "Articles of Agreement") to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also includes the World Bank, IDA and MIGA. Although IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions, IFC is a legal entity separate and distinct from the World Bank, IDA and MIGA and operates pursuant to its own Articles of Agreement. While it shares some services with the World Bank and the President of IFC is also the President of the World Bank, IFC has its own management and staff. IFC's principal office is located at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433.

IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. Generally, IFC charges market-based rates for its loans and seeks market returns on its equity investments. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans.

## USE OF PROCEEDS

The net proceeds to IFC from the sale of the Securities will be used for the general operations of IFC in accordance with its Articles of Agreement.

## FINANCIAL STRUCTURE OF IFC

Total assets were $38.4 billion at June 30, 2006 ($39.6 billion — June 30, 2005), including $12.7 billion in liquid assets, net of associated derivatives ($13.3 billion — June 30, 2005) and $13.6 billion in the disbursed investment portfolio ($12.5 billion — June 30, 2005). The disbursed investment portfolio is reduced by reserves against losses on loans of $0.9 billion at June 30, 2006 ($1.0 billion — June 30, 2005). Total assets also includes $1.1 billion in derivative assets at fair value ($1.5 billion — June 30, 2005).

## CLIENT SERVICES

### Business Overview

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital, domestic and foreign, into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through co-financing or through loan syndications, and guarantees. In addition to project finance (described below) and resource mobilization, IFC offers financial and technical advisory services to private businesses in developing member countries. It also advises member governments on private sector development matters.

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

The Corporation's main investment activity is project financing. This encompasses "greenfield" projects, expansions, and modernizations. IFC also provides corporate credits to selected companies to finance ongoing programs of investment projects. In addition, the Corporation facilitates financing through financial intermediaries, covering project and general purpose lending and specialized lending products such as leasing, trade, and mortgage finance. These financial intermediaries function either as IFC's borrower, on-lending to private sector companies at their own risk, or as IFC's agent, identifying companies for direct loans from IFC.

The Corporation applies stringent tests of enterprise soundness, project viability, and developmental impact in determining the eligibility of projects for its investments.

IFC has historically delivered its mission primarily through investments. IFC has increased its efforts in frontier markets and sustainable development impact. As a result, the demands on the Corporation for associated advisory work and technical assistance have increased and continue to grow. In FY04, IFC established a funding mechanism for TAAS, funded by designations of IFC's retained earnings. This funding mechanism finances project development facilities, private enterprise partnerships and similar facilities focused on small and medium-size enterprise development and similar initiatives.

Amounts designated for TAAS are determined based on the Corporation's annual operating income in excess of $150 million, contemplating the financial capacity and priorities of the Corporation, and are approved by the Corporation's Board of Directors prior to the issuance of the annual financial statements. Expenditures for the various approved technical assistance and advisory projects are recorded as expenses in the Corporation's income statement in the year in which they occur, beginning in FY05, and have the effect of reducing retained earnings designated for this specific purpose. Prior to FY06, IFC's Board of Directors had approved designations of $350 million of the Corporation's retained earnings. On August 7, 2006, IFC's Board of Directors approved a further designation of $230 million of the Corporation's retained earnings. IFC incurred expenditures for technical assistance and advisory services of $38 million in FY05 and $55 million in FY06, thereby reducing the amount of retained earnings designated for technical assistance and advisory services at June 30, 2006 to $487 million. Additional information on the funding mechanism for TAAS, can be found in Notes A and K to the Corporation's FY06 consolidated financial statements.

In FY05, IFC began the analysis to create a program to fund performance-based grants, targeted at specific industries in developing countries, particularly frontier areas. The performance-based grants initiative ("PBGI") establishes a pool of resources for funding performance-based grants to individual private-sector projects in developing markets. The PBGI furthers IFC's frontier strategy by opening new opportunities to generate developmental impact.

The initiative had been discussed by IFC's Board of Directors during the second half of FY05 but no decisions on the principles or modalities of the initiative were made at that time. As a result, IFC designated $250 million of retained earnings for the initiative, with further deliberations to occur in FY06 on the principles and specifics of the initiative. On March 30, 2006, IFC's Board of Directors approved an implementation mechanism for the initiative and an initial pilot phase of $65 million. During FY06, IFC provided $35 million to the World Bank's Global Partnership on Output Based Aid under the pilot phase; this amount has been recorded as an expense in FY06, thereby reducing the amount of retained earnings designated for performance-based grants at June 30, 2006 to $215 million.

As part of the efforts of the members of the World Bank Group to increase their cooperation, and in particular to benefit the poorest countries, IFC and IDA have discussed the possibility of providing resources for the benefit of IDA projects in countries which are members of both IFC and IDA. IFC plans to grant monies to IDA to be applied to IDA grant projects that encourage the growth of productive private enterprise in countries that are members of both IFC and IDA. On August 7, 2006, IFC's Board of Directors approved the designation of $150 million to IDA for such purposes.

#### Investment Process and Portfolio Supervision

IFC's investment process can be divided into six main stages: (1) identification and appraisal; (2) Board approval; (3) document negotiation; (4) commitment; (5) disbursement; and (6) supervision. Prior to May 15, 2006, the initial four stages were carried out under the responsibility of the Vice President, Operations. Beginning on May 15, 2006 they were carried out under the responsibility of the Vice President, Industries. During FY06, the fifth and sixth stages were overseen by the Vice President, Portfolio and Risk Management.

The Corporation carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures. IFC's Board of Directors is informed of such matters and of recommended courses of action at regular intervals.

## Investment Program Summary

### Commitments

In FY06, the Corporation entered into new commitments totaling $6.7 billion, compared with $5.4 billion for FY05. Loan and equity investment commitments pending disbursement at June 30, 2006 were $6.9 billion ($5.8 billion — June 30, 2005). Guarantees and client risk management facilities committed but not utilized at June 30, 2006, were $0.8 billion ($0.8 billion — June 30, 2005). FY06 and FY05 commitments comprised the following:

| | June 30, | |
|---|---|---|
| | 2006 | 2005 |
| | (in millions of US dollars) | |
| Loans | $4,126 | $4,125 |
| Equity | 997 | 528 |
| Quasi-equity | 969 | 500 |
| Guarantees & other | 611 | 220 |
| **Total investments for IFC's own account** | $6,703 | $5,373 |
| B-loans | $1,572 | $1,076 |

### Disbursements

IFC disbursed $4.4 billion for its own account in FY06 ($3.5 billion — FY05). IFC's disbursed and outstanding loan portfolio for its own account, including fair value adjustments for loans in qualifying hedging relationships and unamortized net deferred loan origination fees ("disbursed loan portfolio") grew 8.5% to $10.8 billion at June 30, 2006 ($10.0 billion — June 30, 2005). IFC's equity investment portfolio, net of impairment write-downs and including adjustments to investments accounted for under the equity method and unrealized gains on equity investments held by consolidated VIEs ("disbursed equity portfolio"), grew 12.3% to $2.8 billion at June 30, 2006 ($2.5 billion — June 30, 2005).

### Approvals

In FY06, IFC approved new investments for its own account, including guarantees and client risk management facilities, totaling $7.1 billion, representing 286 projects, compared with $6.6 billion in FY05, representing 252 projects. In addition, IFC approved loan participations (B-loans) arranged to be placed with financial institutions (Participants) for loans approved by the Corporation's Board of Directors totaling $2.2 billion in FY06, compared with $1.9 billion in FY05. FY06 and FY05 approvals comprised the following:

| | June 30, | |
|---|---|---|
| | 2006 | 2005 |
| | (in millions of US dollars) | |
| Loans | $4,479 | $4,679 |
| Equity | 1,133 | 571 |
| Quasi-equity | 881 | 673 |
| Guarantees & other | 600 | 708 |
| **Total investments for IFC's own account** | $7,093 | $6,631 |
| B-loans | $2,176 | $1,868 |

Approvals pending commitment for IFC's own account at June 30, 2006, including guarantees and client risk management facilities, were $3.6 billion ($3.5 billion — June 30, 2005).

**Disbursed Investment Portfolio**

The Corporation's disbursed investment portfolio is widely diversified by sector and geographic region. The following tables show the distribution of the portfolio (before adjustments to investments accounted for under the equity method, unrealized gains on equity investments held by consolidated VIEs, unamortized net deferred loan origination fees and fair value adjustments for loans in qualifying hedge relationships) as of June 30, 2006 and June 30, 2005:

*Distribution by Sector*

| | June 30, | |
|---|---|---|
| **Sector** | **2006** | **2005** |
| Finance and insurance | 34% | 28% |
| Utilities | 9 | 10 |
| Oil, gas and mining | 7 | 8 |
| Transportation and warehousing | 6 | 6 |
| Industrial and consumer products | 6 | 6 |
| Nonmetallic mineral product manufacturing | 5 | 5 |
| Information | 5 | 5 |
| Food and beverages | 4 | 5 |
| Chemicals | 4 | 3 |
| Collective investment vehicles | 3 | 4 |
| Agriculture and forestry | 3 | 2 |
| Wholesale and retail trade | 3 | 3 |
| Accommodation and tourism services | 2 | 3 |
| Paper and pulp | 2 | 2 |
| Primary metals | 2 | 3 |
| Textiles, apparel and leather | 1 | 2 |
| Plastics and rubber | 1 | 1 |
| Construction and real estate | 1 | 1 |
| Other | 2 | 3 |
| | 100% | 100% |

*Distribution by Geographic Region*

| | June 30, | |
|---|---|---|
| **Region** | **2006** | **2005** |
| Europe and Central Asia | 33% | 28% |
| Latin America and Caribbean | 31 | 35 |
| Asia | 22 | 22 |
| Sub-Saharan Africa | 7 | 7 |
| Middle East and North Africa | 6 | 6 |
| Other | 1 | 2 |
| | 100% | 100% |

**Disbursed B-Loans**

The portfolio of disbursed and outstanding B-loans which are serviced by the Corporation at June 30, 2006 totaled $3.9 billion in 172 transactions, compared with $4.4 billion in 204 transactions at June 30, 2005.

Additional information on IFC's loans and equity investments as of and for the years ended June 30, 2006 and June 30, 2005 can be found in Notes C, D, E, F and G to the Corporation's FY06 consolidated financial statements.

**Investment Products**

*Loans*

Loans account for the major part of the financing provided by IFC, representing 79% of the Corporation's disbursed investment as of June 30, 2006, compared with 80% at June 30, 2005.

Loans will generally have the following characteristics:

*Term:* typically amortizing, with final maturities of up to 12 years
*Currency:* primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, Swiss franc, and Japanese yen
*Interest rate:* fixed or variable
*Pricing:* reflects such factors as market conditions and country and project risks; variable rate loans are generally tied to the 6-month LIBOR index in the relevant currency.

IFC offers local currency loan products to certain clients, provided that the Corporation is able to hedge its local currency exposure through mechanisms such as cross-currency swaps or forward contracts. Fixed-rate loans and loans in currencies other than US dollars are normally transformed, using currency and/or interest rate swaps, into US dollar variable rate loans.

On June 30, 2006, IFC's disbursed loan portfolio was $10.8 billion ($10.0 billion — June 30, 2005). At June 30, 2006, 76% (81% — June 30, 2005) of the Corporation's disbursed loan portfolio, excluding fair value adjustments for loans in qualifying hedging relationships and unamortized net deferred loan origination fees, was US dollar-denominated.

The currency composition of the disbursed loan portfolio, excluding fair value adjustments for loans in qualifying hedging relationships and unamortized net deferred loan origination fees, at June 30, 2006 and June 30, 2005 was as follows:

| | June 30, | |
|---|---|---|
| | 2006 | 2005 |
| | (in millions of US dollars) | |
| US dollars | $ 8,300 | $8,074 |
| Euro | 1,498 | 1,193 |
| Other currencies | 1,059 | 695 |
| **Total** | $10,857 | $9,962 |

*Equity*

Equity investments accounted for 21% of the Corporation's disbursed investment portfolio at June 30, 2006, compared with 20% at June 30, 2005. IFC's equity investments are typically in the form of common or preferred stock and are usually denominated in the currency of the country in which the investment is made.

*Quasi-equity*

In addition to traditional equity investments, the Corporation provides financing through a variety of quasi-equity instruments, which constitute a growing portion of its investment portfolio. Quasi-equities include subordinated or convertible loans, asset-backed securities, mortgage-backed securities, and certain common or preferred shares with put and/or call features. Depending upon their characteristics, quasi-equities may be classified as either loans or equity investments in the Corporation's balance sheet. At June 30, 2006, the Corporation's disbursed quasi-equity portfolio, before fair value adjustments on loans in qualifying hedging relationships, adjustments to investments accounted for under the equity method, unrealized gains on equity investments held by consolidated VIEs, and unamortized net deferred loan origination fees, totaled $1,935 million ($1,768 million — June 30, 2005), of which $1,808 million was classified as loans ($1,638 million — June 30, 2005) and $127 million was classified as equity investments ($130 million — June 30, 2005) in the Corporation's consolidated balance sheet.

*Loan participations (B-loans)*

IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. The principal direct means by which the Corporation mobilizes such private sector finance is through the sale of participations in its loans, known as the B-loan program. Through the B-loan program, IFC has worked primarily with commercial banks but also with nonbank financial institutions in financing projects since the early 1960's. Over 150 commercial banks and nonbank financial institutions currently participate in IFC's B-loan program.

Whenever it participates a loan, IFC will always make a loan for its own account (an A-loan), thereby sharing the risk alongside its loan participants. IFC acts as the lender of record and is responsible for the administration of the entire loan, including the B-loan. IFC charges fees to the borrower at prevailing market rates to cover the cost of the syndication of the B-loan. Since it began its loan syndication program, IFC has placed participations totaling $26 billion.

*Client risk management products*

IFC provides clients with access to asset and liability management tools such as currency swaps and interest rate swaps, caps and floors by acting as an intermediary between clients and market counterparties. IFC also provides risk-sharing structures and guarantees that allow its clients to transact directly with market counterparties.

*Guarantees and partial credit guarantees*

The Corporation offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. The Corporation's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse the Corporation in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies. During FY06, the Corporation signed $0.6 billion of guarantees, $0.2 billion in FY05.

*Advisory activities*

The Corporation, on its own or through a department jointly managed with the World Bank, provides three general types of advisory services to member countries and individual enterprises:

(1) Special advisory services on project structuring and financial packaging.

(2) Financial advisory services provided to member governments or to private sector clients.

(3) Policy advice to governments on capital markets development and private sector development, including privatization and foreign investment.

The Corporation also assists governments with developing the legal frameworks for privatizing their state-owned sectors, and selling individual enterprises. Fees are charged for advisory services consistent with market rates charged for comparable services. IFC recorded such fees amounting to $52 million for FY06 ($41 million — FY05 and $41 million — FY04).

*Technical assistance and advisory services*

TAAS involve the provision of advice and capacity building support and services to entities external to the Corporation. TAAS are key to IFC's development mission and now form a core line of business that is part of IFC's "branding." IFC's TAAS are central to IFC's mission of improving the private sector in its member countries. IFC's TAAS operations are often the focal point of IFC's engagement in many member countries where investment opportunities are nascent. Currently IFC implements TAAS operations in more than 100 countries. Beginning in FY05, the Corporation established a funding mechanism for TAAS, funded by designations of IFC's retained earnings, in order to address its increased efforts in TAAS. IFC delivers TAAS through mechanisms such as Project Development Facilities and Private Enterprise Partnerships. In FY06, expenditures for TAAS totaled $55 million ($38 million — FY05 and $29 million — FY04). In FY06, such initiatives included:

(1) The Private Enterprise Partnership, which provides focused technical assistance, with the goal of helping build successful private businesses in the former Soviet Union region.

(2) The Private Enterprise Partnership for Africa, which enhances support to Small and Medium-Size Enterprises ("SMEs") through project development and engaging in improving the investment climate.

(3) The Private Enterprise Partnership for the Middle East and North Africa ("MENA"), which provides technical assistance to support private sector development to all countries in the MENA region.

(4) The Latin America SME Facility, which promotes private sector growth through SMEs in selected countries in Latin America with the aim of fostering job creation and reducing poverty in the host countries.

(5) The Grassroots Business Initiative, which strengthens and expands support to grassroots business organizations.

## TREASURY SERVICES

### Liquid Assets

IFC invests its liquidity in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and AAA-rated corporate issuers, including mortgage- and asset-backed securities, time deposits and other unconditional obligations of banks and financial institutions.

The Corporation manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in five separate portfolios.

| PORTFOLIO | MARKET VALUE* | COMPRISING | MANAGED BY | INVESTED IN | BENCHMARK |
|---|---|---|---|---|---|
| P0 | $1.2bn ($1.0bn) | Funds awaiting disbursement or reinvestment | IFC's Treasury Department | Short-term deposits | US overnight Fed funds |
| P1 | $5.2bn ($6.7bn) | Proceeds from market borrowings invested pending disbursement of operational loans | IFC's Treasury Department | Principally global government bonds, asset-backed securities, and other AAA-rated corporate bonds generally swapped into 6-month US dollar LIBOR | Since January 2001, adjusted 3-month US dollar LIBID **. Prior to January 2001, 6-month US dollar LIBOR |
| P2 | $4.9bn ($4.1bn) | Primarily the Corporation's paid-in capital and accumulated earnings that have not been invested in equity and quasi-equity investments or fixed-rate loans | IFC's Treasury Department | US Treasuries and other sovereign and agency issues | Lehman Brothers Intermediate US Treasury Index*** |
| P3 | $1.0bn ($1.1bn) | Proceeds from market borrowings | External managers appointed by IFC | Global government bonds and mortgage-backed securities | Same as for P1 |
| P4 | $0.4bn ($0.4bn) | An outsourced portion of the P2 portfolio | External managers appointed by IFC | US Treasuries and other sovereign and agency issues | Same as for P2 |
| **Total** | $12.7bn ($13.3bn) | | | | |

* at June 30, 2006 (June 30, 2005)

** adjusted 3 month US dollar LIBID=US dollar LIBOR-12.5 basis points. The net duration of the P1 and P3 benchmarks is approximately 0.25 years

*** duration of P2 portfolio plus fixed-rate loans.

The P3 portfolio is not permitted to exceed 12% of the total value of liquid assets at any time.

All portfolios are accounted for as trading portfolios.

The Corporation has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, the Corporation utilizes derivative instruments, including futures, and options, and takes long or short positions in securities.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Finance and Risk Committee, a subcommittee of the Corporation's Management Group.

#### Capitalization

IFC's capitalization as of June 30, 2006 and June 30, 2005 is as follows:

| | June 30, 2006 | June 30, 2005 |
|---|---|---|
| | (in millions of US dollars) | |
| **Borrowings** | | |
| Borrowings from market sources | $14,887 | $15,304 |
| Borrowings from the World Bank | 80 | 55 |
| **Capital and retained earnings** | | |
| Paid-in capital | 2,364 | 2,364 |
| Retained earnings | 8,711 | 7,433 |
| **Other** | 1 | 1 |
| **Total capitalization** | $26,043 | $25,157 |

During the period July 1, 2006 through October 27, 2006, IFC has undertaken 22 borrowings from market sources ($770 million in the aggregate). The borrowings undertaken during this period were comprised of seven Japanese Yen issues amounting to $51 million, five United States Dollar issues amounting to $90 million, one Euro issue amounting to $31 million, one Australian Dollar issue amounting to $120 million, one Hong Kong Dollar issue amounting to $96 million, one Mexican Peso issue amounting to $18 million, five South African Rand issues amounting to a $331 million, and one New Turkish Lira issue amounting to $33 million.

**Borrowings**

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, the Corporation may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. The Corporation borrowed $1.8 billion during FY06 ($2.0 billion — FY05 and $3.0 billion — FY04). In addition, IFC's Board of Directors has authorized the repurchase and redemption of and tender for debt obligations issued by the Corporation. During FY06, the Corporation repurchased and retired $209 million of outstanding debt ($133 million — FY05).

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. Outstanding market borrowings have remaining maturities ranging from less than one year to almost 30 years, with a weighted average remaining maturity of 10.7 years at June 30, 2006 (11.6 years — June 30, 2005).

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2006, the Corporation had gross payables from borrowing-related currency swaps of $8.5 billion ($9.4 billion — June 30, 2005) and from borrowing-related interest rate swaps in the notional principal amount of $6.7 billion ($6.7 billion — June 30, 2005). After the effect of these derivative instruments is taken into consideration, substantially all of the Corporation's market borrowings at June 30, 2006, and all of the Corporation's market borrowings at June 30, 2005 were US dollar-denominated.

The weighted average cost of market borrowings after currency and interest rate swap transactions was 4.9% at June 30, 2006 (3.3% — June 30, 2005).

### Capital and Retained Earnings

As of June 30, 2006, IFC's net worth (presented as Total Capital in the Corporation's consolidated balance sheet) amounted to $11.1 billion, up from the June 30, 2005 level of $9.8 billion. At June 30, 2006, net worth comprised $2.4 billion of paid-in capital, unchanged from June 30, 2005, and $8.7 billion of retained earnings ($7.4 billion at June 30, 2005).

As of June 30, 2006 and June 30, 2005, IFC's authorized capital was $2.45 billion, of which $2.36 billion was subscribed at June 30, 2006, unchanged from June 30, 2005. Over 99% of this was paid in ($2.36 billion — June 30, 2006 and June 30, 2005). The Corporation has agreed to defer the payment dates for certain member countries. Pursuant to these arrangements, $1 million of subscribed shares remained unpaid at June 30, 2006, unchanged from June 30, 2005.

At June 30, 2006, retained earnings comprised $7.8 billion of undesignated retained earnings ($6.9 billion — June 30, 2005), $0.5 billion of retained earnings for TAAS ($0.3 billion — June 30, 2005), $0.2 billion of retained earnings designated for PBG ($0.3 billion — June 30, 2005), and $0.2 billion of retained earnings designated for grants to IDA ($0 — June 30, 2005).

## ENTERPRISE RISK MANAGEMENT

In executing its sustainable private sector development business, IFC assumes various kinds of risks. The Corporation's management has defined a comprehensive enterprise risk management framework, within which it recognizes four main risk groupings: strategic risk, credit risk, financial risk, and operational risk.

Active management of these risks is a key determinant of the Corporation's success and its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, the Corporation has adopted several key financial and exposure policies and a number of prudential policies.

### FY06 Enterprise Risk Highlights

The recently created Project Risk Management function (organized as part of IFC's Financial Operations Department) has developed and implemented detailed operational risk management controls and procedures and has implemented these across our most important industry groups. These updated procedures will be implemented in FY07 for all new projects. Also in FY07, this group will establish appropriate staff in the regional centers, thus significantly improving the management of investment project administration and compliance monitoring within the regions.

The Corporation initiated policy reviews in two areas: first, of its financial policies, to confirm that these are in line with new business imperatives and best practices in risk management; second, of its Safeguard Policies, Policy on Disclosure of Information, and Environmental, Health & Safety (EHS) Guidelines, involving a comprehensive update of its policies and guidelines, subsequent to stakeholder consultation and expert guidance.

The Corporation is committed to ensuring that it has timely, effective and efficient risk management controls at each step of its investment process, and in FY06, made the commitment to increase risk management staffing and to place key credit risk managers in the regional hubs to improve the timeliness and quality of the risk decision process. The sophistication of the risk process at IFC necessitates reviews of economic and social risks, corporate governance standards for clients, and reputation risk reviews in addition to the more traditional credit quality and operational concerns. The Corporation believes that this move to put key decision risk makers in the regions will significantly improve the quality of its enterprise risk management, and will implement this strategy in the first quarter of FY07.

### Strategic Risk

IFC defines strategic risk as the potential reputational, financial and other consequences of a failure to achieve its strategic mission and, in particular, its sustainable development mandate.

The overall management of strategic risk is effected through the definition and implementation of an annual strategy for meeting the Corporation's mission and guidelines for its investment operations and advisory services. The strategy is developed with Senior Management by the Operational Strategy Group, and is approved by the Board of Directors. The Independent Evaluation Group (formerly the Operations Evaluation Group) conducts ex post evaluations of the implementation of the Corporation's investment strategy on an ongoing basis.

The Corporation's commitment to quality enterprise risk management, particularly on the environment and social front, continues to gain acceptance with IFC's strategic partners as the "Equator Principles" announced in FY05 have now become an established standard for financial institutions engaged in finance in the emerging markets. Responsibility for managing these economic and social risk principles both internally and in liaison with other financial institutions rests with the Environment and Social Development Department. In addition, the Corporation is focused on ensuring the evolving principles of corporate governance are accepted and practiced by its clients, and great emphasis is placed on developing these standards as part of IFC's development activities. Responsibility for managing corporate governance both internally and within projects rests with the Corporate Governance Department. More broadly, the responsibility for the management of the fundamental reputational risk associated with the selection of project sponsors and the review of aspects relating to integrity rests with the operational departments, in which they are supported by the Business Risk Department.

The key guiding principles and policies established as part of the framework for controlling strategic risk are as follows:

#### Guiding Principles for IFC's Operations

*Catalytic role:* IFC will seek above all to be a catalyst in facilitating productive investments in the private sector of its developing member countries. It does so by mobilizing financing from both foreign and domestic investors from the private and public sectors.

*Business partnership:* IFC functions like a business in partnership with the private sector. Thus, IFC takes the same commercial risks as do private institutions, investing its funds under the discipline of the marketplace.

*Additionality:* IFC participates in an investment only when it can make a special contribution not offered or brought to the deal by other investors.

#### Environmental and Social Policies

The Corporation has developed a comprehensive set of Guidelines and Safeguard Policies to promote environmentally and socially responsible private sector investments. Project sponsors are given the Safeguard Policies for environmental and social issues to review prior to conducting their assessments, as well as the environmental, health, and safety guidelines specific to the particular industry, sector, and type of project.

When making investments, IFC applies its standards to the project and its performance is monitored against those standards. Projects are expected to comply with the applicable policies and guidelines, as well as applicable local, national, and international laws.

#### FY06 Strategic Risk Highlights

IFC's Environmental and Social Policies have become widely recognized as best practice when twelve international commercial banks adopted them in the form of the Equator Principles. To date, more than 30 leading international financial institutions have adopted these principles. During FY06, the Business Risk Department has started developing tools to help the Corporation's operational departments analyze broader reputation risks.

**CREDIT RISK**

IFC defines credit risk as the potential reduction in value of on- and off- balance sheet assets due to a deteriorating credit profile of its clients, the countries in which it invests, or a financial counterparty. Credit risk is incurred in two areas of the Corporation's operations: (i) in its investment operations, where IFC provides loans, equity investments, guarantees and derivatives for clients in its developing member countries, and (ii) in its treasury operations, where credit risk is incurred with counterparties in its liquid asset investment, borrowing and asset-liability management activities. As part of its mandate, IFC is prohibited from accepting host government guarantees of repayment on its investments and, therefore, incurs commercial and sovereign risk on its investments.

The Corporation's Risk Management and Financial Policy Department has oversight responsibility for overall credit risk management and, in addition, monitors and controls credit risk arising in IFC's treasury activities. With respect to IFC's credit risk exposures to clients in developing countries, the Credit Review Department plays a key role. At origination of new investments, the Credit Review Department analyzes information obtained from the investment departments and provides an independent review of the credit risk of the transaction. After commitment, the quality of IFC's loan and equity investment portfolio is monitored according to supervision principles and procedures defined in the Operational Policies and Procedures. Responsibility for the day-to-day monitoring and management of credit risk in the portfolio rests with the portfolio management units of individual investment departments. Their assessments are subject to quarterly review, on a sample basis, by the Loss Provisioning Division of the Controller's and Budgeting Department and by the Credit Review Department.

The Corporation's investment portfolio is subject to a number of operational and prudential limits, including limitations on single project/client exposure, single country exposure, and segment concentration. Similarly, credit policies and guidelines have been formulated covering treasury operations; these are subject to annual revision by the Risk Management and Financial Policy Department, and approval by the Finance and Risk Committee. Specifically, IFC has adopted the following key exposure policies:

*Investment Operations†*

(1) IFC does not normally finance for its own account more than 25% of a project's cost.

(2) An equity investment in a company does not normally represent more than 35% of the company's total share capital, provided further that IFC is not the single largest shareholder. Until IFC resumes presentation of its financial statements in accordance with IFRS, IFC's equity investment in a company will not normally represent more than 20% of the company's total share capital.

(3) Investment in a single obligor may not exceed 4% of IFC's net worth plus general reserves on loans.

(4) Equity plus quasi-equity investments in a single obligor may not exceed 3% of the Corporation's net worth plus general reserves on loans, and straight equity investments may not exceed 1.5%.

*Portfolio Management†*

(1) Review trigger levels of between 2.5% and 10% of net worth plus general reserves on loans are set for each country's outstanding portfolio, net of specific reserves on loans, based on the size of its economy and its risk rating.

(2) IFC lender of record disbursed exposure in a country may not exceed 10% for Heavily Indebted Poor Countries and 5% for all other countries. Exceptions for countries with low levels of external debt may be set by the Finance and Risk Committee. Lower trigger levels are set for certain countries.

(3) The Corporation's total exposure to a single risk sector may not exceed 12% of net worth plus general reserves on loans. Lower review trigger levels are set for single sectors, and individually for the finance and insurance sector, based on IFC's net worth plus general reserves on loans and the country exposure level.

(4) IFC's held guarantees that are subrogated in local currency are limited to $200 million.

† All exposures are net of specific reserves

*Treasury Operations*

(1) Counterparties are subject to conservative eligibility criteria, currently restricted to banks and financial institutions with a minimum credit rating of A by leading international credit rating agencies.

(2) Exposures to individual counterparties are subject to diversification caps. For derivatives, exposure is measured in terms of "worst case" potential exposure based on simulations of market variables. Institution-specific limits are updated monthly based on changes in counterparty size or credit status.

(3) To limit exposure, IFC signs collateral agreements with counterparties that require the posting of collateral when net exposure exceeds certain predetermined thresholds, which decrease as a counterparty's credit rating deteriorates.

(4) Because counterparties can be downgraded during the life of a transaction, the agreements provide an option for IFC to terminate all swaps if the counterparty is downgraded below investment grade or if other early termination events occur that are standard in the market.

(5) Limits are also imposed on the volume of over-the-counter derivative transactions with individual counterparties.

(6) For exchange-traded instruments, IFC limits credit risk by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on the Corporation's open interest rate position in each contract.

**FY06 Credit Risk Highlights**

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest is expected in the near future.

The amount of nonaccruing loans as a percentage of the disbursed loan portfolio, excluding fair value adjustments for loans in qualifying hedging relationships and unamortized net deferred loan origination fees, a key indicator of portfolio performance, decreased to 4.1% at June 30, 2006 (6.4% — June 30, 2005). The principal amount outstanding on nonaccrual loans totaled $447 million at June 30, 2006, a decrease of $187 million (29%) from the June 30, 2005 level of $634 million.

The quality of IFC's loan and equity investment portfolio, as measured by the aggregate risk level, improved further during FY06, continuing the trends noted during FY05 and FY04. As a result, total reserves against losses on loans at June 30, 2006, decreased to $898 million ($989 million — June 30, 2005). This is equivalent to 8.3% of the disbursed loan portfolio, excluding fair value adjustments for loans in qualifying hedging relationships and unamortized net deferred loan origination fees, significantly below the level of 19.9% at June 30, 2005.

IFC operates under the assumption that the guarantee portfolio is exposed to the same idiosyncratic and systematic risks as IFC's loan portfolio and the inherent, probable losses in the guarantee portfolio need to be covered by an allowance for loss. The allowance at June 30, 2006, was $18 million ($13 million — June 30, 2005), based on the year-end portfolio, and is included in payables and other liabilities on the Corporation's consolidated balance sheet. The increase in allowance for the year, $5 million for FY06 ($3 million reduction — FY05), is included in the provision for losses on loans and guarantees in the consolidated income statement

The Corporation has not suffered credit losses on its exposures to derivatives counterparties in its treasury operations.

**Financial Risk**

IFC defines financial risk in three components: (a) the potential inability to realize asset values in its portfolio sufficient to meet obligations to disburse funds as they arise ("liquidity risk"); (b) the potential inability to access funding at reasonable cost ("funding risk"); and (c) a deterioration in values of financial instruments or positions due to changes in market interest and exchange rates and the volatility thereof ("market risk").

**Key Financial Policies**

IFC currently operates under a number of key financial policies as detailed below, which have been approved by its Board of Directors:

(1) **Disbursed equity** plus quasi-equity investments (net of impairment write-downs) may not exceed 100% of net worth and disbursed equity (net of write-downs) may not exceed 50% of net worth.

(2) **Minimum liquidity** (liquid assets plus undrawn borrowing commitments from the World Bank) must be sufficient at all times to cover at least 65% of IFC's estimated net cash requirements for the next three years.

(3) The currency, rate basis, and maturity of loan assets must be **closely matched** to borrowings; trigger levels at which foreign exchange and interest rate exposures are hedged are defined.

(4) **Capital** (paid-in capital plus retained earnings plus general loan loss reserves) must equal at least 30% of risk-weighted assets.

In addition, under IFC's Articles of Agreement, as long as IFC has outstanding borrowings from the World Bank, IFC's **leverage**, as measured by the ratio of IFC's debt (borrowings plus outstanding guarantees) to IFC's equity (subscribed capital plus retained earnings), may not exceed 4.0 to 1.

**Liquidity Risk**

Within the key financial policies described above, in practice the Corporation maintains, as a prudential measure, an operating liquidity target of not less than 70% of three years' net cash requirements, including projected disbursement and debt service requirements.

The primary instruments for maintaining sufficient liquidity are the Corporation's liquid asset portfolios. As noted above, IFC distinguishes five such portfolios:

(1) P0, which is generally invested in short-dated deposits, money market funds, and tri-party repos, reflecting its use for short-term funding requirements.

(2) P1, which is generally invested in (a) foreign sovereign, sovereign-guaranteed and supra-national fixed income instruments (rated AA— or better); (b) US Treasury or agency instruments; (c) asset-backed securities rated AAA by at least two rating agencies and/or other AAA rated notes issued by Corporations; (d) interest rate futures and swaps to manage currency risk in the portfolio, as well as its duration relative to benchmark; and (e) cash deposits.

(3) P2, which is generally invested in US Treasuries and other sovereign and agency issues.

(4) P3, which comprises a global fixed income portfolio and a mortgage-backed securities portfolio (managed by external managers).

(5) P4, which is an outsourced portion of the P2 portfolio (managed by external managers).

**FY06 Liquidity Risk Highlights**

At June 30, 2006, the Corporation's liquidity level stood at $12.7 billion, or 112% of its projected net cash requirements for three years ($13.3 billion, and 142% — June 30, 2005).

**Funding Risk**

The Corporation's primary objective with respect to managing funding risk is, through the adoption of the key financial policies described above, to maintain its AAA credit rating and, thereby, maintain access to funding, as needed, at the lowest possible cost. Access to funding is maximized, and cost is minimized, by issuing debt securities in various capital markets in a variety of currencies, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates.

### FY06 Funding Risk Highlights

During FY06, the Corporation raised $1.8 billion ($2.0 billion — FY05) of funding at sub-LIBOR rates.

## Market Risk

The Corporation's exposure to market risk is minimized by adopting the matched funding policy noted above and by using a variety of derivative instruments to convert assets and liabilities into 6-month floating rate US dollar assets and liabilities.

### Investment Operations

Implementation of the matched funding policy is a two-step process: funds are earmarked at Board approval stage and matched, with respect to interest rate and currency, at disbursement. Interest rate and currency exchange risk associated with fixed rate and/or non-US dollar lending is hedged via currency and interest rate swaps that convert cash flows into variable rate US dollar flows.

Exposures to market risk resulting from derivative transactions with clients, which are intended to facilitate clients' risk management, are minimized by entering into offsetting positions with highly rated market counterparties.

### Liquid Asset Portfolios

Consistent with the matched funding policy, the P0, P1 and P3 portfolios are strictly managed to variable rate US dollar benchmarks, on a portfolio basis. To this end, a variety of derivative instruments are used, including short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. The Corporation also takes both long and short positions in securities in the management of these portfolios to their respective benchmarks.

The primary source of market risk in the liquid asset portfolios is the P2 and P4 portfolios, which, in contrast, are managed to a three-year duration US dollar benchmark, with additional flexibility to deviate from the benchmark. P2 represents the portion of IFC's capital not disbursed as equity investments, and the benchmark reflects the chosen risk profile for this uninvested capital. P4 represents an outsourced portion of the P2 portfolio.

### Borrowing Activities

Market risk associated with fixed rate obligations and structured instruments entered into as part of the Corporation's funding program is generally mitigated by using derivative instruments to convert them into variable rate US dollar obligations, consistent with the matched funding policy.

### Asset-Liability Management

While IFC's matched-funding policy provides a significant level of protection against currency and interest rate risk, the Corporation can be exposed to residual market risk in its overall asset and liability management. This residual market risk is monitored by the Asset-Liability Management group within the Treasury Department.

Residual currency risk arises from events such as changes in the level of non-US dollar loan loss reserves. This risk is managed by monitoring the aggregate position in each lending currency and hedging the exposure when the net asset or liability position exceeds $5 million equivalent, through spot sales or purchases.

Residual interest rate risk may arise from two sources:

(1) Assets that are fully match-funded at inception, which can become mismatched over time due to write downs, prepayments, or rescheduling; and

(2) Differing interest rate reset dates on assets and liabilities.

This residual risk is managed by: first, synchronizing interest rate reset dates on assets and liabilities at a portfolio level; and second, measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates, with an action trigger of $50,000 on this measure.

**FY06 Market Risk Highlights**

Total liquid asset returns (comprising interest, realized and unrealized gains and losses, and translation adjustments) were $444 million in FY06 ($358 million — FY05 and $177 million — FY04), of which $378 million was attributable to the P0, P1 and P3 portfolios ($212 million — FY05 and $156 million — FY04), and $66 million was attributable to the P2 and P4 portfolios ($146 million — FY05 and $21 million — FY04). Currency translation gains on non-trading activities for FY06 were $6 million ($7 million loss — FY05 and $4 million gain — FY04).

**Operational Risk**

IFC defines operational risk as the potential for loss resulting from events involving people, systems and processes. These include both internal and external events, whether caused by a lack of controls, documentation, or contingency planning, or by breakdowns in information systems, communications, physical safeguards, business continuity, supervision, transaction processing, or in the execution of legal, fiduciary, and agency responsibilities. As such, operational risk covers the risks emanating from the manner in which an entity is *operated* as opposed to the way it is *financed.*

Consistent with the Basel II Capital Adequacy guidelines, IFC is developing a matrix framework to analyze operational risk by identifying, for each area (people, systems and processes), which risks IFC will: (i) manage internally, as part of its ongoing business; (ii) alleviate through contingency planning; or (iii) insure externally, whether by subcontracting, outsourcing or hedging, including insurance.

Responsibility for the development of the framework for managing and monitoring operational risk now rests with the Business Risk Department, and for contingency planning for recovery from emergencies with the Controller's Department. In respect of insurable operational risk, IFC's Insurance Services Group performs insurance reviews to identify the risks and assess the adequacy of existing insurance policies and limits.

IFC seeks to mitigate the risks it manages internally by maintaining a comprehensive system of internal controls that is designed not only to identify the parameters of various risks but also to monitor and control those areas of particular concern. Key components of this effort are:

(1) The Corporation has adopted the COSO[1] control framework and a control self-assessment methodology to evaluate the effectiveness of its internal controls in people, systems and processes, and it has an ongoing program in place to cover all significant business operations. In addition, the COBIT[2] methodology is used to supplement the COSO review of the information technology function. The program includes compliance testing of key internal controls assuring the reliability of external financial reporting and has been applied to Donor Funded Operations as well.

(2) The Internal Audit Department of the World Bank Group performs ongoing independent review of the effectiveness of IFC's internal controls in selected key areas and functions.

(3) To promote data integrity, the Corporation has formulated a Data Management Policy. The policy is enforced by the Information Quality Group within the Controller's Department and through a network of Departmental Data Stewards.

(4) The Corporation has a New Products/Initiatives Assessment Group, with representation from key business and support functions, to ensure that processes and controls are in place to manage the risks in new products and initiatives before they are executed.

---

[1] COSO refers to the Internal Control — Integrated Framework formulated by the Committee of Sponsoring Organizations of the Treadway Commission, which was convened by the US Congress in response to the well-publicized irregularities that occurred in the financial sector in the United States during the late 1980s.

[2] COBIT refers to Control Objectives for Information and Related Technology, first released in 1996, updated to the 3rd edition released in July 2000, sponsored by the Information Systems Audit and Control Association (ISACA).

**FY06 Operational Risk Highlights**

IFC continues to focus on its preparedness to react to an emergency situation that disrupts its normal operations. During FY06, the Corporation has:

(1) Added applications and capabilities to back-up facilities available for its key strategic financial and support systems and continued extensive testing thereof.

(2) As part of the IFC's avian flu contingency plans, reinforced and extended home computing arrangements for essential staff in all departments.

(3) Extended the Emergency Management Team (EMT) concept to IBRD. The combined World Bank Group EMT conducted simulation exercises to test the adequacy of the avian flu contingency plan, and reinforced the roles and responsibilities of the EMT. The Corporation plans to extend the EMT structure to all regions during FY07.

The Corporation is continuing a multi-year effort to analyze and develop enhanced methodologies for measuring, monitoring and managing operational risk in its key activities. During FY06, IFC has:

(1) Continued a process-mapping exercise to identify potential areas of exposure to operational risk in its investment and advisory services processes and to provide a basis for quantifying potential risks; and

(2) Developed a beginning framework for IFC's strategic and operational risk functions within the newly established Business Risk Department; and

(3) Mapped out IFC's current risk management functions in order to further align these functions with the more regionalized business operations of IFC.

In FY06, IFC continued with its voluntary practice of conducting an annual assessment of its internal control over external financial reporting based on the criteria for effective internal control over external financial reporting described in COSO. Based upon this assessment, Management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US GAAP, as of June 30, 2006. In light of recent developments concerning changes in auditing standards by which the Corporation's external auditors have historically provided an attestation to Management's assertion, Management did not seek an attestation report from the Corporation's external auditors for FY06.

Management has carried out an evaluation of internal controls over external financial reporting for the purposes of determining if there were any changes made in internal controls during the year ended June 30, 2006, that had materially affected, or would be reasonably likely to materially affect, IFC's internal control over external financial reporting. As of June 30, 2006, no such significant changes occurred.

Internal controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure by IFC. Management believes that these controls and procedures were effective as of June 30, 2006.

## CRITICAL ACCOUNTING POLICIES

The Notes to the Corporation's FY06 consolidated financial statements contain a summary of the Corporation's significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are considered to be "critical" to the portrayal of the Corporation's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. These policies include: (i) determining the level of the allowance for losses in the loan portfolio; (ii) determining the level of impairment of equity investments; and (iii) determining the valuation of certain financial instruments with no quoted market prices. Additional information about these policies can be found in Notes A, C, O and P to the FY06 consolidated financial statements.

### Reserve Against Losses on Loans

The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans reflects Management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The reserve against losses for loans includes an estimate of probable losses on loans inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans. Loans written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of total reserves against losses for loans is highly dependent on management's judgment about factors such as geographical concentration, industry, regional and macroeconomic conditions, and historical trends. Due to the inherent limitation of any particular estimation technique, management utilizes three different and independent methods to provide estimates for the total loan loss reserve balance: (1) a simulation model, (2) country risk ratings and probability of crisis associated with those risks, and (3) a model of the Corporation's long-term historical loan portfolio experience. Changes in these estimates could have a direct impact on the provision and could result in a change in the reserve balance.

The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of the Corporation's total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans and guarantees. The reserve against losses on loans relates only to the Client Services segment of the Corporation (see Note R to the FY06 consolidated financial statements for further discussion of the Corporation's business segments).

### Equity Impairment

The Corporation assesses all equity investments for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to its impaired value, which becomes the new cost basis in the equity investment. The Corporation has elected to assume that all impairments shall be deemed to be other than temporary. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

Prior to March 31, 2005, the Corporation had carried reserves against losses on the equity investment portfolio. During the year ended June 30, 2005, the Corporation changed its process of estimating impairment on equity investments to adopt an impairment methodology based largely on fair value estimates. As a result, the Corporation recorded a change in carrying value of the equity investment portfolio. In this regard, the Corporation determined that all impairments and changes in carrying value were deemed to be other than temporary. This change in carrying value of the equity portfolio was reflected in net income from equity investments in the FY05 consolidated income statement and in equity investments in the consolidated balance sheet.

### Valuation of Financial Instruments with No Quoted Market Prices

As part of its compliance with SFAS No. 133, the Corporation reports at fair value all of its derivative instruments and certain borrowings that the Corporation has designated as components of fair value hedges. In addition, certain features in various loan agreements, equity investment agreements, and borrowing contracts contain embedded derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. Few of these instruments have a ready market valuation. Therefore, the fair values of the financial instruments with no quoted market prices are estimated using sophisticated pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing the pricing models, including the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related gains and losses reported in the income statement. The fair value computations affect both the Client Services and Treasury segments of the Corporation (see Note R to the FY06 consolidated financial statements for further discussion of the Corporation's business segments).

Additional information can be found in Notes A, O and P to the FY06 consolidated financial statements.

## RESULTS OF OPERATIONS

### Statements of Income

The summary statements of income of the Corporation presented below have been derived from consolidated financial statements audited by Deloitte & Touche LLP. Certain amounts have been reclassified so as to conform with current year presentation. The information set forth below should be read in conjunction with the consolidated financial statements and notes thereto as well as other information included elsewhere herein.

| | Years ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (in millions of US dollars) | | | | |
| Interest and financial fees from loans | $ 807 | $ 660 | $ 518 | $ 477 | $ 547 |
| Income from liquid asset trading activities | 444 | 358 | 177 | 475 | 524 |
| Charges on borrowings | (603) | (309) | (141) | (226) | (438) |
| **Income from equity investments** | | | | | |
| Realized capital gains on equity sales | 928 | 723 | 386 | 52 | 288 |
| Dividends and profit participations | 327 | 258 | 207 | 147 | 141 |
| Amortization of UJV conditional asset retirement obligations | (8) | — | — | — | — |
| Unrealized income from LLPs and certain LLCs | 56 | 191 | — | — | — |
| Changes in carrying value of equity investments | — | 269 | 69 | (50) | (268) |
| Equity investment impairment write-downs | (57) | (62) | — | — | — |
| Net losses on equity-related derivatives and custody & other fees | (18) | (14) | (4) | (4) | (1) |
| **Total income from equity investments** | 1,228 | 1,365 | 658 | 145 | 160 |
| (Provision for) release of provision for losses on loans and guarantees | (15) | 261 | 103 | (48) | (389) |
| Net other expense | (362) | (344) | (304) | (295) | (243) |
| **Income before expenditures for TAAS, PBG and net (losses) gains on non-trading financial instruments** | 1,499 | 1,991 | 1,011 | 528 | 161 |
| Expenditures for TAAS | (55) | (38) | (29) | — | — |
| Expenditures for PBG | (35) | — | — | — | — |
| **Income after expenditures for TAAS and PBG and before net gains (losses) on non-trading financial instruments ("operating income")** | 1,409 | 1,953 | 982 | 528 | 161 |
| Net (losses) gains on non-trading financial instruments[3] | (131) | 62 | 11 | (41) | 54 |
| **NET INCOME** | $1,278 | $2,015 | $ 993 | $ 487 | $ 215 |

[3] See Note O to the Corporation's FY06 consolidated financial statements.

The main elements of IFC's net income and influences on the level and variability of operating and net income from year to year are:

| ELEMENTS | SIGNIFICANT INFLUENCES |
|---|---|
| **Operating income:** | |
| Spread on interest earning assets | Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes |
| Liquid asset income | Realized and unrealized gains and losses on the liquid asset portfolios |
| Income from the equity investment portfolio | Performance of the equity portfolio (principally dividends and capital gains) |
| Provisions for losses on loans and guarantees | Level of provisions for losses on loans and guarantees |
| Equity impairment write-downs | Amount of impairment write-downs |
| Noninterest income and expense | Level of technical assistance and advisory services provided by the Corporation to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets |
| **Net income:** | |
| Net (losses) gains on non-trading financial instruments | Principally, differences between changes in fair values of derivative instruments and changes in fair value of hedged items in fair value hedging relationships |

The following paragraphs detail significant variances between FY06 and FY05, and FY05 and FY04, covering the periods included in the Corporation's FY06 consolidated financial statements. As disclosed in Note A to the Corporation's FY06 consolidated financial statements, certain amounts in FY05 and FY04 have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on operating income, net income or total assets.

**FY06 versus FY05**

*Operating income*

The Corporation's income before expenditures for TAAS and PBG and net (losses) gains on non-trading financial instruments for FY06 was $1,499 million. Expenditures for TAAS for FY06 were $55 million, and expenditures for PBG for FY06 were $35 million, resulting in operating income for FY06 of $1,409 million. The continued strong operating performance in FY06, following from FY05's record year, was mainly attributable to continued significant equity income (principally capital gains and dividends) and a continued overall improvement in the quality of the loan and equity investment portfolio, as measured by portfolio impairment and portfolio risk levels, although at a slower pace than in FY05. The aggregate risk level within the portfolio has been reduced principally due to: (i) the successful restructuring or rescheduling of problem projects; (ii) the growth in the outstanding portfolio in new investments with better risk ratings; (iii) the write-off of investments with worse risk ratings than the average risk rating of the portfolio; and (iv) an overall improvement in country risk ratings. This improvement began during the latter stages of FY03 and continued through FY04, FY05 and FY06. The Corporation's liquid asset portfolios yielded strong positive contributions to the Corporation's operating income.

A more detailed analysis of the components of IFC's operating income follows.

*Interest and financial fees from loans*

IFC's primary interest earning assets is its loan portfolio. Interest and financial fees from loans (including guarantee fees) for FY06 totaled $807 million, compared with S660 million in FY05, an increase of $147 million, or 22%.

Interest income increased from $574 million in FY05 to $743 million in FY06, an increase of $169 million, or 29%. The growth in the loan portfolio and the overall increase in average interest rates during FY06, when compared with FY05, contributed $231 million, including net interest income on lending-related swaps, of the increase in interest income. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status, were $20 million lower in FY06, compared to FY05. Income from the Corporation's participation notes, over and above minimum contractual interest, was $25 million lower in FY06 than in FY05. Interest income from loans serving as collateral under secured borrowing arrangements totaled $6 million in FY06 ($0 in FY05).

Commitment and financial fees fell to $64 million in FY06 from $86 million in FY05, principally reflecting the change in accounting principle concerning the deferral of net loan origination fees which offset the growth attributable to strong commitments and disbursements.

*Charges on borrowings*

The Corporation's charges on borrowings increased by $294 million, from $309 million in FY05 to $603 million in FY06, largely reflecting the increased US dollar interest rate environment, when comparing FY06 and FY05. Charges on borrowings in FY06 includes $6 million in respect of interest expense on secured borrowings ($0 in FY05). The weighted average cost of the Corporation's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, rose during the year from 3.3% at June 30, 2005 to 4.9% at June 30, 2006. The borrowings portfolio, net of borrowing-related derivatives and before the effects of SFAS No. 133, decreased by $0.7 billion in FY06 from $16.0 billion at June 30, 2005, to $15.3 billion at June 30, 2006.

*Income from liquid asset trading activities*

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, decreased from $13.3 billion at June 30, 2005, to $12.7 billion at June 30, 2006.

Liquid asset income totaled $444 million in FY06 ($358 million in FY05). In a year when interest rates rose, the Corporation has still been able to increase income. In FY06, all of IFC's liquid asset portfolios outperformed their respective benchmarks.

The majority of liquid asset income in FY06 was attributable to the Corporation's P1 portfolio, which is actively managed against a variable rate benchmark. This portfolio generated income of $288 million in FY06, a return of 5.20% ($162 million in FY05, a return of 2.24%). The P3 portfolio, managed against the same variable rate target returned $43 million in FY06, $17 million higher than in FY05.

The P2 and P4 portfolios delivered 156 and 54 basis points of excess return versus their Lehman Brothers Intermediate US Treasury Index. With rates on the rise, the benchmark actually lost 0.19% in FY06. The P2 and P4 portfolios returned $64 million (1.38%) and $2 million (0.35%) in FY06, respectively, as compared to $130 million (3.73%) and $16 million (4.51%) in FY05. The positive performance of the P2 portfolio was achieved due to directional and yield curve strategies designed specifically to take advantage of the tightening of monetary policy in the United States, Europe and Japan.

The Corporation's holdings of US, European and Japanese inflation-indexed securities whose income varies with inflation in the P1and P2 portfolios was a significant contributor to the outperformance relative to benchmark.

*Income from equity investments*

Income from the equity investment portfolio decreased by $137 million from $1,365 million in FY05 to $1,228 million in FY06.

The Corporation generated realized capital gains on equity sales, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY06 of $928 million, as compared with $723 million for FY05, an increase of $205 million. Realized capital gains on equity sales from 14 investments comprised 50% of the FY06 gains (before write-offs and losses on sales), compared to 19 investments comprising 71% of the FY05 gains. IFC continued to take advantage of buoyant markets throughout most of FY06 to sell equities and take some limited gains in investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met.

Dividend income was also significantly higher in FY06 at $327 million, as compared with $258 million in FY05. Consistent with FY05, a significant amount of IFC's dividend income in FY06 was due to returns on the Corporation's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $86 million in FY06, as compared with $106 million in FY05.

Income from LLPs, certain LLCs, and other investments accounted for under the equity method totaled $56 million in FY06 ($191 million in FY05).

*Provisions for losses on loans and guarantees*

As noted above, the quality of the Corporation's loan portfolio continued to improve during FY06 although at a slower pace than in FY05 and FY04. IFC recorded a small provision for losses on loans and guarantees of $15 million in FY06, including $5 million in respect of guarantees. On June 30, 2006, the Corporation's total reserves against losses on loans were 8.3% of the disbursed and outstanding loan portfolio excluding unamortized deferred net loan origination fees and fair value adjustments for loans in qualifying hedge relationships (9.9% at June 30, 2005).

*Other income*

Other income of $115 million for FY06 was $36 million higher than in FY05 ($79 million).

*Other expenses*

Administrative expenses (the principal component of other expenses) increased by 8% from $403 million in FY05 to $436 million in FY06, principally reflecting the Corporation's higher budget authority in FY06 when compared to FY05. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to the Corporation's reimbursable program and jeopardy projects ($37 million in FY06, as compared with $33 million in FY05). The Corporation recorded expense from pension and other postretirement benefit plans in FY06 of $28 million, as compared with $14 million in FY05.

*Net income*

As more fully disclosed in Notes A, O and P to the Corporation's FY06 consolidated financial statements, the Corporation has designated certain hedging relationships in its borrowing activities and its lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, differing valuation methodologies are applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133. The resulting ineffectiveness calculated for such relationships is recorded in net (losses) gains on non-trading financial instruments, in net income.

The effects of SFAS No. 133 on net income in FY06 and FY05 can be summarized as follows (US$ millions):

| | FY06 | FY05 |
|---|---|---|
| Income after expenditures for TAAS and PBG and before net (losses) gains on non-trading financial instruments ("operating income") | $1,409 | $1,953 |
| SFAS No. 133 adjustments: | | |
| Net (losses) gains on non-trading financial instruments | (131) | 62 |
| Net income | $1,278 | $2,015 |

Net (losses) gains on non-trading financial instruments largely comprises the difference between the change in fair value of derivative instruments and the change in fair value of the hedged item under designated hedging relationships.

**FY05 versus FY04**

*Operating income*

The Corporation's income before expenditures for TAAS and net (losses) gains on non-trading financial instruments for FY05 was $1,991 million. Expenditures for TAAS for FY05 were $38 million, resulting in income after expenditures for TAAS ("operating income") for FY05 of $1,953 million, a third consecutive record year. The improvement was mainly attributable to significant equity income (principally capital gains) and a continued overall improvement in the quality of the loan and equity investment portfolio, as measured by portfolio impairment and portfolio risk levels. The aggregate risk level within the portfolio had been reduced principally due to: (i) the successful restructuring or rescheduling of problem projects; (ii) the growth in the outstanding portfolio in new investments with better risk ratings; (iii) the write-off of investments with worse risk ratings than the average risk rating of the portfolio; and (iv) an overall improvement in country risk ratings. This improvement began during the latter stages of FY03 and continued through FY04 and FY05. The Corporation's liquid asset portfolios yielded strong positive contributions to the Corporation's operating income.

A more detailed analysis of the components of IFC's operating income follows.

*Interest and financial fees from loans*

Interest and financial fees from loans (including guarantee fees) for FY05 totaled $660 million, compared with $518 million in FY04, an increase of $142 million, or 27%. Interest income increased from $449 million in FY04 to $574 million in FY05. The growth in the loan portfolio and the overall increase in average interest rates during FY05, when compared with FY04, contributed $118 million, net of interest expense on lending-related swaps, of the increase in interest income. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status, were $8 million lower in FY05, compared to FY04, at $31 million in FY05 ($39 million in FY04). Income from the Corporation's participation notes, over and above minimum contractual interest, totaled $55 million in FY05 ($40 million in FY04). Commitment and financial fees also grew to $86 million in FY05 from $69 million in FY04, reflecting strong commitments and disbursements.

*Charges on borrowings*

The Corporation's charges on borrowings increased by $168 million, from $141 million in FY04 to $309 million in FY05, largely reflecting the increased US dollar interest rate environment, when comparing FY05 and FY04. As the Corporation's borrowings generally reprice every six months, the effect of the significant rise in the interest rate environment in the fourth quarter of FY04 adversely impacted FY05 charges on borrowings. The weighted average cost of the Corporation's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, rose during the year from 1.0% at June 30, 2004 to 3.3% at June 30, 2005. The borrowings portfolio, net of borrowing-related derivatives and before the effects of SFAS No. 133, decreased by $0.4 billion in FY05 from $16.4 billion at June 30, 2004, to $16.0 billion at June 30, 2005.

*Income from liquid asset trading activities*

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased from $13.1 billion at June 30, 2004, to $13.3 billion at June 30, 2005. Liquid asset returns totaled $358 million in FY05.

*Income from equity investments*

Income from the equity investment portfolio increased by $707 million from $658 million in FY04 to $1,365 million in FY05.

The Corporation generated realized capital gains on equity sales for FY05 of $723 million, as compared with $381 million for FY04, an increase of $342 million. Realized capital gains on equity sales from 19 investments comprised 71% of the FY05 gains, compared to seven investments comprising 64% of the FY04 gains. IFC continued to take advantage of buoyant markets to sell equities and take some limited gains in investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met.

Dividend income was also significantly higher in FY05 at $258 million, as compared with $207 million in FY04. Consistent with FY04, a significant amount of IFC's dividend income in FY05 was due to returns on the Corporation's joint ventures in the oil, gas and mining sectors, which totaled $106 million in FY05, as compared with $65 million in FY04.

Beginning in FY05, the Corporation's investments in its LLPs and certain LLCs are accounted for under the equity method. As a result, IFC's FY05 income from equity investments includes income from its investments in LLPs and certain LLCs in the amount of $191 million ($0 in FY04).

*Release of provisions for losses on loans and guarantees*

As noted above, the quality of the Corporation's investment portfolio improved during FY05, continuing the trend noted in FY03 and FY04. As a result, IFC recorded a release of provisions for losses on loans and guarantees of $261 million in FY05, including a release of $3 million in respect of guarantees, a significant improvement over FY04 when the Corporation recorded a release of $103 million ($14 million in respect of guarantees). On June 30, 2005, the Corporation's total reserves against losses on loans were 9.9% of the disbursed and outstanding loan portfolio (14.0% at June 30, 2004).

*Other income*

Other income of $79 million for FY05 was substantially unchanged from FY04.

*Other expenses*

Administrative expenses (the principal component of other expenses) increased by 12% from $360 million in FY04 to $403 million in FY05, principally reflecting the Corporation's higher budget authority in FY05 when compared to FY04. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to the Corporation's reimbursable program and jeopardy projects ($33 million in FY05, as compared with $34 million in FY04). The Corporation recorded expense from pension and other postretirement benefit plans in FY05 of $14 million, as compared with $19 million in FY04.

*Net income*

As more fully disclosed in Notes A, O and P to the Corporation's FY06 consolidated financial statements, the Corporation has designated certain hedging relationships in its borrowing activities and its lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, differing valuation methodologies are applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133. The resulting ineffectiveness calculated for such relationships is recorded in net (losses) gains on non-trading financial instruments, in net income.

The effects of SFAS No. 133 on net income in FY05 and FY04 can be summarized as follows (US$ millions):

| | FY05 | FY04 |
|---|---|---|
| Income after expenditures for TAAS and PBG and before net (losses) gains on non-trading financial instruments ("operating income") | $1,953 | $982 |
| SFAS No. 133 adjustments: | | |
| Net gains (losses) on non-trading financial instruments | 62 | 11 |
| Net income | $2,015 | $993 |

Net gains on non-trading financial instruments largely comprises the difference between the change in fair value of derivative instruments and the change in fair value of the hedged item under designated hedging relationships.

## GOVERNANCE

### Management Changes

Mr. Assaad Jabre was Acting Executive Vice President (EVP) since the retirement of the Corporation's EVP, Mr. Peter Woicke effective January 31, 2005. Effective January 15, 2006, Mr. Lars H. Thunell was appointed EVP of the Corporation.

Mr. Declan Duff was appointed Vice President, Industries effective May 15, 2006. Ms. Farida Khambata was appointed Regional Vice President for Asia and Latin America effective July 1, 2006. Mr. Edward Nassim was appointed Regional Vice President for Europe, Africa, and the Middle East effective July 1, 2006. The Regional Vice Presidents will exercise, for their respective regions, the portfolio responsibilities previously exercised by the Vice President, Portfolio and Risk Management.

Effective July 1, 2006, IFC announced the creation of a new Vice Presidency of Risk Management for the Corporation, and Mr. Allen F. Shapiro was appointed Acting Vice President, Risk Management. On September 26, 2006, IFC announced that Mr. Michel G. Maila will become the new Vice President, Risk Management effective January 15, 2007.

### Board of Directors

In accordance with its Articles of Agreement, members of IFC's Board are appointed or elected by their member governments. These Directors are neither officers nor staff of IFC. The President is the only management member of the Board, serving as a non-voting member and as Chairman of the Board. The Board has established several Committees including:

- Committee on Development Effectiveness
- Audit Committee
- Budget Committee
- Personnel Committee
- Ethics Committee
- Committee on Governance and Administrative Matters

The Board and its Committees function in continuous session at the principal offices of the World Bank Group, as business requires. Each Committee's terms of reference establish its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board in discharging its responsibilities.

### Audit Committee

#### Membership

The Audit Committee consists of eight members of the Board. Membership on the Committee is determined by the Board, based upon nominations by the Chairman of the Board, following informal consultation with the Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IFC's member countries. Other relevant selection criteria include seniority, continuity and relevant experience. Some or all of the responsibilities of individual Committee members are performed by their alternates or advisors. Generally, Committee members are appointed for a two-year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any members of the Board who may wish to attend, and non-Committee members of the Board may participate in the discussion. In addition, the

Chairman of the Audit Committee may speak in that capacity at meetings of the Board with respect to discussions held in the Audit Committee.

**Key Responsibilities**

The Audit Committee is appointed by the Board to assist it in the oversight and assessment of IFC's finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board the appointment of the external auditor, as well as monitoring the independence of the external auditor and meeting with it in executive session. The Audit Committee participates in oversight of the internal audit function, including reviewing the responsibilities, staffing and the effectiveness of internal audit. The Committee also reviews the annual internal audit plan and meets with the Auditor General in executive session. In the execution of its role, the Committee discusses with management, the external auditors, and the internal auditors financial issues and policies which have a bearing on the Corporation's financial position and risk-bearing capacity. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and revised its terms of reference in FY04.

**Communications**

The Audit Committee communicates regularly with the Board through distribution of the following:

- The minutes of its meetings.
- Reports of the Audit Committee prepared by the Chairman, which document discussions held. These reports are distributed to the Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IFC.
- "Statement(s) of the Chairman" and statements issued by other members of the Committee.
- The Annual Report to the Board, which provides an overview of the main issues addressed by the Audit Committee over the year.

The Audit Committee's communications with the external auditor are described in the Auditor Independence section, below.

**Executive Sessions**

Members of the Audit Committee may convene in executive session at any time, without management present. Under the Committee's terms of reference, it meets separately in executive session with the external and internal auditors.

**Access to Outside Resources and to Management**

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Directors have complete access to the Management of the Corporation. The Audit Committee reviews and discusses with Management the quarterly and annual financial statements. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends them for approval to the Board of Directors.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

### Code of Ethics

The World Bank Group strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, the World Bank Group has a Code of Professional Ethics in place. The

Code (Code of Professional Ethics — Living our Values) applies to all staff (including managers, consultants, and temporary employees) worldwide.

The Code is available in nine languages on the World Bank Group's Web site, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary action. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank Group's ethical goals. In support of its efforts on ethics, the World Bank offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

- The Office of Ethics and Business Conduct provides leadership, management and oversight for the World Bank Group's ethics infrastructure including the Ethics Help Line, a consolidated conflicts of interest disclosure/resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.
- The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption within the World Bank Group. The Department also investigates allegations of misconduct by World Bank Group staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in World Bank Group-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and World Bank Group staff with operational experience.

The World Bank Group has in place procedures for the receipt, retention and treatment of complaints received regarding accounting, internal controls and auditing matters.

The World Bank Group offers both the Ethics Help Line and a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. This third-party service offers numerous methods of communication in addition to a tollfree hotline in countries where access to telecommunications may be limited. In addition, there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through its Web site, as well as the postal service and telephone.

#### Auditor Independence

In FY03, the Board adopted a set of principles applicable to the appointment of the external auditor for IFC. Key features of those principles include:

- Prohibition of the external auditor from the provision of all non audit-related services;
- All audit-related services must be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee;
- Mandatory rebidding of the external audit contract every five years;
- Prohibition of any firm serving as external auditor for more than two consecutive five-year terms;
- Mandatory rotation of the senior partner after five years; and
- An evaluation of the performance of the external auditor at the mid-point of the five year term.

In FY04, IFC's external auditor, Deloitte & Touche LLP, began a new five-year term and will have served eleven years as external auditor upon completion of that term, pursuant to a one-time grandfathered exemption from the above-referenced ten-year limit. Even within a five-year term the service of the external auditors is subject to recommendation by the Audit Committee for annual reappointment and approval of a resolution by the Board.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IFC's external auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards. In keeping with these standards, significant formal communications include:

- Quarterly and annual financial statement reporting;
- Annual appointment of the external auditors;
- Presentation of the external audit plan;
- Presentation of control recommendations and discussion of the COSO attestation and report; and
- Presentation of a statement regarding independence.

In addition to Committee meetings, individual members of the Audit Committee have independent access to the external auditor.

#### Audit Fees

For FY06, Deloitte & Touche LLP served as IFC's independent external auditors. Administrative expenses for FY06 included the following professional fees for services provided by Deloitte & Touche LLP: $1.0 million for audit services, and $0.5 million for audit-related services and all other fees. Audit-related services and all other fees principally comprises internal control reviews as well as accounting consultations concerning financial accounting and reporting standards.

## ORGANIZATION AND ADMINISTRATION OF IFC

#### Membership

IFC was organized in 1956 with an original membership of 56 countries, which has since grown to 178 member countries at June 30, 2006. Membership in IFC is open only to members of the World Bank at such times and in accordance with such terms and conditions as the Corporation shall prescribe.

Although any member may withdraw from membership in IFC by delivering notice thereof in writing, any government which ceases to be a member remains liable for all its obligations to IFC. In the event of withdrawal, IFC will arrange for the repurchase of that government's capital stock in the Corporation. Also, a member may be suspended by a decision of a majority of the Governors exercising a majority of the Corporation's total voting power if such member fails to fulfill any of its obligations to IFC.

#### Administration

IFC's administration is comprised of the Board of Governors, the Board of Directors, the President, the Executive Vice President, other officers and staff.

All of the powers of IFC are vested in the Board of Governors which is composed of a Governor (and an Alternate Governor) appointed by each member country of IFC. Each member country has 250 votes plus one additional vote for each share of stock held by that member. Except as otherwise expressly provided in the Articles of Agreement, all matters before IFC are decided by a majority of the votes cast. The Board of Governors holds regular annual meetings, but has delegated to the Board of Directors authority to exercise all of the powers of IFC except those reserved to the Governors under the Articles of Agreement.

The Board of Directors is responsible for the conduct of the general operations of IFC. It is composed of each Executive Director of the World Bank who has been either (i) appointed by a member of the World Bank which is also a member of IFC, or (ii) elected in an election in which the votes of at least one member of the World Bank which is also a member of IFC shall have counted toward his or her election. Each Director is entitled to cast the

number of votes which the member by which he or she was appointed, or the member (or members) that voted for his or her election, is entitled to cast. The Board of Directors presently consists of 24 Directors. Five Directors are appointed by individual members and the remaining 19 are elected by the Governors representing the other members. The President of the World Bank is *ex officio* Chairman of the Board of Directors of IFC.

The President is the chief of the operating staff of the Corporation and is appointed by the Board of Directors. Under the direction and control of the Board of Directors, the President is responsible for the organization, appointment and dismissal of the officers and staff. The authority to conduct the ordinary business of the Corporation is vested in the Executive Vice President.

The following is a list of the principal officers of IFC at July 1, 2006:

| | |
|---|---|
| President | Paul D. Wolfowitz |
| Executive Vice President | Lars H. Thunell |
| Vice President, Human Resources and Administration | Dorothy H. Berry |
| Acting Vice President, Risk Management | Allen F. Shapiro |
| Regional Vice President, Asia and Latin America | Farida Khambata |
| Regional Vice President, Europe, Africa and the Middle East | Edward A. Nassim |
| Vice President, Finance and Treasurer | Nina B. Shapiro |
| Vice President, Financial and Private Sector Development and Chief Economist | Michael U. Klein |
| Vice President, Industries | Declan J. Duff |
| General Counsel and Director, Legal Department | Jennifer A. Sullivan |

Mr. Klein is also Vice President for Financial and Private Sector Development for the World Bank Group.

On September 26, 2006, IFC announced that Mr. Michel G. Maila will become the new Vice President, Risk Management effective January 15, 2007.

IFC is a legal entity separate and distinct from the World Bank. The funds of IFC are kept separate and apart from those of the World Bank and obligations of IFC are not obligations of, or guaranteed by, the World Bank.

## The Articles of Agreement

The Articles of Agreement constitute IFC's governing charter. They prescribe IFC's purpose, capital structure and organization, authorize the operations in which it may engage, prescribe limitations on the carrying on of those operations and establish the status, privileges and immunities of IFC in its member countries. The Articles of Agreement also contain provisions with respect to the admission of additional members, the increase of the authorized capital stock of IFC, the terms and conditions under which IFC may invest its funds, the distribution of the net income of IFC to its members, the withdrawal and suspension of members and the suspension of operations of IFC.

Pursuant to its provisions, the Articles of Agreement may be amended only by a vote of three-fifths of the Governors exercising 85% of the total voting power (except for certain provisions the amendment of which requires the affirmative vote of all Governors). The Articles of Agreement further provide that questions of interpretation of provisions of the Articles of Agreement arising between any member and IFC or between members of IFC shall be decided by the Board of Directors. Its decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IFC may act on the basis of the decision of the Board of Directors.

Copies of the full text of the Articles of Agreement are available for inspection and distribution at IFC's head office in Washington, D.C.

### Legal Status, Immunities and Privileges

The Articles of Agreement contain provisions which accord to IFC legal status and certain immunities and privileges in the territories of each of its members, including those summarized below:

IFC has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IFC only in a court of competent jurisdiction in the territories of a member in which IFC has an office, has appointed an agent to accept service of process, or has issued or guaranteed securities, but no action may be brought against IFC by a member or persons acting for or deriving claims from a member.

The Governors, Directors, Alternates and the officers and employees of IFC are immune from legal process for acts performed by them in their official capacities.

The archives of IFC are inviolable and the property and assets of IFC are immune from seizure, attachment or execution prior to delivery of final judgment against IFC. The property and assets of the Corporation are also immune from search, requisition, confiscation, expropriation or any other form of seizure by executive or legislative action.

IFC, its assets, property, income and its operations and transactions authorized by the Articles of Agreement, are immune from all taxation and customs duties imposed by a member country. The Corporation is also immune from liability for the collection or payment of any tax or duty.

Under the Articles of Agreement, securities issued or guaranteed by IFC and the interest or dividends thereon are not subject to any tax (a) which discriminates against such securities solely because they are issued or guaranteed by IFC or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IFC.

IFC in its discretion may waive any of the privileges and immunities conferred under the Articles of Agreement upon such conditions as it may determine.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS
**June 30, 2006**

International Finance Corporation
World Bank Group

August 7, 2006

Audit Committee of the Board of Directors
International Finance Corporation

We have reviewed the financial statements for the period ending on June 30, 2006, and the accompanying management's discussion and analysis of the International Finance Corporation (IFC) (collectively, the "Reports"). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

Based on our knowledge, the financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IFC for the periods presented in the Reports.

Management is responsible for establishing and maintaining internal controls and procedures over external financial reporting for IFC. As part of carrying out these responsibilities, Management has:

- designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and

- designed internal controls over external financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has evaluated the effectiveness of IFC's internal controls and procedures as of the date of the Reports; and presented in management's discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IFC's internal controls over external financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IFC's internal controls over external financial reporting.

2121 Pennsylvania Ave., N.W. Washington, D.C. 20433 USA Phone: (202) 473-1000 . Facsimile: (202) 477-6391

August 7, 2006

Further, Management has disclosed, based on its most recent evaluation of internal control over financial reporting, to IFC's external auditors and the Audit Committee of IFC's Board of Directors:

- all significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect IFC's ability to record, process, summarize, and report financial information; and

- any fraud, whether or not material, that involves Management or other employees who have a significant role in IFC's internal controls over financial reporting.

Paul Wolfowitz
*President*

Lars Thunell
*Executive Vice President*

Allen F. Shapiro
*Acting Vice President, Risk Management*
*(Controller through August 7, 2006)*

Farida Khambata
*Regional Vice President, Asia & Latin America*
*(Vice President, Portfolio & Risk Management through June 30, 2006)*

International Finance Corporation
World Bank Group

August 7, 2006

# Management's Report Regarding Effectiveness of Internal Controls Over External Financial Reporting

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in the accompanying Management's Discussion and Analysis. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and, as such, include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Executive Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate. The independent auditors' report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with US GAAP. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external financial statements.

Key procedures that Management has established, which are designed to provide effective internal financial control within IFC, include the preparation, review and Board approval of annual financial plans that align with strategic plans prepared every year. Results are monitored regularly and reports on progress compared to the plan are prepared quarterly. Additionally, systems are in place to monitor financial risks such as changes in the market prices of financial instruments, funding of assets, operational error and fraud. Exposure to these risks is monitored by the IFC Finance and Risk Committee.[1] Further, the system of internal controls includes written policies and procedures, proper delegation of authority, accountability through establishing responsibility centers, and segregation of duties.

---

[1] The members of Finance and Risk Committee are: the EVP (Chair), VP Industries, Regional VP Asia & Latin America, Regional VP Europe, Africa & Middle East, Acting VP Risk Management, VP Finance & Treasurer, VP Private Sector Development & Chief Economist, and General Counsel.

2121 Pennsylvania Ave., N.W. Washington, D.C. 20433 USA Phone: (202) 473-1000 . Facsimile: (202) 477-6391

August 7, 2006

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IFC assessed its internal control over external financial reporting for financial presentations in conformity with US GAAP as of June 30, 2006. This assessment was based on the criteria for effective internal control over external financial reporting described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US GAAP, as of June 30, 2006.

The Board of Executive Directors of IFC has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Executive Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Paul Wolfowitz
*President*

Lars Thunell
*Executive Vice President*

Allen F. Shapiro
*Acting Vice President, Risk Management and Controller*

Farida Khambata
*Regional Vice President, Asia & Latin America (Vice President, Portfolio & Risk Management through June 30, 2006)*

**Deloitte.**

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

President and Board of Governors
International Finance Corporation

We have audited the accompanying consolidated balance sheets of the International Finance Corporation as of June 30, 2006 and 2005, including the consolidated statements of capital stock and voting power as of June 30, 2006 and the related consolidated statements of income, comprehensive income, changes in capital, and cash flows for each of the three fiscal years in the period ended June 30, 2006. These consolidated financial statements are the responsibility of the International Finance Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the International Finance Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the International Finance Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 7, 2006

# CONSOLIDATED BALANCE SHEET

as of June 30, 2006 and June 30, 2005

(US$ millions)

| | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ 159 | $ 139 |
| Time deposits | 2,959 | 1,799 |
| Trading securities – Note B | 16,286 | 14,561 |
| Securities purchased under resale agreements | 1,190 | 6,282 |
| Loans | 10,817 | 9,973 |
| Less: Reserve against losses on loans | (898) | (989) |
| Net loans | 9,919 | 8,984 |
| Equity investments | 2,812 | 2,505 |
| Total loans and equity investments disbursed and outstanding – Note C | 12,731 | 11,489 |
| Derivative assets – Note P | 1,128 | 1,516 |
| Receivables and other assets – Note H | 3,967 | 3,774 |
| **Total assets** | **$ 38,420** | **$ 39,560** |
| **Liabilities and capital** | | |
| Liabilities | | |
| Securities sold under repurchase agreements and payable for cash collateral received | $ 8,805 | $ 9,321 |
| Borrowings withdrawn and outstanding – Note I | | |
| From market sources | 14,887 | 15,304 |
| From International Bank for Reconstruction and Development | 80 | 55 |
| Total borrowings | 14,967 | 15,359 |
| Derivative liabilities – Note P | 1,288 | 2,332 |
| Payables and other liabilities – Note J | 2,284 | 2,750 |
| Total liabilities | 27,344 | 29,762 |
| Capital | | |
| Capital stock, authorized 2,450,000 shares of $1,000 par value each – Note K | | |
| Subscribed | 2,365 | 2,365 |
| Less: Portion not yet paid | (1) | (1) |
| Total capital stock | 2,364 | 2,364 |
| Accumulated other comprehensive income | 1 | 1 |
| Retained earnings | 8,711 | 7,433 |
| Total capital | 11,076 | 9,798 |
| **Total liabilities and capital** | **$ 38,420** | **$ 39,560** |

The notes to the consolidated financial statements are an integral part of these statements.

# CONSOLIDATED INCOME STATEMENT

for the three years ended June 30, 2006

(US$ millions)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Interest and financial fees from loans – Note C | $ 807 | $ 660 | $ 518 |
| Income from liquid asset trading activities – Note B | 444 | 358 | 177 |
| Charges on borrowings – Note I | (603) | (309) | (141) |
| Income from equity investments – Note E | 1,228 | 1,365 | 658 |
| (Provision for) release of provision for losses on loans and guarantees – Note C | (15) | 261 | 103 |
| **Income from loans, equity investments and liquid asset trading activities, after (provision for) release of provision for losses on loans and guarantees** | **1,861** | **2,335** | **1,315** |
| **Other income** | | | |
| Service fees | 52 | 41 | 41 |
| Net translation adjustments on non-trading activities | 6 | (7) | 4 |
| Other – Note L | 57 | 45 | 34 |
| **Total other income** | **115** | **79** | **79** |
| **Other expenses** | | | |
| Administrative expenses – Notes T and U | 436 | 403 | 360 |
| Expense from pension and other postretirement benefit plans – Note S | 28 | 14 | 19 |
| Other | 13 | 6 | 4 |
| **Total other expenses** | **477** | **423** | **383** |
| **Income before expenditures for technical assistance and advisory services, expenditures for performance-based grants and net (losses) gains on non-trading financial instruments** | **1,499** | **1,991** | **1,011** |
| Expenditures for technical assistance and advisory services – Note M | (55) | (38) | (29) |
| Expenditures for performance-based grants - Note N | (35) | - | - |
| **Income after expenditures for technical assistance and advisory services, expenditures for performance-based grants and before net (losses) gains on non-trading financial instruments** | **1,409** | **1,953** | **982** |
| Net (losses) gains on non-trading financial instruments – Note O | (131) | 62 | 11 |
| **Net income** | **$ 1,278** | **$ 2,015** | **$ 993** |

The notes to the consolidated financial statements are an integral part of these statements.

# CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the three years ended June 30, 2006

(US$ millions)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Net income** | $ 1,278 | $ 2,015 | $ 993 |
| **Other comprehensive loss** | | | |
| Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000 | - | (1) | (2) |
| **Total comprehensive income** | $ 1,278 | $ 2,014 | $ 991 |

The notes to the consolidated financial statements are an integral part of these statements.

# CONSOLIDATED STATEMENT OF CHANGES IN CAPITAL

for the three years ended June 30, 2006

(US$ millions)

| | Retained earnings | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Undesignated | Designated for technical assistance and advisory services | Designated for performance-based grants | Designated for grants to IDA | Total | Accumulated other comprehensive income | Capital stock† | Total capital |
| **At July 1, 2003** | **$ 4,425** | **$ -** | **$ -** | **$ -** | **$ 4,425** | **$ 4** | **$ 2,360** | **$ 6,789** |
| **Year ended June 30, 2004** | | | | | | | | |
| Net income | 993 | | | | 993 | | | 993 |
| Other comprehensive income (loss) | | | | | | (2) | | (2) |
| Designations for technical assistance and advisory services - Note K | (225) | 225 | | | - | | | - |
| Payments received on account of pending subscriptions | | | | | | | 1 | 1 |
| Payments received for capital stock subscribed | | | | | | | 1 | 1 |
| **At June 30, 2004** | **5,193** | **225** | **-** | **-** | **5,418** | **2** | **2,362** | **7,782** |
| **Year ended June 30, 2005** | | | | | | | | |
| Net income | 2,015 | | | | 2,015 | | | 2,015 |
| Expenditures for technical assistance and advisory services - Note M | 38 | (38) | | | - | | | - |
| Other comprehensive income (loss) | | | | | | (1) | | (1) |
| Designations for technical assistance and advisory services - Note K | (125) | 125 | | | - | | | - |
| Designations for performance-based grants - Note K | (250) | | 250 | | | | | - |
| Payments received for capital stock subscribed | | | | | | | 2 | 2 |
| **At June 30, 2005** | **6,871** | **312** | **250** | **-** | **7,433** | **1** | **2,364** | **9,798** |
| **Year ended June 30, 2006** | | | | | | | | |
| Net income | 1,278 | | | | **1,278** | | | **1,278** |
| Expenditures for technical assistance and advisory services - Note M | 55 | (55) | | | - | | | - |
| Expenditures for performance-based grants – Note N | 35 | | (35) | | - | | | - |
| Designated for technical assistance and advisory services – Note K | (230) | 230 | | | - | | | - |
| Designated for grants to IDA – Note K | (150) | | | 150 | - | - | | - |
| **At June 30, 2006** | **$ 7,859** | **$ 487** | **$ 215** | **$ 150** | **$ 8,711** | **$ 1** | **$ 2,364** | **$ 11,076** |

† Capital stock includes payments received on account of pending subscriptions.

The notes to the consolidated financial statements are an integral part of these statements.

# CONSOLIDATED STATEMENT OF CASH FLOWS

for the three years ended June 30, 2006

(US$ millions)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Cash flows from loans and equity investment activities** | | | |
| Loan disbursements | $ (3,717) | $ (2,868) | $ (2,684) |
| Equity disbursements | (711) | (588) | (468) |
| Loan repayments | 2,752 | 2,283 | 1,935 |
| Equity redemptions | 2 | 29 | 4 |
| Sales of loans and equity investments | 1,456 | 1,338 | 975 |
| **Net cash (used in) provided by investing activities** | (218) | 194 | (238) |
| **Cash flows from financing activities** | | | |
| Drawdown of borrowings | 1,816 | 1,989 | 3,047 |
| Repayment of borrowings | (2,611) | (2,497) | (3,136) |
| Capital subscriptions | - | 2 | 1 |
| **Net cash used in financing activities** | (795) | (506) | (88) |
| **Cash flows from operating activities** | | | |
| Net income | 1,278 | 2,015 | 993 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Realized capital gains on equity sales | (928) | (723) | (386) |
| Income from LLPs, certain LLCs and other investments accounted for under the equity method | (56) | (191) | - |
| Equity investment impairment write-downs | 57 | 62 | - |
| Provision for (release of provision for) losses on loans and guarantees | 15 | (261) | (103) |
| Changes in carrying value of equity investments | - | (269) | (69) |
| Translation adjustments, net | (6) | 7 | (4) |
| Net losses (gains) on non-trading financial instruments | 131 | (62) | (11) |
| Change in accrued income on loans, time deposits and securities | (150) | (470) | (228) |
| Change in payables and other liabilities | (431) | 459 | (733) |
| Change in receivables and other assets | (168) | (797) | 1,023 |
| Change in trading securities and securities purchased and sold under resale and repurchase agreements | 2,416 | 51 | (69) |
| **Net cash provided by (used in) operating activities** | 2,158 | (179) | 413 |
| Change in cash and cash equivalents | 1,145 | (491) | 87 |
| Effect of exchange rate changes on cash and cash equivalents | 35 | (32) | (12) |
| Net change in cash and cash equivalents | 1,180 | (523) | 75 |
| Beginning cash and cash equivalents | 1,938 | 2,461 | 2,386 |
| **Ending cash and cash equivalents** | $ 3,118 | $ 1,938 | $ 2,461 |
| **Composition of cash and cash equivalents** | | | |
| Due from banks | $ 159 | $ 139 | $ 74 |
| Time deposits | 2,959 | 1,799 | 2,387 |
| **Total cash and cash equivalents** | $ 3,118 | $ 1,938 | $ 2,461 |
| **Supplemental disclosure** | | | |
| Change in ending balances resulting from exchange rate fluctuations: | | | |
| Loans outstanding | $ (49) | $ (9) | $ 83 |
| Borrowings | (355) | (24) | (765) |
| Currency swaps | (1) | - | - |

The notes to the consolidated financial statements are an integral part of these statements.

# STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2006

(US$ thousands)

| Members | Capital stock: Amount paid | Capital stock: Percent of total | Voting power: Number of votes | Voting power: Percent of total |
|---|---|---|---|---|
| Afghanistan | $ 111 | * | 361 | 0.02 |
| Albania | 1,302 | 0.06 | 1,552 | 0.06 |
| Algeria | 5,621 | 0.24 | 5,871 | 0.24 |
| Angola | 1,481 | 0.06 | 1,731 | 0.07 |
| Antigua and Barbuda | 13 | * | 263 | 0.01 |
| Argentina | 38,129 | 1.61 | 38,379 | 1.59 |
| Armenia | 992 | 0.04 | 1,242 | 0.05 |
| Australia | 47,329 | 2.00 | 47,579 | 1.98 |
| Austria | 19,741 | 0.84 | 19,991 | 0.83 |
| Azerbaijan | 2,367 | 0.10 | 2,617 | 0.11 |
| Bahamas, The | 335 | 0.01 | 585 | 0.02 |
| Bahrain | 1,746 | 0.07 | 1,996 | 0.08 |
| Bangladesh | 9,037 | 0.38 | 9,287 | 0.39 |
| Barbados | 361 | 0.02 | 611 | 0.03 |
| Belarus | 5,162 | 0.22 | 5,412 | 0.22 |
| Belgium | 50,610 | 2.14 | 50,860 | 2.11 |
| Belize | 101 | * | 351 | 0.01 |
| Benin | 119 | 0.01 | 369 | 0.02 |
| Bhutan | 720 | 0.03 | 970 | 0.04 |
| Bolivia | 1,902 | 0.08 | 2,152 | 0.09 |
| Bosnia and Herzegovina | 620 | 0.03 | 870 | 0.04 |
| Botswana | 113 | * | 363 | 0.02 |
| Brazil | 39,479 | 1.67 | 39,729 | 1.65 |
| Bulgaria | 4,867 | 0.21 | 5,117 | 0.21 |
| Burkina Faso | 836 | 0.04 | 1,086 | 0.05 |
| Burundi | 100 | * | 350 | 0.01 |
| Cambodia | 339 | 0.01 | 589 | 0.02 |
| Cameroon | 885 | 0.04 | 1,135 | 0.05 |
| Canada | 81,342 | 3.44 | 81,592 | 3.39 |
| Cape Verde | 15 | * | 265 | 0.01 |
| Central African Republic | 119 | 0.01 | 369 | 0.02 |
| Chad | 1,364 | 0.06 | 1,614 | 0.07 |
| Chile | 11,710 | 0.50 | 11,960 | 0.50 |
| China | 24,500 | 1.04 | 24,750 | 1.03 |
| Colombia | 12,606 | 0.53 | 12,856 | 0.53 |
| Comoros | 14 | * | 264 | 0.01 |
| Congo, Dem. Rep. of | 2,159 | 0.09 | 2,409 | 0.10 |
| Congo, Republic of | 131 | 0.01 | 381 | 0.02 |
| Costa Rica | 952 | 0.04 | 1,202 | 0.05 |
| Côte d'Ivoire | 3,544 | 0.15 | 3,794 | 0.16 |
| Croatia | 2,882 | 0.12 | 3,132 | 0.13 |
| Cyprus | 2,139 | 0.09 | 2,389 | 0.10 |
| Czech Republic | 8,913 | 0.38 | 9,163 | 0.38 |
| Denmark | 18,554 | 0.78 | 18,804 | 0.78 |
| Djibouti | 21 | * | 271 | 0.01 |
| Dominica | 42 | * | 292 | 0.01 |
| Dominican Republic | 1,187 | 0.05 | 1,437 | 0.06 |
| Ecuador | 2,161 | 0.09 | 2,411 | 0.10 |
| Egypt, Arab Republic of | 12,360 | 0.52 | 12,610 | 0.52 |
| El Salvador | 29 | * | 279 | 0.01 |
| Equatorial Guinea | 43 | * | 293 | 0.01 |
| Eritrea | 935 | 0.04 | 1,185 | 0.05 |
| Estonia | 1,434 | 0.06 | 1,684 | 0.07 |
| Ethiopia | 127 | 0.01 | 377 | 0.02 |
| Fiji | 287 | 0.01 | 537 | 0.02 |
| Finland | 15,697 | 0.66 | 15,947 | 0.66 |
| France | 121,015 | 5.12 | 121,265 | 5.04 |
| Gabon | 1,268 | 0.05 | 1,518 | 0.06 |
| Gambia, The | 94 | * | 344 | 0.01 |
| Georgia | 861 | 0.04 | 1,111 | 0.05 |
| Germany | 128,908 | 5.45 | 129,158 | 5.36 |
| Ghana | 5,071 | 0.21 | 5,321 | 0.22 |
| Greece | 6,898 | 0.29 | 7,148 | 0.30 |
| Grenada | 74 | * | 324 | 0.01 |
| Guatemala | 1,084 | 0.05 | 1,334 | 0.06 |
| Guinea | 339 | 0.01 | 589 | 0.02 |
| Guinea-Bissau | 18 | * | 268 | 0.01 |
| Guyana | 1,392 | 0.06 | 1,642 | 0.07 |
| Haiti | 822 | 0.03 | 1,072 | 0.04 |
| Honduras | 495 | 0.02 | 745 | 0.03 |
| Hungary | 10,932 | 0.46 | 11,182 | 0.46 |
| Iceland | 42 | * | 292 | 0.01 |
| India | 81,342 | 3.44 | 81,592 | 3.39 |
| Indonesia | 28,539 | 1.21 | 28,789 | 1.20 |
| Iran, Islamic Republic of | 1,444 | 0.06 | 1,694 | 0.07 |
| Iraq | 147 | 0.01 | 397 | 0.02 |
| Ireland | 1,290 | 0.05 | 1,540 | 0.06 |
| Israel | 2,135 | 0.09 | 2,385 | 0.10 |
| Italy | 81,342 | 3.44 | 81,592 | 3.39 |
| Jamaica | 4,282 | 0.18 | 4,532 | 0.19 |
| Japan | 141,174 | 5.97 | 141,424 | 5.87 |
| Jordan | 941 | 0.04 | 1,191 | 0.05 |
| Kazakhstan | 4,637 | 0.20 | 4,887 | 0.20 |
| Kenya | 4,041 | 0.17 | 4,291 | 0.18 |
| Kiribati | 12 | * | 262 | 0.01 |
| Korea, Republic of | 15,946 | 0.67 | 16,196 | 0.67 |
| Kuwait | 9,947 | 0.42 | 10,197 | 0.42 |
| Kyrgyz Republic | 1,720 | 0.07 | 1,970 | 0.08 |
| Lao People's Dem. Rep. | 278 | 0.01 | 528 | 0.02 |
| Latvia | $ 2,150 | 0.09 | 2,400 | 0.10 |
| Lebanon | 135 | 0.01 | 385 | 0.02 |
| Lesotho | 71 | * | 321 | 0.01 |
| Liberia | 83 | * | 333 | 0.01 |
| Libya | 55 | * | 305 | 0.01 |
| Lithuania | 2,341 | 0.10 | 2,591 | 0.11 |
| Luxembourg | 2,139 | 0.09 | 2,389 | 0.10 |
| Macedonia, FYR of | 536 | 0.02 | 786 | 0.03 |
| Madagascar | 432 | 0.02 | 682 | 0.03 |
| Malawi | 1,822 | 0.08 | 2,072 | 0.09 |
| Malaysia | 15,222 | 0.64 | 15,472 | 0.64 |
| Maldives | 16 | * | 266 | 0.01 |
| Mali | 451 | 0.02 | 701 | 0.03 |
| Malta | 1,615 | 0.07 | 1,865 | 0.08 |
| Marshall Islands | 663 | 0.03 | 913 | 0.04 |
| Mauritania | 214 | 0.01 | 464 | 0.02 |
| Mauritius | 1,665 | 0.07 | 1,915 | 0.08 |
| Mexico | 27,589 | 1.17 | 27,839 | 1.16 |
| Micronesia, Fed. States of | 744 | 0.03 | 994 | 0.04 |
| Moldova | 784 | 0.03 | 1,034 | 0.04 |
| Mongolia | 144 | 0.01 | 394 | 0.02 |
| Morocco | 9,037 | 0.38 | 9,287 | 0.39 |
| Mozambique | 322 | 0.01 | 572 | 0.02 |
| Myanmar | 666 | 0.03 | 916 | 0.04 |
| Namibia | 404 | 0.02 | 654 | 0.03 |
| Nepal | 822 | 0.03 | 1,072 | 0.04 |
| Netherlands | 56,131 | 2.37 | 56,381 | 2.34 |
| New Zealand | 3,583 | 0.15 | 3,833 | 0.16 |
| Nicaragua | 715 | 0.03 | 965 | 0.04 |
| Niger | 147 | 0.01 | 397 | 0.02 |
| Nigeria | 21,643 | 0.92 | 21,893 | 0.91 |
| Norway | 17,599 | 0.74 | 17,849 | 0.74 |
| Oman | 1,187 | 0.05 | 1,437 | 0.06 |
| Pakistan | 19,380 | 0.82 | 19,630 | 0.82 |
| Palau | 25 | * | 275 | 0.01 |
| Panama | 1,007 | 0.04 | 1,257 | 0.05 |
| Papua New Guinea | 1,147 | 0.05 | 1,397 | 0.06 |
| Paraguay | 436 | 0.02 | 686 | 0.03 |
| Peru | 6,898 | 0.29 | 7,148 | 0.30 |
| Philippines | 12,606 | 0.53 | 12,856 | 0.53 |
| Poland | 7,236 | 0.31 | 7,486 | 0.31 |
| Portugal | 8,324 | 0.35 | 8,574 | 0.36 |
| Romania | 2,661 | 0.11 | 2,911 | 0.12 |
| Russian Federation | 81,342 | 3.44 | 81,592 | 3.39 |
| Rwanda | 306 | 0.01 | 556 | 0.02 |
| Saint Kitts and Nevis | 638 | 0.03 | 888 | 0.04 |
| St. Lucia | 74 | * | 324 | 0.01 |
| Samoa | 35 | * | 285 | 0.01 |
| Saudi Arabia | 30,062 | 1.27 | 30,312 | 1.26 |
| Senegal | 2,299 | 0.10 | 2,549 | 0.11 |
| Serbia and Montenegro | 1,803 | 0.08 | 2,053 | 0.09 |
| Seychelles | 27 | * | 277 | 0.01 |
| Sierra Leone | 223 | 0.01 | 473 | 0.02 |
| Singapore | 177 | 0.01 | 427 | 0.02 |
| Slovak Republic | 4,457 | 0.19 | 4,707 | 0.20 |
| Slovenia | 1,585 | 0.07 | 1,835 | 0.08 |
| Solomon Islands | 37 | * | 287 | 0.01 |
| Somalia | 83 | * | 333 | 0.01 |
| South Africa | 15,948 | 0.67 | 16,198 | 0.67 |
| Spain | 37,026 | 1.57 | 37,276 | 1.55 |
| Sri Lanka | 7,135 | 0.30 | 7,385 | 0.31 |
| Sudan | 111 | * | 361 | 0.02 |
| Swaziland | 684 | 0.03 | 934 | 0.04 |
| Sweden | 26,876 | 1.14 | 27,126 | 1.13 |
| Switzerland | 41,580 | 1.76 | 41,830 | 1.74 |
| Syrian Arab Republic | 194 | 0.01 | 444 | 0.02 |
| Tajikistan | 1,212 | 0.05 | 1,462 | 0.06 |
| Tanzania | 1,003 | 0.04 | 1,253 | 0.05 |
| Thailand | 10,941 | 0.46 | 11,191 | 0.46 |
| Timor-Leste | 777 | 0.03 | 1,027 | 0.04 |
| Togo | 808 | 0.03 | 1,058 | 0.04 |
| Tonga | 34 | * | 284 | 0.01 |
| Trinidad and Tobago | 4,112 | 0.17 | 4,362 | 0.18 |
| Tunisia | 3,566 | 0.15 | 3,816 | 0.16 |
| Turkey | 14,545 | 0.62 | 14,795 | 0.61 |
| Turkmenistan | 810 | 0.03 | 1,060 | 0.04 |
| Uganda | 735 | 0.03 | 985 | 0.04 |
| Ukraine | 9,505 | 0.40 | 9,755 | 0.41 |
| United Arab Emirates | 4,033 | 0.17 | 4,283 | 0.18 |
| United Kingdom | 121,015 | 5.12 | 121,265 | 5.04 |
| United States | 569,379 | 24.09 | 569,629 | 23.65 |
| Uruguay | 3,569 | 0.15 | 3,819 | 0.16 |
| Uzbekistan | 3,873 | 0.16 | 4,123 | 0.17 |
| Vanuatu | 55 | * | 305 | 0.01 |
| Venezuela, Rep. Boliv. de | 27,588 | 1.17 | 27,838 | 1.16 |
| Vietnam | 446 | 0.02 | 696 | 0.03 |
| Yemen, Republic of | 715 | 0.03 | 965 | 0.04 |
| Zambia | 1,286 | 0.05 | 1,536 | 0.06 |
| Zimbabwe | 2,120 | 0.09 | 2,370 | 0.10 |
| Total June 30, 2006 | $ 2,363,891 | 100.00+ | 2,408,391 | 100.00+ |
| Total June 30, 2005 | $ 2,363,891 | 100.00+ | 2,408,391 | 100.00+ |

* Less than .005 percent.
\+ May differ from the sum of the individual percentages shown because of rounding.

The notes to the consolidated financial statements are an integral part of these statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**PURPOSE**

The International Finance Corporation (IFC or the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement, and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds, and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings, and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

**NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES**

The consolidated financial statements include the financial statements of the Corporation and four Variable Interest Entities (VIEs) (see Note W). The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP). On August 7, 2006, the Board of Directors of the Corporation (the Board) approved these consolidated financial statements for issue.

**Consolidated financial statements presentation** - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

**Use of estimates** - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

The Corporation uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

**Translation of currencies** - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2006 and June 30, 2005. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

**Loans** - The Corporation originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or developmental impact. Loans are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. Where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in net gains and losses on non-trading financial instruments in the consolidated income statement. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

**Revenue recognition on loans** - Interest income and commitment fees on loans are recorded as income on an accrual basis. Beginning in the year ended June 30, 2006, the Corporation began amortizing net loan origination costs and fees over the estimated life of the originated loan to which the fees relate. Prior to the year ended June 30, 2006, loan origination costs were expensed as incurred, and loan origination fees were recognized in income when received. The net of loan origination fees and loan origination costs was considered insignificant. All other fees are recorded as income when received in freely convertible currencies.

The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the consolidated balance sheet.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Reserve against losses on loans** - The Corporation recognizes portfolio impairment on loans in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income on a quarterly basis, which increases or decreases the reserve against losses on loans.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the loan portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature investments.

The reserve against losses on loans reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower and is established through review of individual loans undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when the Corporation has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

**Equity investments** - The Corporation invests for current income, capital appreciation, developmental impact, or all three; the Corporation does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in limited liability partnerships (LLPs) and limited liability companies (LLCs), and/or as an investor in a private equity fund.

**Revenue recognition on equity investments** - Direct equity investments in which the Corporation does not have significant influence and certain investments in investment companies are carried at cost less impairment. The Corporation's investments in companies where it has significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for under the equity method. The Corporation's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE as the presumption of control by the fund manager or the general partner has been overcome are fully consolidated into the Corporation's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to capital gains. The cost recovery method is principally applied to the Corporation's investment in its oil and gas unincorporated joint ventures (UJVs). Conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systemically amortized over the estimated economic useful lives.

Dividends and profit participations received on cost method equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income when received in freely convertible currencies or securities, which are readily convertible into freely convertible currencies. Capital losses are recognized when incurred.

The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133.

**Impairment of equity investments** - Equity investments are assessed for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

**Guarantees** - The Corporation extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Beginning in the year ended June 30, 2001, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when the Corporation commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when the Corporation's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the outstanding date unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantees is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans on the consolidated balance sheet. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Designations of retained earnings** - In the year ended June 30, 2004, IFC established a funding mechanism for technical assistance and advisory services (TAAS) through a designation of retained earnings. In the year ended June 30, 2005, the Corporation established a funding mechanism for performance-based grants (PBG) through a designation of retained earnings. Further, in the year ended June 30, 2006, the Corporation also designated retained earnings for grants to IDA for use by IDA in the provision of grants to further IFC's mandates in certain IDA member countries. Total designations of retained earnings for TAAS, PBG, and grants to IDA are determined based on the Corporation's annual income before expenditures for TAAS, expenditures for PBG, and net (losses) gains on non-trading financial instruments in excess of $150 million, and contemplating the financial capacity and priorities of the Corporation. Expenditures for TAAS, PBG, and grants to IDA are recorded as expenses in the Corporation's consolidated income statement in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Expenditures are deemed to have occurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed, in accordance with US GAAP, to be controlled by IFC, the expenditure is deemed to have occurred only when the recipient organization expends the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by the Corporation will acquire certain investment assets other than cash. These investments have had no material impact on the Corporation's financial position, results of operations, or cash flows. In such cases, the Corporation includes those assets on its consolidated balance sheet, where they remain until the recipient organization disposes of or transfers the asset or the Corporation is deemed to no longer be in control of the recipient organization.

**Liquid asset portfolio** - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Trading securities are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

The Corporation classifies due from banks and time deposits (collectively, cash and cash equivalents) as an element of liquidity in the statement of consolidated cash flows because they are readily convertible to known amounts of cash within 90 days.

**Repurchase and resale agreements** - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to repurchase and securities payable for cash collateral received are recorded at fair value.

**Borrowings** - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in net gains and losses on non-trading financial instruments in the consolidated income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

**Risk management, derivative instruments, and hedge accounting** - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative, marketing or merchandising purposes.

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments, and market borrowing transactions entered into on or after January 1, 1999, are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

management activities are recorded in net (losses) gains on non-trading financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net gains and losses on non-trading financial instruments.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in net gains and losses on non-trading financial instruments in the consolidated income statement.

The Corporation has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of the Corporation's principal business activities and the accounting policies particular to them are described below.

*Lending activities* The Corporation's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. The impact on net income of changes in fair value of interest rate swaps qualifying for the shortcut method under SFAS No. 133 is exactly offset by a corresponding adjustment to the fair value of the related loans. The Corporation has elected not to designate hedging relationships for all other lending-related derivatives that do not qualify for the shortcut method.

*Client risk management activities* The Corporation enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of the Corporation's loan portfolio. To hedge the market risks that arise from these transactions with clients, the Corporation enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

*Borrowing activities* The Corporation issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. The Corporation uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with the Corporation's matched funding policy. The Corporation has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of cash flow-like hedging transactions for which no hedge relationship has been designated.

*Liquid asset portfolio management activities* The Corporation manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with the Corporation's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

*Asset and liability management* In addition to the risk managed in the context of its business activities detailed above, the Corporation faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and eliminating the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches, is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

The Corporation monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, the Corporation has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the Corporation's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Resource mobilization** - The Corporation mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by the Corporation on behalf of the Participants. Loan participations serving as collateral under secured borrowing arrangements are included in loans on the Corporation's consolidated balance sheet with the related secured borrowing included in liabilities on the Corporation's consolidated balance sheet. The disbursed and outstanding balances of the loan participations that are considered sales are not included in the Corporation's consolidated balance sheet.

**Pension and other postretirement benefits** - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to the Corporation is included in expense from pension and other postretirement benefits in the consolidated income statement. The Corporation includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

**Variable Interest Entities** - In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46).* During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with VIE. An entity that will absorb a majority of VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated financial statements.

The Corporation has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note W provides further details regarding the Corporation's variable interests in VIEs.

**Accounting and financial reporting developments** - During the year ended June 30, 2006, the Corporation changed its accounting principle with respect to the amortization of loan origination fees and loan origination costs. Prior to the year ended June 30, 2006, the net of loan origination fees and costs was considered to be insignificant. Beginning in year ended June 30, 2006, the Corporation began amortizing loan origination fees and costs on an effective yield basis.

The FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20 and FASB Statement No.3. The Corporation early adopted SFAS No. 154 as of July 1, 2005. The adoption had no material impact on the Corporation's financial position, results of operations or cash flows.

The FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* - an interpretation of FASB Statement No. 143 (FIN 47). The Corporation adopted FIN 47 as of June 30, 2006 and has accrued a liability for its estimated conditional asset retirement obligations in four oil and gas UJVs.

The US Accounting Standards Executive Committee issued, and the FASB ratified, Statement of Position (SOP) 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-3). The Corporation adopted SOP 03-3 as of July 1, 2005, and the adoption had no material impact on the Corporation's financial position, results of operations or cash flows.

During the year ended June 30, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statements Nos. 133 and 140* (SFAS No. 155) and SFAS No. 156, *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 156). Both SFAS No. 155 and SFAS No. 156 are effective for fiscal years beginning after September 15, 2006, which would be the year ending June 30, 2008 for IFC. The Corporation is presently assessing the possible impact of SFAS No. 155 and SFAS No. 156.

In addition, during the year ended June 30, 2006, the FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and APB Opinions. The Corporation analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of the Corporation.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE B – LIQUID ASSET PORTFOLIO

The composition of the Corporation's liquid asset portfolio is included in the consolidated balance sheet captions as follows (US$ millions):

| | June 30, 2006 | June 30, 2005 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ - | $ 56 |
| Time deposits | 2,911 | 1,720 |
| Trading securities | 16,286 | 14,561 |
| Securities purchased under resale agreements | 1,190 | 6,282 |
| Receivables and other assets: | | |
| Receivables from sales of securities | 1,466 | 1,330 |
| Accrued interest income on time deposits and securities | 1,226 | 1,116 |
| Accrued income on derivative instruments | 37 | 42 |
| Derivative assets | 189 | 151 |
| **Total assets** | 23,305 | 25,258 |
| **Liabilities** | | |
| Payables and other liabilities: | | |
| Due to banks | 12 | - |
| Payables for purchases of securities | 1,352 | 1,769 |
| Accrued charges on derivative instruments | 62 | 110 |
| Securities sold under repurchase agreements and payable for cash collateral received | 8,805 | 9,321 |
| Derivative liabilities | 344 | 733 |
| **Total liabilities** | 10,575 | 11,933 |
| **Total net liquid asset portfolio** | $ 12,730 | $ 13,325 |

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent less than 1% of the portfolio at June 30, 2006 (less than 1% - June 30, 2005). The annualized rate of return on the trading portfolio during the year ended June 30, 2006, was 3.6% (2.6% - year ended June 30, 2005; 1.4% - year ended June 30, 2004). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

**Trading securities**

The composition of trading securities is as follows:

| | Year ended June 30, 2006 | At June 30, 2006 | | |
|---|---|---|---|---|
| | Fair value average daily balance (US$ millions) | Fair value (US$ millions) | Average maturity (years) | Average yield (%) |
| Government and agency obligations | $ 9,604 | $ 10,182 | 4.8 | 3.9 |
| Asset-backed securities | 4,554 | 4,467 | 27.0 | 5.6 |
| Corporate securities | 1,819 | 1,318 | 2.7 | 4.8 |
| Money market funds | 307 | 319 | - | 5.2 |
| **Total trading securities** | $ 16,284 | $ 16,286 | | |

| | Year ended June 30, 2005 | At June 30, 2005 | | |
|---|---|---|---|---|
| | Fair value average daily balance (US$ millions) | Fair value (US$ millions) | Average maturity (years) | Average yield (%) |
| Government and agency obligations | $ 7,716 | $ 7,923 | 3.4 | 3.9 |
| Asset-backed securities | 3,518 | 4,220 | 24.2 | 3.9 |
| Corporate securities | 2,756 | 2,300 | 3.9 | 4.4 |
| Money market funds | 367 | 118 | - | 2.6 |
| **Total trading securities** | $ 14,357 | $ 14,561 | | |

The expected maturity of the asset-backed securities will differ from the contractual maturity, as reported above, due to prepayment features.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Income from liquid asset trading activities**

Income from liquid asset trading activities for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 comprises (US$ millions):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Interest income | $ 673 | $ 533 | $ 278 |
| Net (losses) gains on trading activities: | | | |
| Realized | 72 | (80) | (38) |
| Unrealized | (302) | (95) | (66) |
| Net (losses) gains on trading activities | (230) | (175) | (104) |
| Translation adjustments | 1 | - | 3 |
| Total income from liquid asset trading activities | $ 444 | $ 358 | $ 177 |

**Collateral**

The estimated fair value of securities held by the Corporation at June 30, 2006 as collateral, in connection with derivatives transactions and purchase and resale agreements, that may be sold or repledged was $1,313 million ($6,740 million - June 30, 2005).

**NOTE C – LOANS AND EQUITY INVESTMENTS AND RESERVE AGAINST LOSSES ON LOANS**

The distribution of the disbursed portfolio by sector is as follows (US$ millions):

| | June 30, 2006 | | | June 30, 2005 | | |
|---|---|---|---|---|---|---|
| | Loans | Equity investments | Total | Loans | Equity investments | Total |
| Finance and insurance | $ 3,511 | $ 1,018 | $ 4,529 | $ 2,637 | $ 845 | $ 3,482 |
| Utilities | 1,013 | 255 | 1,268 | 1,085 | 198 | 1,283 |
| Oil, gas and mining | 815 | 173 | 988 | 775 | 167 | 942 |
| Transportation and warehousing | 758 | 32 | 790 | 757 | 40 | 797 |
| Industrial and consumer products | 671 | 83 | 754 | 723 | 66 | 789 |
| Nonmetallic mineral product manufacturing | 703 | 23 | 726 | 529 | 24 | 553 |
| Information | 463 | 148 | 611 | 460 | 119 | 579 |
| Food and beverages | 478 | 63 | 541 | 512 | 62 | 574 |
| Chemicals | 465 | 63 | 528 | 337 | 73 | 410 |
| Collective investment vehicles | 48 | 383 | 431 | 56 | 402 | 458 |
| Agriculture and forestry | 367 | 60 | 427 | 207 | 60 | 267 |
| Wholesale and retail trade | 348 | 48 | 396 | 336 | 63 | 399 |
| Accommodation and tourism services | 277 | 30 | 307 | 322 | 43 | 365 |
| Paper and pulp | 237 | 55 | 292 | 266 | 27 | 293 |
| Primary metals | 233 | 30 | 263 | 350 | 27 | 377 |
| Textiles, apparel and leather | 152 | 19 | 171 | 181 | 21 | 202 |
| Plastics and rubber | 52 | 44 | 96 | 93 | 52 | 145 |
| Construction and real estate | 69 | 1 | 70 | 142 | 7 | 149 |
| Other | 197 | 23 | 220 | 194 | 18 | 212 |
| **Total disbursed portfolio** | **10,857** | **2,551** | **13,408** | **9,962** | **2,314** | **12,276** |
| Adjustments to investments accounted for under the equity method | - | 255 | 255 | - | 191 | 191 |
| Unrealized gains on equity investments held by consolidated VIEs | - | 6 | 6 | - | - | - |
| Unamortized deferred loan origination fees, net | (46) | - | (46) | - | - | - |
| Fair value adjustments for loans in qualifying hedge relationships | 6 | - | 6 | 11 | - | 11 |
| **Carrying value of loans and equity investments** | **$ 10,817** | **$ 2,812** | **$ 13,629** | **$ 9,973** | **$ 2,505** | **$ 12,478** |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distribution of the disbursed loan and equity investment portfolio by geographical region is as follows (US$ millions):

| | June 30, 2006 | | | June 30, 2005 | | |
|---|---|---|---|---|---|---|
| | Loans | Equity investments | Total | Loans | Equity investments | Total |
| Europe and Central Asia | $ 3,786 | $ 628 | $ 4,414 | $ 2,847 | $ 540 | $ 3,387 |
| Latin America and Caribbean | 3,475 | 651 | 4,126 | 3,681 | 618 | 4,299 |
| Asia | 2,055 | 866 | 2,921 | 1,922 | 737 | 2,659 |
| Sub-Saharan Africa | 792 | 188 | 980 | 677 | 186 | 863 |
| Middle East and North Africa | 726 | 125 | 851 | 672 | 107 | 779 |
| Other | 23 | 93 | 116 | 163 | 126 | 289 |
| **Total disbursed portfolio** | 10,857 | 2,551 | 13,408 | 9,962 | 2,314 | 12,276 |
| Adjustments to investments accounted for under the equity method | - | 255 | 255 | - | 191 | 191 |
| Unrealized gains on equity investments held by consolidated VIEs | - | 6 | 6 | - | - | - |
| Unamortized deferred loan origination fees, net | (46) | - | (46) | - | - | - |
| Fair value adjustments for loans in qualifying hedge relationships | 6 | - | 6 | 11 | - | 11 |
| **Carrying value of loans and equity investments** | $ 10,817 | $ 2,812 | $ 13,629 | $ 9,973 | $ 2,505 | $ 12,478 |

At June 30, 2006, 20% of the disbursed loan portfolio consisted of fixed rate loans (16% - June 30, 2005), while the remainder was at variable rates. At June 30, 2006, the disbursed loan portfolio included $88 million of loans serving as collateral under secured borrowing arrangements.

**Loan portfolio**

The currency composition and average yield of the disbursed loan portfolio are summarized below:

| | June 30, 2006 | | June 30, 2005 | |
|---|---|---|---|---|
| | Amount (US $ millions) | Average yield (%) | Amount (US $ million) | Average yield (%) |
| US dollar | $ 8,300 | 8.1 | $ 8,074 | 6.6 |
| Euro | 1,498 | 5.3 | 1,193 | 4.8 |
| Other currencies | 1,059 | 8.1 | 695 | 8.8 |
| **Total disbursed loan portfolio** | 10,857 | 7.7 | 9,962 | 6.5 |
| Unamortized deferred loan origination fees, net | (46) | | - | |
| Fair value adjustments for loans in qualifying hedge relationships | 6 | | 11 | |
| **Carrying value of loans** | $ 10,817 | | $ 9,973 | |

After the effect of interest rate and currency swaps, the Corporation's loans are principally denominated in US dollars.

Disbursed loans in all currencies are repayable during the years ending June 30, 2007 through June 30, 2011 and thereafter, as follows (US$ millions):

| | 2007 | 2008 | 2009 | 2010 | 2011 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Fixed rate loans | $ 380 | $ 336 | $ 338 | $ 247 | $ 226 | $ 676 | $ 2,203 |
| Variable rate loans | 1,200 | 1,266 | 1,364 | 1,153 | 1,056 | 2,615 | 8,654 |
| **Total disbursed loan portfolio** | $ 1,580 | $ 1,602 | $ 1,702 | $ 1,400 | $ 1,282 | $ 3,291 | 10,857 |
| Unamortized deferred loan origination fees, net | | | | | | | (46) |
| Fair value adjustments for loans in qualifying hedge relationships | | | | | | | 6 |
| **Carrying value of loans** | | | | | | | $ 10,817 |

The Corporation's disbursed variable rate loans generally reprice within one year.

Loans on which the accrual of interest has been discontinued amounted to $447 million at June 30, 2006 ($634 million - June 30, 2005). Interest income not recognized on nonaccruing loans during the year ended June 30, 2006 totaled $68 million ($58 million - year ended June 30, 2005; $82 million - year ended June 30, 2004). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2006 was $21 million ($36 million - year ended June 30, 2005; $54 million - year ended June 30, 2004). The average recorded investment in impaired loans during the year ended June 30, 2006, was $931 million ($1,486 million - year ended June 30, 2005). The recorded investment in impaired loans at June 30, 2006 was $671 million ($1,191 million - June 30, 2005).

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Reserve against losses on loans**

Changes in the reserve against losses, on loans for the year ended June 30, 2006, June 30, 2005, and June 30, 2004, are summarized below (US$ millions):

| | June 30, 2006 | June 30, 2005 | June 30, 2004 |
|---|---|---|---|
| Beginning balance | $ 989 | $ 1,367 | $ 1,684 |
| Provision for (release of provision for) losses on loans | 10 | (259) | (89) |
| Write-offs | (111) | (136) | (246) |
| Recoveries of previously written-off investments | 9 | 16 | 2 |
| Translation adjustments on loans | 4 | 4 | 15 |
| Other adjustments | (3) | (3) | 1 |
| **Ending balance** | $ 898 | $ 989 | $ 1,367 |

The provision for losses on loans and guarantees in the consolidated income statement for the year ended June 30, 2006 includes $5 million provision in respect of guarantees ($3 million release - year ended June 30, 2005; $14 million release - year ended June 30, 2004). At June 30, 2006 the accumulated reserve for losses on guarantees, included in the consolidated balance sheet in payables and other liabilities, was $18 million ($13 million - June 30, 2005).

**Interest and financial fees from loans**

Interest and financial fees from loans for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 comprise the following (US$ millions):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Interest income | $ 743 | $ 574 | $ 449 |
| Commitment fees | 21 | 17 | 15 |
| Other financial fees | 43 | 69 | 54 |
| **Total interest and financial fees from loans** | $ 807 | $ 660 | $ 518 |

**NOTE D – GUARANTEES**

Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by the Corporation generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2006 totaled $1,150 million ($978 million - June 30, 2005). Guarantees of $494 million that were outstanding at June 30, 2006 ($291 million - June 30, 2005) were not included in loans on the Corporation's consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that the Corporation could be required to make under these guarantees.

**NOTE E – INCOME FROM EQUITY INVESTMENTS**

Income from equity investments for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 comprise the following (US$ millions):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Realized capital gains on equity sales | $ 928 | $ 723 | $ 386 |
| Dividends and profit participations | 327 | 258 | 207 |
| Amortization of UJVs conditional asset retirement obligations | (8) | - | - |
| Income from LLPs, certain LLCs and other investments accounted for under the equity method | 56 | 191 | - |
| Changes in carrying value of equity investments | - | 269 | 69 |
| Equity investment impairment write-downs | (57) | (62) | - |
| Net losses on equity-related derivatives | (15) | (12) | (2) |
| Custody and other fees | (3) | (2) | (2) |
| **Total income from equity investments** | $ 1,228 | $ 1,365 | $ 658 |

Realized capital gains include recoveries and are net of losses on sales of equity investments.

Dividends and profit participations include $86 million ($106 million - year ended June 30, 2005; $65 million - year ended June 30, 2004) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE F – PROJECTS APPROVED AND COMMITTED BUT NOT DISBURSED OR UTILIZED

Projects approved by the Board of Directors not committed, loan and equity commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

| | June 30, 2006 | June 30, 2005 |
|---|---|---|
| Projects approved but not committed: | | |
| Loans | $ 2,353 | $ 2,333 |
| Equity investments | 507 | 400 |
| Guarantees | 679 | 731 |
| Client risk management facilities | 18 | 19 |
| Total projects approved but not committed | 3,557 | 3,483 |
| Projects committed but not disbursed: | | |
| Loans | 5,550 | 4,819 |
| Equity investments | 1,361 | 1,013 |
| Projects committed but not utilized: | | |
| Guarantees | 656 | 687 |
| Client risk management facilities | 132 | 119 |
| Total projects committed but not disbursed or utilized | 7,699 | 6,638 |
| **Total projects approved but not disbursed or utilized** | **$ 11,256** | **$ 10,121** |

### NOTE G – RESOURCE MOBILIZATION

Loan participations arranged to be placed with Participants in respect of loans approved by the Board of Directors, loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding and serviced by the Corporation for the Participants are as follows (US$ millions):

| | June 30, 2006 | June 30, 2005 |
|---|---|---|
| Loan participations arranged to be placed with Participants approved but not committed | $ 2,485 | $ 2,194 |
| Loan participations signed as commitments but not disbursed | 1,136 | 901 |
| **Loan participations arranged to be placed with Participants approved but not disbursed** | **$ 3,621** | **$ 3,095** |
| **Loan participations disbursed and outstanding which are serviced by the Corporation** | **$ 3,878** | **$ 4,382** |

### NOTE H – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

| | June 30, 2006 | June 30, 2005 |
|---|---|---|
| Receivables from sales of securities | $ 1,466 | $ 1,330 |
| Accrued interest income on time deposits and securities | 1,226 | 1,116 |
| Accrued income on derivative instruments | 299 | 316 |
| Accrued interest income on loans | 153 | 113 |
| Prepaid pension and other postretirement benefit costs | 393 | 348 |
| Headquarters building: | | |
| Land | 89 | 89 |
| Building | 192 | 184 |
| Less: Building depreciation | (43) | (38) |
| Headquarters building, net | 238 | 235 |
| Deferred charges and other assets | 192 | 316 |
| **Total receivables and other assets** | **$ 3,967** | **$ 3,774** |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**NOTE I – BORROWINGS**

**Market borrowings and associated derivatives**

The Corporation's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

| | June 30, 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Market borrowings | | Currency swaps payable (receivable) | | Interest rate swaps notional principal payable (receivable) | | Net currency obligation | |
| | Amount (US $ millions) | Weighted average cost (%) | Amount (US $ millions) | Weighted average cost (%) | Notional amount (US $ millions) | Weighted average cost (%) | Amount (US $ millions) | Weighted average cost (%) |
| US dollar | $ 6,980 | 3.9 | $ 8,078 | 4.6 | $ 6,334 | 5.1 | $ 14,725 | 4.9 |
| | | | | | (6,667) | (3.8) | - | - |
| Japanese yen | 4,174 | 4.2 | (4,174) | (4.2) | - | - | - | - |
| Pound sterling | 1,712 | 5.4 | (1,712) | (5.4) | - | - | - | - |
| South African rand | 589 | 7.2 | (589) | (7.2) | - | - | - | - |
| Hong Kong dollar | 552 | 6.1 | (552) | (6.1) | - | - | - | - |
| Euro | 475 | 6.4 | (475) | (6.4) | - | - | - | - |
| Australian dollar | 397 | 4.7 | (397) | (4.7) | - | - | - | - |
| Canadian dollar | 276 | 1.0 | (276) | (1.0) | - | - | - | - |
| New Zealand dollar | 242 | 6.0 | (242) | (6.0) | - | - | - | - |
| Colombian peso | 235 | 12.5 | (235) | (12.5) | - | - | - | - |
| Chinese renminbi | 141 | 3.4 | - | - | - | - | 141 | 3.4 |
| Malaysian ringgit | 136 | 2.9 | (136) | (2.9) | - | - | - | - |
| Moroccon dirham | 114 | 4.5 | (114) | (4.5) | - | - | - | - |
| Swiss francs | 91 | 1.9 | (91) | (1.3) | 80 | 1.3 | - | - |
| | | | | | (80) | (2.0) | - | - |
| Peruvian soles nuevos | 46 | 6.6 | (46) | (6.6) | - | - | - | - |
| **Principal at face value** | 16,160 | | $ (961) | | $ (333) | | $ 14,866 | |
| Less: Unamortized discounts, net | (605) | | | | | | | |
| **Total market borrowings** | 15,555 | | | | | | | |
| Fair value adjustments | (668) | | | | | | | |
| **Carrying value of market borrowings** | $ 14,887 | | | | | | | |

| | June 30, 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Market borrowings | | Currency swaps payable (receivable) | | Interest rate swaps notional principal payable (receivable) | | Net currency obligation | |
| | Amount (US $ millions) | Weighted average cost (%) | Amount (US $ millions) | Weighted average cost (%) | Notional amount (US $ millions) | Weighted average cost (%) | Amount (US $ millions) | Weighted average cost (%) |
| US dollar | $ 7,029 | 3.9 | $ 8,872 | 2.7 | $ 6,350 | 3.2 | $ 15,641 | 3.3 |
| | | | | | (6,610) | (3.8) | - | - |
| Japanese yen | 5,008 | 3.8 | (5,008) | (3.8) | - | - | - | - |
| Pound sterling | 1,713 | 5.4 | (1,713) | (5.4) | - | - | - | - |
| Hong Kong dollar | 745 | 6.0 | (745) | (6.0) | - | - | - | - |
| South African rand | 662 | 7.5 | (662) | (7.5) | - | - | - | - |
| Euro | 514 | 6.3 | (514) | (6.3) | - | - | - | - |
| Australian dollar | 497 | 4.7 | (497) | (4.7) | - | - | - | - |
| Canadian dollar | 284 | 1.0 | (284) | (1.0) | - | - | - | - |
| Colombian peso | 265 | 12.5 | (265) | (12.5) | - | - | - | - |
| New Zealand dollar | 216 | 5.6 | (216) | (5.6) | - | - | - | - |
| Malaysian ringgit | 132 | 2.9 | (132) | (2.9) | - | - | - | - |
| Moroccon dirham | 110 | 4.5 | (110) | (4.5) | - | - | - | - |
| Swiss francs | 78 | 2.7 | (78) | (0.4) | 78 | 0.4 | - | - |
| | | | | | (78) | (2.7) | - | - |
| Hungarian forints | 49 | 9.0 | (49) | (9.0) | - | - | - | - |
| Peruvian soles nuevos | 46 | 6.6 | (46) | (6.6) | - | - | - | - |
| **Principal at face value** | 17,348 | | $ (1,447) | | $ (260) | | $ 15,641 | |
| Less: Unamortized discounts, net | (593) | | | | | | | |
| **Total market borrowings** | 16,755 | | | | | | | |
| Fair value adjustments | (1,451) | | | | | | | |
| **Carrying value of market borrowings** | $ 15,304 | | | | | | | |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average cost of the Corporation's borrowings outstanding from market sources after currency and interest rate swap transactions was 4.9% at June 30, 2006 (3.3% - June 30, 2005). The weighted average remaining maturity of the Corporation's borrowings from market sources was 10.7 years at June 30, 2006 (11.6 years - June 30, 2005). Charges on borrowings for the year ended June 30, 2006, include $6 million of interest expense on secured borrowings.

Net fair value adjustments to the carrying value of market borrowings comprises $(668) million at June 30, 2006 ($(1,451) million - June 30, 2005) representing adjustments to the carrying value of transactions in designated fair value hedging relationships.

The net nominal amount receivable from currency swaps of $961 million and the net notional amount receivable from interest rate swaps of $333 million at June 30, 2006 ($1,447 million and $260 million - June 30, 2005), shown in the above table, are represented by currency and interest rate swap assets at fair value of $785 million and currency and interest rate swap liabilities at fair value of $(779) million ($1,270 million and $1,439 million - June 30, 2005), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.

**Borrowings from IBRD**

Borrowings outstanding from IBRD are summarized below:

| | June 30, 2006 | | June 30, 2005 | |
|---|---|---|---|---|
| | Principal amount (US$ millions) | Weighted average cost (%) | Principal amount (US$ millions) | Weighted average cost (%) |
| Saudi Arabian riyal | $ 50 | 4.5 | $ - | - |
| US dollar | 30 | 6.4 | 53 | 6.4 |
| Euro | - | - | 2 | 8.1 |
| **Total borrowings outstanding from IBRD** | $ 80 | | $ 55 | |

The weighted average remaining maturity of borrowings from IBRD was 7.5 years at June 30, 2006 (2.6 years - June 30, 2005). Charges on borrowings for the year ended June 30, 2006 includes $5 million ($5 million - year ended June 30, 2005; $8 million - year ended June 30, 2004) in respect of IBRD borrowings.

**Maturity of borrowings**

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2007 through June 30, 2011 and thereafter are summarized below (US$ millions):

| | 2007 | 2008 | 2009 | 2010 | 2011 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Borrowings from market sources | $ 1,843 | $ 1,823 | $ 1,279 | $ 1,856 | $ 1,280 | $ 8,079 | $ 16,160 |
| Borrowings from IBRD | 18 | 8 | 3 | 1 | - | 50 | 80 |
| **Total borrowings, gross** | $ 1,861 | $ 1,831 | $ 1,282 | $ 1,857 | $ 1,280 | $ 8,129 | 16,240 |
| Less: Unamortized discounts, net | | | | | | | (605) |
| Fair value adjustments | | | | | | | (668) |
| **Carrying value of borrowings** | | | | | | | $ 14,967 |

After the effect of interest rate and currency swaps, the Corporation's borrowings generally reprice within one year.

**NOTE J – PAYABLES AND OTHER LIABILITIES**

Payables and other liabilities are summarized below (US$ millions):

| | June 30, 2006 | June 30, 2005 |
|---|---|---|
| Accrued charges on borrowings | $ 216 | $ 247 |
| Accrued charges on derivative instruments | 282 | 268 |
| Payables for purchases of securities | 1,352 | 1,769 |
| Secured borrowings | 88 | - |
| Accounts payable, accrued expenses and other liabilities | 286 | 416 |
| Deferred income | 60 | 50 |
| **Total payables and other liabilities** | $ 2,284 | $ 2,750 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**NOTE K – CAPITAL TRANSACTIONS**

The Corporation's authorized share capital was increased to $2,450 million through two capital increases in 1992. The subscription and payment period for shares then allocated ended on August 1, 1999, but the Corporation has agreed to defer the payment date for certain member countries beyond this date. Pursuant to these arrangements, $1 million of subscribed shares remained unpaid at June 30, 2006 ($1 million - June 30, 2005).

During the year ended June 30, 2006, no shares were subscribed and paid by member countries at a par value of $1,000 each (1,615 - year ended June 30, 2005; 720 - year ended June 30, 2004).

Under IFC's Articles of Agreement, in the event a member withdraws from IFC, the Corporation and the member may agree on the repurchase of the member's capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as the Corporation and the member may agree, the repurchase price of the member's capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions, including payments in installments, at such times and in such available currency or currencies as the Corporation reasonably determines, taking into account the financial position of the Corporation. IFC's Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

On August 7, 2006, the Board of Directors approved the designation of $230 million of the Corporation's retained eamings for the purposes of the funding mechanism for technical assistance and advisory services.

On August 7, 2006, the Board of Directors approved the designation of $150 million of the Corporation's retained eamings for the purposes of grants to IDA.

**NOTE L – OTHER INCOME**

Other income for the year ended June 30, 2006, predominantly comprises $20 million of fees collected from clients for expenses incurred by the Corporation, included in administrative expenses ($16 million - year ended June 30, 2005; $16 million - year ended June 30, 2004), $17 million of income from consolidated entities ($5 million - year ended June 30, 2005; $0 million - year ended June 30, 2004) and income under other reimbursable arrangements of $10 million ($13 million - year ended June 30, 2005; $10 million - year ended June 30, 2004).

**NOTE M – TECHNICAL ASSISTANCE AND ADVISORY SERVICES**

As of June 30, 2005, the Corporation had designated retained earnings in the amount of $350 million for TAAS. As of June 30, 2006, the Board of Directors has approved $280 million of proposed expenditures beginning in the year ended June 30, 2005 through the year ending June 30, 2011. Of the amount approved by the Board of Directors as of June 30, 2006, the Corporation has recognized expenditures of $55 million in the year ended June 30, 2006 and $38 million in the year ended June 30, 2005.

Prior to the year ended June 30, 2005, from time to time, the Board of Directors approved recommendations under which the Corporation contributed to special programs, comprising the Corporation's Global Small and Medium Enterprise Capacity Building Facility, Technical Assistance Fund and Foreign Investment Advisory Service and other donor-funded operations. During the year ended June 30, 2004, the Corporation contributed a total of $29 million to these facilities.

**NOTE N – PERFORMANCE-BASED GRANTS**

During the year ended June 30, 2006, the Corporation provided $35 million to IBRD's Global Partnership for Output Based Aid under a pilot phase approved by IFC's Board of Directors in March 2006, which has been recorded as an expense in the year ended June 30, 2006. Also under the pilot phase, IFC's Board of Directors has approved a further $30 million for a future performance-based small and medium-size enterprise initiative for Sub-Saharan Africa. No amounts have been expensed under this initiative in the year ended June 30, 2006.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE O – NET (LOSSES) GAINS ON NON-TRADING FINANCIAL INSTRUMENTS

Net (losses) gains on non-trading financial instruments for the year ended June 30, 2006, June 30, 2005, and June 30, 2004, comprise (US$ millions):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Difference between changes in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged | $ (63) | $ (48) | $ 65 |
| Change in fair value of non-trading derivative instruments not designated as a hedge | (65) | 112 | (54) |
| Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133 | (3) | (3) | (2) |
| Release from accumulated other comprehensive income of transition gain on cash flow-like hedges | - | 1 | 2 |
| **Net (losses) gains on non-trading financial instruments** | $ (131) | $ 62 | $ 11 |

Of the total net (losses) gains on non-trading financial instruments, unrealized losses of $182 million (gains of $44 million - year ended June 30, 2005; losses $26 million - year ended June 30, 2004) are attributable to borrowings and related derivatives transactions, unrealized gains of $51 million (gains $15 million - year ended June 30, 2005; gains $36 million - year ended June 30, 2004) are attributable to loans and related derivatives transactions, and unrealized gains of $0 million (gains $3 million - year ended June 30, 2005; gains $1 million - year ended June 30, 2004) are attributable to client risk management activities.

Upon the adoption of SFAS No. 133 on July 1, 2000, the Corporation recorded a gain of $14 million to accumulated other comprehensive income to adjust the book value to fair value of cross-currency interest rate swaps in cash flow-like hedges. The Corporation elected not to seek hedge accounting for these transactions under SFAS No. 133 and, accordingly, records the cross-currency interest rate swaps at fair value, with the change in fair value included in earnings. The gain recorded in accumulated other comprehensive income upon adoption of SFAS No. 133 is released into earnings over the remaining original hedge term. The amounts released for the years ended June 30, 2006 and June 30, 2005 are shown above; the expected release for the year ending June 30, 2007 is $0 million.

## NOTE P – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Many of the Corporation's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since the Corporation generally holds loans, borrowings and other financial instruments to maturity with the aim of realizing their recorded values.

The estimated fair values reflect the interest rate environments as of June 30, 2006 and June 30, 2005. In different interest rate environments, the fair value of the Corporation's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of the Corporation. The fair values of the individual financial instruments do not represent the fair value of the Corporation taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2006 and June 30, 2005 are summarized below.

**Liquid assets** - The estimated fair value of time deposits and the trading securities portfolio are based on quoted market prices and the present value of estimated future cash flows using appropriate discount rates.

**Derivative instruments** - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

**Loans and loan commitments** - The Corporation generally has not sold its loans from the portfolio, and there is no comparable secondary market. Fair values for fixed rate loans and loan commitments were determined using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds. Since rates on variable rate loans and loan commitments are generally reset on a quarterly or semiannual basis, the carrying value adjusted for credit risk was determined to be the best estimate of fair value. The Corporation also holds options to convert loans into equity of certain of its investee companies. Fair values of these conversion options are based on quoted market prices or other calculated values of the underlying equity investment.

**Equity investments** - Fair values of equity investments accounted for at cost less impairment were determined using market prices where available, put option prices, book values or cost, certain of which were discounted based upon management's estimate of net realizable value. Where market prices were not available or alternate valuation techniques were not practical, cost was determined to be the best estimate of fair value. Fair values of investments in LLPs and certain LLCs, other equity method investments and equity investments held by consolidated VIEs are not included.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Borrowings** - Fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Estimated fair values of the Corporation's financial assets and liabilities and off-balance sheet financial instruments are summarized below (US$ millions). The Corporation's credit exposure is represented by the estimated fair values of its financial assets.

| | June 30, 2006 | | | June 30, 2005 |
|---|---|---|---|---|
| | Carrying amount | Fair value adjustments | Fair value | Fair value |
| **Financial assets** | | | | |
| Due from banks, time deposits, securities and securities purchased under resale agreements | $ 20,594 | $ - | $ 20,594 | $ 22,781 |
| Loans | 10,817 | 441 | 11,258 | 10,396 |
| Reserve against losses on loans | (898) | - | (898) | (989) |
| Net loans | 9,919 | 441 | 10,360 | 9,407 |
| Cost method equity investments | 2,325 | 4,232 | 6,557 | 4,749 |
| Derivative assets: | | | | |
| Liquid asset portfolio-related | 189 | - | 189 | 151 |
| Loans-related | 123 | - | 123 | 72 |
| Borrowings-related | 785 | - | 785 | 1,270 |
| Client risk management-related | 29 | - | 29 | 23 |
| Equity-related | 2 | - | 2 | - |
| Total derivative assets | 1,128 | - | 1,128 | 1,516 |
| Nonfinancial assets, including equity method and consolidated investments | 4,454 | - | 4,454 | 4,184 |
| **Total assets** | $ 38,420 | $ 4,673 | $ 43,093 | $ 42,637 |
| **Financial liabilities** | | | | |
| Securities sold under repurchase agreements and payable for cash collateral received | $ 8,805 | $ - | $ 8,805 | $ 9,321 |
| Market and IBRD borrowings outstanding | 14,967 | - | 14,967 | 15,361 |
| Derivative liabilities: | | | | |
| Liquid asset portfolio-related | 344 | - | 344 | 733 |
| Loans-related | 135 | - | 135 | 139 |
| Borrowings-related | 779 | - | 779 | 1,439 |
| Client risk management-related | 28 | - | 28 | 21 |
| Equity-related | 2 | - | 2 | - |
| Total derivative liabilities | 1,288 | - | 1,288 | 2,332 |
| Nonfinancial liabilities | 2,284 | - | 2,284 | 2,750 |
| **Total liabilities** | $ 27,344 | $ - | $ 27,334 | $ 29,764 |

| | June 30, 2006 | | | June 30, 2005 |
|---|---|---|---|---|
| | Carrying amount | Fair value adjustments | Fair value | Fair value |
| **Off-balance sheet financial instruments** | | | | |
| Loan commitments | $ 5,550 | $ 14 | $ 5,564 | $ 4,831 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**NOTE Q – CURRENCY POSITION**

The Corporation conducts its operations for its loans, time deposits and securities and borrowings in multiple currencies. The Corporation's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. The Corporation's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, the Corporation carries the currency risk of equity investments and quasi-equity investments and funds these investments from its capital and retained earnings.

The following table summarizes the Corporation's exposure in major currencies at June 30, 2006 and June 30, 2005 (US$ millions):

| | June 30, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | US dollar | Euro | Japanese yen | Other currencies | Fair value adjustments | Total |
| **Assets** | | | | | | |
| Cash and cash equivalents | $ 17,718 | $ 1,413 | $ 89 | $ 184 | $ - | $ 19,404 |
| Securities purchased under resale agreements | 1,190 | - | - | - | - | 1,190 |
| Loans disbursed and outstanding | 8,255 | 1,498 | 45 | 1,013 | 6 | 10,817 |
| Less: Reserve against losses on loans | (707) | (107) | (4) | (80) | - | (898) |
| Net loans | 7,548 | 1,391 | 41 | 933 | 6 | 9,919 |
| Equity investments | - | - | - | 2,812 | - | 2,812 |
| Total loans and equity investments disbursed and outstanding | 7,548 | 1,391 | 41 | 3,745 | 6 | 12,731 |
| Derivative assets | 2,725 | 1,276 | 4,472 | 4,147 | (11,492) | 1,128 |
| Receivables and other assets | 3,658 | 91 | 88 | 130 | - | 3,967 |
| **Total assets** | $ 32,839 | $ 4,171 | $ 4,690 | $ 8,206 | $ (11,486) | $ 38,420 |
| **Liabilities** | | | | | | |
| Securities sold under repurchase agreements and payable for cash collateral received | $ 8,064 | $ 741 | $ - | $ - | $ - | $ 8,805 |
| Borrowings | 6,681 | 468 | 4,177 | 4,309 | (668) | 14,967 |
| Derivative liabilities | 7,996 | 2,765 | 425 | 977 | (10,875) | 1,288 |
| Payables and other liabilities | 1,997 | 64 | 82 | 141 | | 2,284 |
| **Total liabilities** | $ 24,738 | $ 4,038 | $ 4,684 | $ 5,427 | $ (11,543) | $ 27,344 |

| | June 30, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | US dollar | Euro | Japanese yen | Other currencies | Fair value adjustments | Total |
| **Assets** | | | | | | |
| Cash and cash equivalents | $ 14,020 | $ 2,020 | $ 199 | $ 260 | $ - | $ 16,499 |
| Securities purchased under resale agreements | 5,436 | 846 | - | - | - | 6,282 |
| Loans disbursed and outstanding | 8,075 | 1,193 | 26 | 668 | 11 | 9,973 |
| Less: Reserve against losses on loans | (795) | (127) | (3) | (64) | - | (989) |
| Net loans | 7,280 | 1,066 | 23 | 604 | 11 | 8,984 |
| Equity investments | - | - | - | 2,505 | - | 2,505 |
| Total loans and equity investments disbursed and outstanding | 7,280 | 1,066 | 23 | 3,109 | 11 | 11,489 |
| Derivative assets | 2,653 | 1,629 | 5,355 | 4,512 | (12,633) | 1,516 |
| Receivables and other assets | 3,477 | 69 | 106 | 122 | - | 3,774 |
| **Total assets** | $ 32,866 | $ 5,630 | $ 5,683 | $ 8,003 | $ (12,622) | $ 39,560 |
| **Liabilities** | | | | | | |
| Securities sold under repurchase agreements and payable for cash collateral received | $ 7,845 | $ 1,476 | $ - | $ - | $ - | $ 9,321 |
| Borrowings | 6,823 | 508 | 5,013 | 4,466 | (1,451) | 15,359 |
| Derivative liabilities | 8,749 | 3,487 | 568 | 887 | (11,359) | 2,332 |
| Payables and other liabilities | 2,414 | 97 | 100 | 139 | - | 2,750 |
| **Total liabilities** | $ 25,831 | $ 5,568 | $ 5,681 | $ 5,492 | $ (12,810) | $ 29,762 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**NOTE R – SEGMENT REPORTING**

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in note A, "Summary of Significant Accounting and Related Policies."

An analysis of the Corporation's major components of income and expense by business segment for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 is given below (US$ millions):

| | 2006 | | | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Client services | Treasury services | Total | Client services | Treasury services | Total | Client services | Treasury services | Total |
| Interest and financial fees from loans | $ 807 | $ - | $ 807 | $ 660 | $ - | $ 660 | $ 518 | $ - | $ 518 |
| Income from liquid asset trading activities | - | 444 | 444 | - | 358 | 358 | - | 177 | 177 |
| Charges on borrowings | (343) | (260) | (603) | (151) | (158) | (309) | (41) | (100) | (141) |
| Income from equity investments | 1,228 | - | 1,228 | 1,365 | - | 1,365 | 658 | - | 658 |
| (Provision for) release of provision for losses on loans and guarantees | (15) | - | (15) | 261 | - | 261 | 103 | - | 103 |
| Service fees | 52 | - | 52 | 41 | - | 41 | 41 | - | 41 |
| Administrative expenses | (430) | (6) | (436) | (397) | (6) | (403) | (354) | (6) | (360) |
| Other income (expense) | 22 | - | 22 | 18 | - | 18 | (14) | - | (14) |
| **Income before expenditures for TAAS, PBG and net (losses) gains on non-trading financial instruments** | **1,321** | **178** | **1,499** | **1,797** | **194** | **1,991** | **911** | **71** | **982** |
| Expenditures for TAAS | (55) | - | (55) | (38) | - | (38) | - | - | - |
| Expenditures for PBG | (35) | - | (35) | - | - | - | - | - | - |
| Net (losses) gains on non-trading financial instruments | 49 | (180) | (131) | 18 | 44 | 62 | 37 | (26) | 11 |
| **Net income** | **$ 1,280** | **$ (2)** | **$ 1,278** | **$ 1,777** | **$ 238** | **$ 2,015** | **$ 948** | **$ 45** | **$ 993** |

Geographical segment data in respect of client services are disclosed in Note C, and are not relevant in respect of treasury services.

**NOTE S – PENSION AND OTHER POSTRETIREMENT BENEFITS**

The Corporation, IBRD, and MIGA participate in a defined benefit SRP, a Retired Staff Benefits Plan (RSBP), and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

The Corporation uses a June 30 measurement date for its pension and other postretirement benefit plans.

The amounts presented below reflect the Corporation's respective share of the costs, assets, and liabilities of the plans.

All costs, assets, and liabilities associated with these plans are allocated between the Corporation, IBRD, and MIGA based upon their employees' respective contributions to the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The Corporation, IDA, and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to the Corporation for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004 (US$ millions):

| | SRP | | | RSBP | | | PEBP | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| **Benefit cost** | | | | | | | | | |
| Service cost | $ 59 | $ 48 | $ 43 | $ 9 | $ 6 | $ 5 | $ 2 | $ 2 | $ 2 |
| Interest cost | 101 | 100 | 84 | 8 | 7 | 5 | 2 | 1 | 1 |
| Expected return on plan assets | (157) | (145) | (122) | (10) | (8) | (6) | - | - | - |
| Amortization of prior service cost | 1 | 3 | 3 | - | - | - | - | - | - |
| Amortization of unrecognized net loss (gain) | 9 | - | 3 | 4 | 2 | 2 | - | - | - |
| **Net periodic pension cost** | $ 13 | $ 6 | $ 11 | $ 11 | $ 7 | $ 6 | $ 4 | $ 3 | $ 3 |

The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

For the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004, expenses for these plans of $28 million, $16 million and $20 million, respectively, were allocated to IFC. The Corporation's net expense for these plans reported in the consolidated income statement was $28 million, $14 million, and $19 million for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004, respectively.

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for the Corporation for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are invested in fixed income instruments.

| | SRP | | | RSBP | | | PEBP | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| **Projected Benefit Obligation** | | | | | | | | | |
| Beginning of year | $ 1,631 | $ 1,392 | $ 1,269 | $ 162 | $ 103 | $ 91 | $ 23 | $ 15 | $ 12 |
| Service cost | 59 | 48 | 43 | 9 | 6 | 5 | 2 | 2 | 2 |
| Interest cost | 101 | 100 | 84 | 8 | 7 | 5 | 2 | 1 | 1 |
| Employee contributions | 15 | 14 | 13 | 1 | 2 | 1 | - | - | - |
| Benefits paid | (51) | (68) | (56) | (4) | (6) | (5) | (2) | (2) | (1) |
| Actuarial (gain) loss | (403) | 145 | 39 | (15) | 50 | 6 | 9 | 7 | 1 |
| End of year | 1,352 | 1,631 | 1,392 | 161 | 162 | 103 | 34 | 23 | 15 |
| **Fair value of plan assets** | | | | | | | | | |
| Beginning of year | $ 1,670 | $ 1,592 | $ 1,328 | $ 118 | $ 99 | $ 80 | $ - | $ - | $ - |
| Employee contributions | 15 | 14 | 13 | 1 | 2 | 1 | - | - | - |
| Actual return on assets | 205 | 88 | 284 | 11 | 15 | 16 | - | - | - |
| Employer contributions | 53 | 44 | 23 | 16 | 8 | 7 | - | - | - |
| Benefits paid | (51) | (68) | (56) | (4) | (6) | (5) | - | - | - |
| End of year | 1,892 | 1,670 | 1,592 | 142 | 118 | 99 | - | - | - |
| **Funded status** | | | | | | | | | |
| Plan assets in excess of (less than) projected benefit obligation | $ 540 | $ 39 | $ 200 | $ 19 | $ (44) | $ (4) | $ (34) | $ (23) | $ (15) |
| Unrecognized net (gain) loss from past experience different from changes in assumptions | (202) | 258 | 57 | 43 | 62 | 21 | 15 | 6 | (1) |
| Unrecognized prior service cost | 10 | 11 | 14 | - | - | - | 1 | - | - |
| Prepaid (accrued) pension cost | $ 348 | $ 308 | $ 271 | $ 24 | $ 18 | $ 17 | $ (18) | $ (17) | $ (16) |
| Accumulated benefit obligation | $ 1,024 | $ 1,255 | $ 1,008 | $ 161 | $ 162 | $ 103 | $ 28 | $ 20 | $ 13 |

The prepaid SRP cost was $348 million at June 30, 2006 ($308 million - June 30, 2005) and the prepaid RSBP cost was $24 million at June 30, 2006 ($18 million - June 30, 2005). These amounts are included in Receivables and other assets on the consolidated balance sheet.

**Assumptions**

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004:

**Weighted average assumptions used to determine projected benefit obligation (%)**

| | SRP | | | RSBP | | | PEBP | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| Discount rate | 6.50 | 5.25 | 6.25 | 6.50 | 5.25 | 6.25 | 6.50 | 5.25 | 6.25 |
| Rate of compensation increase | 6.80 | 5.90 | 6.40 | | | | | | |
| Health care growth rates -at end of fiscal year | | | | 7.60 | 6.80 | 7.30 | | | |
| Ultimate health care growth rate | | | | 5.00 | 4.25 | 4.75 | | | |
| Year in which ultimate rate is reached | | | | 2012 | 2012 | 2012 | | | |

**Weighted average assumptions used to determine net periodic pension cost (%)**

| | SRP | | | RSBP | | | PEBP | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| Discount rate | 5.25 | 6.25 | 5.75 | 5.25 | 6.25 | 5.75 | 5.25 | 6.25 | 5.75 |
| Expected return on plan assets | 7.75 | 7.75 | 7.75 | 8.25 | 8.25 | 7.75 | | | |
| Rate of compensation increase | 5.90 | 6.40 | 5.40 | | | | | | |
| Health care growth rates -at end of fiscal year | | | | 6.80 | 7.30 | 6.10 | | | |
| -to year 2012 and thereafter | | | | 4.25 | 4.75 | 3.75 | | | |

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

| | One percentage point increase | One percentage point decrease |
|---|---|---|
| Effect on total service and interest cost | $ 4 | $ (3) |
| Effect on postretirement benefit obligation | 33 | (27) |

**Investment Strategy**

The investment policy for the SRP and the RSBP is to optimize the risk-return relationship as appropriate to the respective plan's needs and goals, using a global diversified portfolio of various asset classes. Specifically, the long-term asset allocation is based on an analysis that incorporates expected returns by asset class as well as volatilities and correlations across asset classes and the liability profile of the respective plans. This analysis, referred to as an asset-liability analysis, also provides estimates of potential future contributions and future asset and liability balances. Plan assets are managed by external investment managers and monitored by IBRD's pension investment department. The pension plan assets are invested in diversified portfolios of public equity, fixed income, and alternative investments. The fixed-income and public equity asset classes are rebalanced on a monthly basis.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the weighted-average asset allocation at June 30, 2006 and June 30, 2005, and the respective target allocation by asset category for the SRP and RSRP (%):

| | SRP | | | RSBP | | |
|---|---|---|---|---|---|---|
| | Target Allocation 2006 | % of Plan Assets | | Target Allocation 2006 | % of Plan Assets | |
| | | 2006 | 2005 | | 2006 | 2005 |
| **Asset Class** | | | | | | |
| Fixed Income | 40% | 40% | 40% | 30% | 30% | 31% |
| Public Equity | 35 | 35 | 40 | 30 | 33 | 37 |
| Alternative Investments | 25 | 25 | 20 | 40 | 37 | 32 |
| Total | 100% | 100% | 100% | 100% | 100% | 100% |
| Alternative Investments include: | | | | | | |
| Private Equity | up to 12% | 8.3% | 7.1% | up to 28% | 12.3% | 11.2% |
| Real Estate | up to 8% | 4.7 | 4.0 | up to 18% | 4.1% | 3.7 |
| Hedge Funds | up to 12% | 12.0 | 8.7 | up to 23% | 20.5% | 16.8 |

**Estimated Future Benefits Payments**

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2006 (US$ millions):

| | SRP | RSBP | PEBP |
|---|---|---|---|
| July 1, 2006 - June 30, 2007 | $48 | $3 | $3 |
| July 1, 2007 - June 30, 2008 | 54 | 3 | 3 |
| July 1, 2008 - June 30, 2009 | 61 | 4 | 3 |
| July 1, 2009 - June 30, 2010 | 66 | 4 | 3 |
| July 1, 2010 - June 30, 2011 | 71 | 5 | 4 |
| July 1, 2011 - June 30, 2015 | 452 | 35 | 22 |

**Expected Contributions**

The Corporation's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for the Corporation during the fiscal year beginning July 1, 2006 is $25 million and $9 million, respectively.

**NOTE T – SERVICE AND SUPPORT PAYMENTS**

The Corporation obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. The Corporation makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to the Corporation for the year ended June 30, 2006, were $23 million ($25 million - year ended June 30, 2005; $21 million - year ended June 30, 2004).

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE U – TRUST FUNDS

The Corporation uses the services of IBRD to administer funds on behalf of donors that are restricted for specific uses, including technical assistance, feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the Corporation's assets. The responsibilities of the Corporation are to arrange for services generally not otherwise provided by it, including full project implementation and procurement of goods and services. The distribution of Trust Fund assets by executing agent is as follows (US$ millions):

| | June 30, 2006 | | June 30, 2005 | |
|---|---|---|---|---|
| | Total fiduciary assets | Number of active funds | Total fiduciary assets | Number of active funds |
| Executed by the Corporation | $ 420 | 715 | $ 287 | 612 |
| Executed by the recipient | - | - | - | - |
| **Total** | $ 420 | 715 | $ 287 | 612 |

## NOTE V – CONTINGENCIES

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Corporation's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition or results of operations.

## NOTE W – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it first became the primary beneficiary. Because certain VIEs were created prior to the issuance of FIN 46R, it may not be practicable to determine the carrying amounts of the assets, liabilities and noncontrolling interests at the initial date, and in such cases, the primary beneficiary must measure the assets, liabilities and noncontrolling interests at their fair values on the date FIN 46R is first applied. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

The Corporation has identified seven VIEs in which the Corporation is deemed to be the primary beneficiary at June 30, 2006.

Four of the VIEs have been consolidated into IFC's financial statements as of June 30, 2006. One consolidated VIE is in the Finance and Insurance sector in the Latin America and Caribbean region. Three consolidated VIEs are in the Collective Investment Vehicles sector in the Latin America and Caribbean region.

The remaining three VIEs in which the Corporation is deemed to be the primary beneficiary have not been consolidated into IFC's financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. IFC's net investment in these three entities totals $2 million, virtually all in the primary metals sector in the Asia region. Based on the most recent financial data available, total net assets of the three entities is $12 million.

As a result of the consolidation of the four investments described above, IFC's consolidated balance sheet at June 30, 2006 includes additional assets of $6 million in equity investments ($0 million - June 30, 2005), $3 million in receivables and other assets ($131 million - June 30, 2005), and additional liabilities of $2 million in payables and other liabilities ($131 million - June 30, 2005).

Other income for the year ended June 30, 2006 includes $17 million of income from consolidated entities ($5 million - year ended June 30, 2005; $0 million - year ended June 30, 2004) and other expense includes $10 million of expenses from consolidated entities ($5 million - year ended June 30, 2005; $0 million - year ended June 30, 2004).

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation has identified fourteen investments in VIEs in which the Corporation is not the primary beneficiary but in which it is deemed to hold significant variable interests. The Corporation's total investment in and maximum exposure to loss to these entities, comprising both disbursed amounts and amounts committed but not yet disbursed balances, was $108 million at June 30, 2006. The regional and sectoral analysis of the Corporation's investments in these VIEs is as follows (US$ millions):

| | June 30, 2006 | | |
|---|---|---|---|
| | Loans | Equity investments | Total |
| Latin America and Caribbean | $ 23 | $ 21 | $ 44 |
| Asia | 10 | 11 | 21 |
| Europe and Central Asia | 7 | 3 | 10 |
| Sub-Saharan Africa | - | 5 | 5 |
| Middle East and North Africa | 2 | - | 2 |
| Other | - | 26 | 26 |
| **Total VIE investments** | $ 42 | $ 66 | $ 108 |

| | June 30, 2006 | | |
|---|---|---|---|
| | Loans | Equity investments | Total |
| Collective investment vehicles | $ - | $ 51 | $ 51 |
| Finance and insurance | 15 | 12 | 27 |
| Agriculture and forestry | 10 | - | 10 |
| Food and beverages | 8 | - | 8 |
| Accommodation and tourism services | 7 | - | 7 |
| Oil, gas and mining | - | 3 | 3 |
| Textiles, apparel and leather | 2 | - | 2 |
| **Total VIE investments** | $ 42 | $ 66 | $ 108 |

Based on the most recent available data from these VIEs, the assets of these VIEs totaled $602 million.

**NOTE X – MATERIAL TRANSACTION**

On December 21, 2005, the Corporation entered into an agreement to sell its shares in Banca Comerciala Romana S.A. (BCR). The agreement includes provisions that may result in the termination of the agreement prior to closing. In addition, IFC has entered into an agreement which includes certain payment covenants and potential indemnifications with respect to certain conditions and valuations in case such conditions and valuations become applicable. The transaction did not close by June 30, 2006. Should the transaction close in accordance with the agreement, IFC would expect to recognize a significant capital gain in the year ending June 30, 2007, in the range of $669 million to $841 million (based on June 30, 2006 exchange rates).

**Information Statement**

# International Finance Corporation

No person is authorized to give any information or to make any representation not contained in this Information Statement, or any prospectus, information memorandum or offering circular, or related offering document. Any information or representation not contained herein must not be relied upon as having been authorized by the Corporation or by any dealer, underwriter or agent of the Corporation. Neither this Information Statement nor any such prospectus, information memorandum or offering circular, or related offering document, constitutes an offer to sell or solicitation of an offer to buy Securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A — Summary of significant accounting and related policies, translation of currencies and (2) all information in this Information Statement is given as of June 30, 2006.

## TABLE OF CONTENTS

# INTERNATIONAL FINANCE CORPORATION



## Consolidated Condensed
## Quarterly Financial Statements
## September 30, 2006
## (Unaudited)

# CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

September 30, 2006 (unaudited)

## Contents

INTERNATIONAL FINANCE CORPORATION

# CONSOLIDATED CONDENSED BALANCE SHEET

as of September 30, 2006 (unaudited) and June 30, 2006 (unaudited)

(US$ millions)

| | September 30 | June 30 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ 265 | $ 159 |
| Time deposits | 3,015 | 2,959 |
| Trading securities | 17,787 | 16,286 |
| Securities purchased under resale agreements | 966 | 1,190 |
| Loans | 11,521 | 10,817 |
| Less: Reserve against losses on loans - Note C | (844) | (898) |
| Net loans | 10,677 | 9,919 |
| Equity investments | 2,838 | 2,812 |
| Total loans and equity investments disbursed and outstanding | 13,515 | 12,731 |
| Derivative assets | 1,222 | 1,128 |
| Receivables and other assets | 4,353 | 3,967 |
| **Total assets** | **$ 41,123** | **$ 38,420** |
| **Liabilities and capital** | | |
| Liabilities | | |
| Securities sold under repurchase agreements and payable for cash collateral received | $ 8,032 | $ 8,805 |
| Borrowings withdrawn and outstanding | | |
| From market sources | 15,829 | 14,887 |
| From International Bank for Reconstruction and Development | 79 | 80 |
| Total borrowings | 15,908 | 14,967 |
| Derivative liabilities | 1,009 | 1,288 |
| Payables and other liabilities | 4,173 | 2,284 |
| Total liabilities | 29,122 | 27,344 |
| Capital | | |
| Capital stock, authorized 2,450,000 shares of $1,000 par value each | | |
| Subscribed | 2,365 | 2,365 |
| Less: Portion not yet paid | (1) | (1) |
| Total capital stock | 2,364 | 2,364 |
| Accumulated other comprehensive income | 1 | 1 |
| Retained earnings | 9,636 | 8,711 |
| Total capital | 12,001 | 11,076 |
| **Total liabilities and capital** | **$ 41,123** | **$ 38,420** |

The notes to consolidated condensed financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

# CONSOLIDATED CONDENSED INCOME STATEMENT

for the three months ended September 30, 2006 (unaudited) and September 30, 2005 (unaudited)

(US$ millions)

| | 2006 | 2005 |
|---|---|---|
| Interest and financial fees from loans | $ 237 | $ 196 |
| Income from liquid asset trading activities – Note B | 246 | 139 |
| Charges on borrowings | (195) | (125) |
| Income from equity investments – Note F | 657 | 331 |
| Release of provision for losses on loans and guarantees – Note C | 49 | 18 |
| **Income from loans, equity investments and liquid asset trading activities, after release of provision for losses on loans and guarantees** | **994** | **559** |
| **Other income** | | |
| Service fees | 11 | 11 |
| Net translation adjustments on non-trading activities | 1 | (3) |
| Other | 6 | 12 |
| **Total other income** | **18** | **20** |
| **Other expenses** | | |
| Administrative expenses | 117 | 116 |
| Expense from pension and other postretirement benefit plans | 3 | 7 |
| Other | - | 7 |
| **Total other expense** | **120** | **130** |
| **Income before expenditures for technical assistance and advisory services and net gains (losses) on non-trading financial instruments** | **892** | **449** |
| Expenditures for technical assistance and advisory services – Note H | (22) | (19) |
| Net gains (losses) on non-trading financial instruments – Note E | 55 | (8) |
| **Net income** | **$ 925** | **$ 422** |

The notes to consolidated condensed financial statements are an integral part of these statements.

# CONSOLIDATED CONDENSED STATEMENT OF COMPREHENSIVE INCOME

for the three months ended September 30, 2006 (unaudited) and September 30, 2005 (unaudited)

(US$ millions)

| | 2006 | 2005 |
|---|---|---|
| **Net income** | $ 925 | $ 422 |
| **Other comprehensive income** | | |
| Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000 | - | - |
| **Total comprehensive income** | $ 925 | $ 422 |

# CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN CAPITAL

for the three months ended September 30, 2006 (unaudited) and September 30, 2005 (unaudited)

(US$ millions)

| | Retained earnings | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Undesignated | Designated for technical assistance and advisory services | Designated for performance-based grants | Designated for grants to IDA | Total | Accumulated other comprehensive income | Capital stock[†] | Total capital |
| **At June 30,2006** | $ 7,859 | $ 487 | $ 215 | $ 150 | $ 8,711 | $ 1 | $ 2,364 | $ 11,076 |
| **Three months ended September 30, 2006** | | | | | | | | |
| Net income | 925 | | | | 925 | | | 925 |
| Expenditures for technical assistance and advisory services - Note H | 22 | (22) | | | - | | | - |
| **At September 30, 2006** | $ 8,806 | $ 465 | $ 215 | $ 150 | $ 9,636 | $ 1 | $ 2,364 | $ 12,001 |
| **At June 30, 2005** | 6,871 | 312 | 250 | - | 7,433 | 1 | 2,364 | 9,798 |
| **Three months ended September 30, 2005** | | | | | | | | |
| Net income | 422 | | | | 422 | | | 422 |
| Expenditures for technical assistance and advisory services – Note H | 19 | (19) | | | - | | | - |
| **At September 30, 2005** | $ 7,312 | $ 293 | $ 250 | $ - | $ 7,855 | $ 1 | $ 2,364 | $ 10,220 |

[†] Capital stock includes payments received on account of pending subscriptions.

The notes to consolidated condensed financial statements are an integral part of these statements.

# CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

for the three months ended September 30, 2006 (unaudited) and September 30, 2005 (unaudited)

(US$ millions)

| | 2006 | 2005 |
|---|---|---|
| **Cash flows from loans and equity investment activities** | | |
| Loan disbursements | $ (1,185) | $ (861) |
| Equity disbursements | (191) | (53) |
| Loan repayments | 477 | 593 |
| Sales of equity investments | 704 | 385 |
| **Net cash (used in) provided by investing activities** | **(195)** | **64** |
| **Cash flows from financing activities** | | |
| Drawdown of borrowings | 697 | 182 |
| Repayment of borrowings | (83) | (625) |
| **Net cash provided by (used in) financing activities** | **614** | **(443)** |
| **Cash flows from operating activities** | | |
| Net income | 925 | 422 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | |
| Realized capital gains on equity sales | (554) | (251) |
| Income from LLPs, certain LLCs and other investments accounted for under the equity method | (10) | (36) |
| Equity investment impairment write-downs | 12 | 16 |
| Release of provision for losses on loans and guarantees | (49) | (18) |
| Translation adjustments, net | (1) | 3 |
| Net (gains) losses on non-trading financial instruments | (55) | 8 |
| Change in accrued income on loans, time deposits and securities | 165 | 248 |
| Change in payables and other liabilities | 1,794 | 82 |
| Change in receivables and other assets | (420) | (160) |
| Change in trading securities and securities purchased and sold under resale and repurchase agreements | (2,053) | 934 |
| **Net cash (used in) provided by operating activities** | **(246)** | **1,248** |
| Change in cash and cash equivalents | 173 | 869 |
| Effect of exchange rate changes on cash and cash equivalents | (11) | - |
| Net change in cash and cash equivalents | 162 | 869 |
| Beginning cash and cash equivalents | 3,118 | 1,938 |
| **Ending cash and cash equivalents** | **$ 3,280** | **$ 2,807** |
| **Composition of cash and cash equivalents** | | |
| Cash and due from banks | $ 265 | $ 258 |
| Time deposits | 3,015 | 2,549 |
| **Total cash and cash equivalents** | **$ 3,280** | **$ 2,807** |
| **Supplemental disclosure** | | |
| Change in ending balances resulting from exchange rate fluctuations: | | |
| Loans outstanding | $ 29 | $ 9 |
| Borrowings | (47) | (176) |

The notes to consolidated condensed financial statements are an integral part of these statements.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

**PURPOSE**

The International Finance Corporation (IFC or the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

**NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES**

The consolidated condensed financial statements include the financial statements of the Corporation and three Variable Interest Entities (VIEs) (see Note K). The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP).

**Consolidated condensed financial statements presentation** - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

The consolidated condensed financial statements are presented in a manner consistent with the Corporation's audited consolidated financial statements as of and for the year ended June 30, 2006 and, in the opinion of the management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The Consolidated Balance Sheet as of June 30, 2006, included for comparative purposes only, is derived from those audited consolidated financial statements. For further information, refer to the consolidated financial statements and notes thereto included in the Corporation's Annual Report for the fiscal year ended June 30, 2006.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2007.

**Use of estimates** - The preparation of the consolidated condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated condensed financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

The Corporation uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

**Translation of currencies** - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at September 30, 2006 and June 30, 2006. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

**Loans** - The Corporation originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or developmental impact. Loans are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. Where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in net gains and losses on non-trading financial instruments in the consolidated condensed income statement. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

**Revenue recognition on loans** - Interest income and commitment fees on loans are recorded as income on an accrual basis. Beginning in the year ended June 30, 2006, the Corporation began amortizing net loan origination costs and fees over the estimated life of the originated loan to which the fees relate. Prior to the year ended June 30, 2006, loan origination costs were expensed as incurred, and loan origination fees were recognized in income when received. The net of loan origination fees and loan origination costs was considered insignificant. All other fees are recorded as income when received in freely convertible currencies.

The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated condensed financial statement in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the consolidated condensed financial statement.

**Reserve against losses on loans** - The Corporation recognizes portfolio impairment on loans in the consolidated condensed balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income on a quarterly basis, which increases or decreases the reserve against losses on loans.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the loan portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature investments.

The reserve against losses on loans reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower and is established through review of individual loans undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when the Corporation has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

**Equity investments** - The Corporation invests for current income, capital appreciation, developmental impact, or all three; the Corporation does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in limited liability partnerships (LLPs) and limited liability companies (LLCs), and/or as an investor in a private equity fund.

**Revenue recognition on equity investments** - Direct equity investments in which the Corporation does not have significant influence and certain investments in investment companies are carried at cost less impairment. The Corporation's investments in companies where it has significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for under the equity method. The Corporation's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE as the presumption of control by the fund manager or the general partner has been overcome are fully consolidated into the Corporation's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to capital gains. The cost recovery method is principally applied to the Corporation's investment in its oil and gas unincorporated joint ventures (UJVs). Conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systemically amortized over the estimated economic useful lives.

Dividends and profit participations received on cost method equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income when received in freely convertible currencies or securities, which are readily convertible into freely convertible currencies. Capital losses are recognized when incurred.

The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133.

**Impairment of equity investments** - Equity investments are assessed for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

**Guarantees** - The Corporation extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Beginning in the year ended June 30, 2001, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when the Corporation commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when the Corporation's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the outstanding date unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantees is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

condensed balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans on the consolidated condensed balance sheet. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

**Designations of retained earnings** - In the year ended June 30, 2004, IFC established a funding mechanism for technical assistance and advisory services (TAAS) through a designation of retained earnings. In the year ended June 30, 2005, the Corporation established a funding mechanism for performance-based grants (PBG) through a designation of retained earnings. Further, in the year ended June 30, 2006, the Corporation also designated retained earnings for grants to IDA for use by IDA in the provision of grants to further IFC's mandates in certain IDA member countries. Total designations of retained earnings for TAAS, PBG, and grants to IDA are determined based on the Corporation's annual income before expenditures for TAAS, expenditures for PBG, and net (losses) gains on non-trading financial instruments in excess of $150 million, and contemplating the financial capacity and priorities of the Corporation. Expenditures for TAAS, PBG, and grants to IDA are recorded as expenses in the Corporation's consolidated condensed income statement in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Expenditures are deemed to have occurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed, in accordance with US GAAP, to be controlled by IFC, the expenditure is deemed to have occurred only when the recipient organization expends the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by the Corporation will acquire certain investment assets other than cash. These investments have had no material impact on the Corporation's financial position, results of operations, or cash flows. In such cases, the Corporation includes those assets on its consolidated condensed balance sheet, where they remain until the recipient organization disposes of or transfers the asset or the Corporation is deemed to no longer be in control of the recipient organization.

**Liquid asset portfolio** - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Trading securities are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

The Corporation classifies due from banks and time deposits (collectively, cash and cash equivalents) as an element of liquidity in the statement of consolidated cash flows because they are readily convertible to known amounts of cash within 90 days.

**Repurchase and resale agreements** - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to repurchase and securities payable for cash collateral received are recorded at fair value.

**Borrowings** - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in net gains and losses on non-trading financial instruments in the consolidated condensed income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

**Risk management, derivative instruments, and hedge accounting** - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative, marketing or merchandising purposes.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

All derivative instruments are recorded on the consolidated condensed balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments, and market borrowing transactions entered into on or after January 1, 1999, are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated condensed balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in net gains (losses) on non-trading financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net gains (losses) on non-trading financial instruments.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in net gains and losses on non-trading financial instruments in the consolidated condensed income statement.

The Corporation has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of the Corporation's principal business activities and the accounting policies particular to them are described below.

*Lending activities* The Corporation's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. The impact on net income of changes in fair value of interest rate swaps qualifying for the shortcut method under SFAS No. 133 is exactly offset by a corresponding adjustment to the fair value of the related loans. The Corporation has elected not to designate hedging relationships for all other lending-related derivatives that do not qualify for the shortcut method.

*Client risk management activities* The Corporation enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of the Corporation's loan portfolio. To hedge the market risks that arise from these transactions with clients, the Corporation enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

*Borrowing activities* The Corporation issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. The Corporation uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with the Corporation's matched funding policy. The Corporation has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of cash flow-like hedging transactions for which no hedge relationship has been designated.

*Liquid asset portfolio management activities* The Corporation manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with the Corporation's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

*Asset and liability management* In addition to the risk managed in the context of its business activities detailed above, the Corporation faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and eliminating the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches, is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

The Corporation monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

credit rating and size of the individual counterparty. In addition, the Corporation has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the Corporation's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

**Resource mobilization** - The Corporation mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by the Corporation on behalf of the Participants. Loan participations serving as collateral under secured borrowing arrangements are included in loans on the Corporation's consolidated condensed balance sheet with the related secured borrowing included in liabilities on the Corporation's consolidated condensed balance sheet. The disbursed and outstanding balances of the loan participations that are considered sales are not included in the Corporation's consolidated condensed balance sheet.

**Pension and other postretirement benefits** - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to the Corporation is included in expense from pension and other postretirement benefits in the consolidated condensed income statement. The Corporation includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

**Variable Interest Entities** - In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with VIE. An entity that will absorb a majority of VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated condensed financial statements.

The Corporation has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note K provides further details regarding the Corporation's variable interests in VIEs.

**Accounting and financial reporting developments** - During the year ended June 30, 2006, the Corporation changed its accounting principle with respect to the amortization of loan origination fees and loan origination costs. Prior to the year ended June 30, 2006, the net of loan origination fees and costs was considered to be insignificant. Beginning in year ended June 30, 2006, the Corporation began amortizing loan origination fees and costs on an effective yield basis.

The FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20 and FASB Statement No.3. The Corporation early adopted SFAS No. 154 as of July 1, 2005. The adoption had no material impact on the Corporation's financial position, results of operations or cash flows.

The FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* - an interpretation of FASB Statement No. 143 (FIN 47). The Corporation adopted FIN 47 as of June 30, 2006 and has accrued a liability for its estimated conditional asset retirement obligations in four oil and gas UJVs.

The US Accounting Standards Executive Committee issued, and the FASB ratified, Statement of Position (SOP) 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-3). The Corporation adopted SOP 03-3 as of July 1, 2005, and the adoption had no material impact on the Corporation's financial position, results of operations or cash flows.

During the year ended June 30, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statements Nos. 133 and 140* (SFAS No. 155) and SFAS No. 156, *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 156). Both SFAS No. 155 and SFAS No. 156 are effective for fiscal years beginning after September 15, 2006, which would be the year ending June 30, 2008 for IFC. The Corporation is presently assessing the possible impact of SFAS No. 155 and SFAS No. 156.

During the quarter ended September 30, 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (FAS 157)which is effective for fiscal years beginning after November 15, 2007, which would be the year ending June 30, 2009 for IFC. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within the fiscal year of adoption. IFC has not elected to early adopt FAS 157 for FY2007 and not yet completed the necessary analysis to determine if it will early adopt in FY2008.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Also, during the quarter ended September 30, 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (FAS 158). As IFC does not have publicly traded equity securities, FAS 158 is effective for IFC as of the end of the fiscal year ending after June 15, 2007, which is the year ending June 30, 2007 for IFC. In accordance with FAS 158, the Corporation will required to recognize the funded status of its benefit plans. The Corporation is presently assessing the impact of FAS 158 on its June 30, 2007 financial statements.

In addition, during the three months ended September 30, 2006, the FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and APB Opinions. The Corporation analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of the Corporation.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

## NOTE B – INCOME FROM LIQUID ASSET PORTFOLIO

Income from the liquid asset trading portfolio for the three months ended September 30, 2006 and 2005 comprise (US$ millions):

| | 2006 | 2005 |
|---|---|---|
| Interest income | $ 199 | $ 134 |
| Net gains (losses) on trading activities: | | |
| Realized | (18) | (16) |
| Unrealized | 63 | 20 |
| Net gains on trading activities | 45 | 4 |
| Translation adjustments | 2 | 1 |
| **Total income from liquid asset portfolio** | $ 246 | $ 139 |

## NOTE C – RESERVE AGAINST LOSSES ON LOANS

Loans on which the accrual of interest has been discontinued amounted to $406 million at September 30, 2006 ($447 million - June 30, 2006). Interest income not recognized on nonaccruing loans during the three months ended September 30, 2006 totaled $11 million ($9 million – three months ended September 30, 2005). Interest collected on loans in nonaccrual status, related to current and prior years, during the three months ended September 30, 2006 was $1 million ($1 million – three months ended September 30, 2005).

Changes in the reserve against losses on loans for the three months ended September 30, 2006 and the year ended June 30, 2006 are summarized below (US$ millions):

| | September 30, 2006 | June 30, 2006 |
|---|---|---|
| Beginning balance | $ 898 | $ 989 |
| Release of (provision for) losses on loans | (50) | 10 |
| Write-offs | (4) | (111) |
| Recoveries of previously written-off investments | - | 9 |
| Translation adjustments on loans | 1 | 4 |
| Other adjustments | (1) | (3) |
| **Ending balance** | $ 844 | $ 898 |

Release of provision for losses on loans and guarantees in the consolidated condensed income statement for the three months ended September 30, 2006 includes $1 million charge in respect of guarantees ($nil million - three months ended September 30, 2005). At September 30, 2006 the accumulated reserve for losses on guarantees, included in the consolidated condensed balance sheet in payables and other liabilities, was $19 million ($18 million - June 30, 2006).

## NOTE D – GUARANTEES

Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by the Corporation generally have maturities consistent with those of the loan portfolio. Guarantees signed at September 30, 2006 totaled $1,259 million ($1,150 million – June 30, 2006). Guarantees of $573 million that were outstanding at September 30, 2006 ($494 million – June 30, 2006), were not included in loans on the Corporation's consolidated Condensed balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that the Corporation could be required to make under these guarantees.

## NOTE E – NET GAINS (LOSSES) ON OTHER FINANCIAL INSTRUMENTS

Net gains (losses) on other financial instruments for the three months ended September 30, 2006 and 2005 comprises (US$ millions):

| | 2006 | 2005 |
|---|---|---|
| Difference between changes in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged | $ 25 | $ 23 |
| Change in fair value of non-trading derivative instruments not designated as a hedge | 30 | (31) |
| **Net gains (losses) on non-trading financial instruments** | $ 55 | $ (8) |

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

## NOTE F – INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the three months ended September 30, 2006 and 2005 comprise the following (US$ millions):

| | 2006 | 2005 |
|---|---|---|
| Realized capital gains on equity sales | $ 554 | $ 251 |
| Dividends and profit participations | 105 | 66 |
| Income from LLPs, certain LLCs and other investments accounted for under the equity method | 10 | 36 |
| Equity investment impairment write-downs | (12) | (16) |
| Custody and other fees | - | (1) |
| Net losses on equity-related derivatives | - | (5) |
| **Total income from equity investments** | **$ 657** | **$ 331** |

Dividends and profit participations include $12 million ($28 million - three months ended September 30, 2005) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

## NOTE G – SEGMENT REPORTING

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in Note A, "Summary of significant accounting and related policies."

An analysis of the Corporation's major components of income and expense by business segment for the three months ended September 30, 2006 and 2005 is given below (US$ millions):

| | 2006 | | |
|---|---|---|---|
| | Client services | Treasury services | Total |
| Interest and financial fees from loans | $ 237 | $ - | $ 237 |
| Income from liquid asset trading activities | - | 246 | 246 |
| Charges on borrowings | (119) | (76) | (195) |
| Income from equity investments | 657 | - | 657 |
| Release of provision for losses on loans and guarantees | 49 | - | 49 |
| Service fees | 11 | - | 11 |
| Administrative expenses | (116) | (1) | (117) |
| Other income | 4 | - | 4 |
| **Income before expenditures for TAAS and net gains (losses) on non-trading financial instruments** | **723** | **169** | **892** |
| Expenditures for TAAS | (22) | - | (22) |
| Net gains (losses) on non-trading financial instruments | (20) | 75 | 55 |
| **Net income** | **$ 681** | **$ 244** | **$ 925** |

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

| | 2005 | | |
|---|---|---|---|
| | Client services | Treasury services | Total |
| Interest and financial fees from loans | $ 196 | $ - | $ 196 |
| Income from liquid asset trading activities | - | 139 | 139 |
| Charges on borrowings | (66) | (59) | (125) |
| Income from equity investments | 331 | - | 331 |
| Release of provision for losses on loans and guarantees | 18 | - | 18 |
| Service fees | 11 | - | 11 |
| Administrative expenses | (115) | (1) | (116) |
| Other income (expense) | (5) | - | (5) |
| **Income before expenditures for TAAS and net (losses) gains on non-trading financial instruments** | 370 | 79 | 449 |
| Expenditures for TAAS | (19) | - | (19) |
| Net (losses) gains on non-trading financial instruments | - | (8) | (8) |
| **Net income** | $ 351 | $ 71 | $ 422 |

**NOTE H – TECHNICAL ASSISTANCE AND ADVISORY SERVICES**

Through June 30, 2006, $580 million has been designated for the funding mechanism for technical assistance and advisory services. Expenditures for technical assistance and advisory services through June 30, 2006 totaled $93 million. In the three months ended September 30, 2006, the Corporation has recorded expenditures for technical assistance and advisory services totaling $22 million ($19 million – three months ended September 30, 2005). At September 30, 2006, retained earnings designated for technical assistance and advisory services totaled $465 million.

**NOTE I — PENSION AND OTHER POST RETIREMENT BENEFITS**

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IFC for the three months ended September 30, 2006 and September 30, 2005:

| | Three Months Ended September 30, 2006 (Unaudited) | | |
|---|---|---|---|
| | SRP | RSBP | PEBP |
| **Benefit cost** | | | |
| Service cost | $ 15 | $ 2 | $ 1 |
| Interest cost | 22 | 3 | 1 |
| Expected return on plan assets | (37) | (3) | - |
| Amortization of prior service cost | * | * | * |
| Amortization of unrecognized net loss (gain) | * | * | * |
| **Net periodic pension cost** | $ * | $ 2 | $ 2 |

* Less than $0.5 million

| | Three Months Ended September 30, 2005 (Unaudited) | | |
|---|---|---|---|
| | SRP | RSBP | PEBP |
| **Benefit cost** | | | |
| Service cost | $ 15 | $ 2 | $ 1 |
| Interest cost | 25 | 2 | * |
| Expected return on plan assets | (39) | (2) | - |
| Amortization of prior service cost | * | * | * |
| Amortization of unrecognized net loss (gain) | 2 | 1 | * |
| **Net periodic pension cost** | $ 3 | $ 3 | $ 1 |

* Less than $0.5 million

At September 30, 2006, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for the Corporation during fiscal year 2007 remained unchanged from that disclosed in the June 30, 2006 consolidated financial statements: $25 million for the SRP and

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

$9 million for the RSBP.

**NOTE J – CONTINGENCIES**

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Corporation's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition or results of operations.

**NOTE K – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS**

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it first became the primary beneficiary. Because certain VIEs were created prior to the issuance of FIN 46R, it may not be practicable to determine the carrying amounts of the assets, liabilities and noncontrolling interests at the initial date, and in such cases, the primary beneficiary must measure the assets, liabilities and noncontrolling interests at their fair values on the date FIN 46R is first applied. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

The Corporation has identified six VIEs in which the Corporation is deemed to be the primary beneficiary at September 30, 2006.

Three of the VIEs have been consolidated into IFC's consolidated condensed financial statements as of September 30, 2006. All consolidated VIEs are in the Collective Investment Vehicles sector in the Latin America and Caribbean region.

The remaining three VIEs in which the Corporation is deemed to be the primary beneficiary have not been consolidated into IFC's consolidated condensed financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. IFC's net investment in these three entities totals $2 million, virtually all in the primary metals sector in the Asia region. Based on the most recent financial data available, total net assets of the three entities is $11 million.

As a result of the consolidation of the three investments described above, IFC's consolidated condensed balance sheet at June 30, 2006 includes additional assets of $6 million in equity investments ($6 million - June 30, 2006), $2 million in receivables and other assets ($3 million - June 30, 2006), and additional liabilities of $2 million in payables and other liabilities ($2 million - June 30, 2006).

Other income for the year ended June 30, 2006 includes $nil million of income from consolidated entities ($17 million - year ended June 30, 2006; $5 million - year ended June 30, 2005) and other expense includes $nil million of expenses from consolidated entities ($10 million - year ended June 30, 2005; $5 million - year ended June 30, 2005).

The Corporation has identified eighteen investments in VIEs in which the Corporation is not the primary beneficiary but in which it is deemed to hold significant variable interests. The Corporation's total investment in and maximum exposure to loss to these entities, comprising both disbursed amounts and amounts committed but not yet disbursed balances, was $209 million at June 30, 2006. The regional and sectoral analysis of the Corporation's investments in these VIEs is as follows (US$ millions):

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

| | September 30, 2006 | | |
|---|---|---|---|
| | Loans | Equity investments | Total |
| Europe and Central Asia | $ 103 | $ 6 | $ 109 |
| Latin America and Caribbean | $ 22 | $ 21 | $ 43 |
| Asia | 11 | 11 | 22 |
| Sub-Saharan Africa | - | 8 | 8 |
| Middle East and North Africa | 1 | - | 1 |
| Other | - | 26 | 26 |
| **Total VIE investments** | $ 137 | $ 72 | $ 209 |

| | September 30, 2006 | | |
|---|---|---|---|
| | Loans | Equity investments | Total |
| Transportation and warehousing | $ 78 | $ - | $ 78 |
| Collective investment vehicles | - | 54 | 54 |
| Finance and insurance | 20 | 11 | 31 |
| Industrial and consumer products | 19 | 4 | 23 |
| Agriculture and forestry | 11 | - | 11 |
| Food and beverages | 8 | - | 8 |
| Oil, gas and mining | - | 2 | 2 |
| Accommodation and tourism services | - | 1 | 1 |
| Textiles, apparel and leather | 1 | - | 1 |
| **Total VIE investments** | $ 137 | $ 72 | $ 209 |

Based on the most recent available data from these VIEs, the assets of these VIEs totaled $1,033 million.

**NOTE L – MATERIAL TRANSACTION**

On December 21, 2005, the Corporation entered into an agreement to sell its shares in Banca Comerciala Romana S.A. (BCR). In addition, IFC has entered into an agreement which includes certain payment covenants and potential indemnifications with respect to certain conditions and valuations in case such conditions and valuations become applicable. The transaction closed during October 2006. Accordingly, IFC will recognize a significant capital gain in the second quarter of the year ending June 30, 2007, in the amount of $833 million.

# REPORT OF INDEPENDENT ACCOUNTANTS

**Deloitte.**

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
International Finance Corporation

We have reviewed the accompanying consolidated condensed balance sheet of the International Finance Corporation (IFC) as of September 30, 2006, and the related consolidated condensed income statement, statement of comprehensive income, statement of changes in capital, and statement of cash flows for the three-month periods ended September 30, 2006 and 2005. These interim financial statements are the responsibility of the IFC's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such consolidated condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet, including the statement of capital stock and voting power, of IFC as of June 30, 2006, and statement of cash flows for the fiscal year ended (not presented herein); and in our report dated August 7, 2006, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of June 30, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Deloitte & Touche LLP

November 13, 2006

# International Finance Corporation

## Reporting To SEC on New and Matured Borrowings

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|
| **For the Quarter Ending** | | **Sep 30, 2006** | | | |
| **New Market Borrowings** | | | | | |
| 07_15XXXXX | AUD | 157,000,000.00 | 119,751,750.00 | 5.37 | 11-Sep-06 |
| **Total for Currency** | **AUD** | **157,000,000.00** | **119,751,750.00** | | |
| 07_14XXXXX | EUR | 24,000,000.00 | 30,634,800.00 | 3.06 | 11-Sep-06 |
| **Total for Currency** | **EUR** | **24,000,000.00** | **30,634,800.00** | | |
| 07_12XXXXX | HKD | 750,000,000.00 | 96,429,535.72 | 4.45 | 01-Sep-06 |
| **Total for Currency** | **HKD** | **750,000,000.00** | **96,429,535.72** | | |
| 07_04XXXXX | JPY | 500,000,000.00 | 4,324,511.33 | 2.10 | 23-Aug-06 |
| 07_05XXXXX | JPY | 550,000,000.00 | 4,770,371.66 | 3.00 | 21-Aug-06 |
| 07_08XXXXX | JPY | 500,000,000.00 | 4,352,746.58 | 5.50 | 14-Aug-06 |
| 07_09XXXXX | JPY | 500,000,000.00 | 4,261,303.11 | 3.00 | 05-Sep-06 |
| **Total for Currency** | **JPY** | **2,050,000,000.00** | **17,708,932.68** | | |
| 07_11XXXXX | MXN | 200,000,000.00 | 18,461,254.44 | 7.00 | 25-Aug-06 |
| **Total for Currency** | **MXN** | **200,000,000.00** | **18,461,254.44** | | |
| 06_45XXXXX | USD | 11,875,000.00 | 11,875,000.00 | 0.00 | 06-Jul-06 |
| 07_02XXXXX | USD | 14,705,882.40 | 14,705,882.40 | 4.00 | 01-Aug-06 |
| 07_03XXXXX | USD | 6,250,000.00 | 6,250,000.00 | 4.00 | 08-Aug-06 |
| 07_13XXXXX | USD | 50,500,000.00 | 50,500,000.00 | 4.46 | 11-Sep-06 |
| **Total for Currency** | **USD** | **83,330,882.40** | **83,330,882.40** | | |
| 07_01_R1XX | ZAR | 200,000,000.00 | 28,039,676.00 | 7.25 | 31-Aug-06 |
| 07_01XXXXX | ZAR | 300,000,000.00 | 43,084,878.00 | 7.25 | 03-Aug-06 |
| 07_06XXXXX | ZAR | 900,000,000.00 | 132,453,252.00 | 8.15 | 10-Aug-06 |
| 07_07XXXXX | ZAR | 300,000,000.00 | 42,223,785.00 | 1.00 | 24-Aug-06 |
| 07_10XXXXX | ZAR | 600,000,000.00 | 84,760,728.00 | 8.00 | 25-Aug-06 |
| **Total for Currency** | **ZAR** | **2,300,000,000.00** | **330,562,319.00** | | |
| TOTAL NEW MARKET BORROWINGS | | | 696,879,474.24 | | |

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|
| **Matured Market Borrowings** | | | | | |
| 04_25XXXXX | GBP | 30,000,000.00 | 55,470,000.00 | 2.80 | 24-Jul-06 |
| **Total for Currency** | **GBP** | **30,000,000.00** | **55,470,000.00** | | |
| 03_39_B1XX | JPY | 1,000,000,000.00 | 8,462,026.66 | 2.65 | 20-Sep-06 |
| **Total for Currency** | **JPY** | **1,000,000,000.00** | **8,462,026.66** | | |
| 03_54_B2XX | USD | 16,949,152.50 | 16,949,152.50 | 0.00 | 08-Aug-06 |
| **Total for Currency** | **USD** | **16,949,152.50** | **16,949,152.50** | | |
| **TOTAL MATURED MARKET BORROWINGS** | | | **80,881,179.16** | | |

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|
| **Matured IBRD Borrowings** | | | | | |
| 003785_03X | USD | 1,190,476.00 | 1,190,476.00 | 8.00 | 01-Sep-06 |
| 004210_04X | USD | 312,500.00 | 312,500.00 | 5.58 | 03-Jul-06 |
| 004210_06X | USD | 222,000.00 | 222,000.00 | 5.58 | 17-Jul-06 |
| **Total for Currency** | **USD** | **1,724,976.00** | **1,724,976.00** | | |
| TOTAL MATURED IBRD BORROWINGS | | | **1,724,976.00** | | |